As filed with the Securities and Exchange Commission on December 30, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HTG Molecular Diagnostics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3826	86-0912294
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3430 E. Global Loop

Tucson, AZ 85706

(877) 289-2615

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Timothy B. Johnson

President and Chief Executive Officer

HTG Molecular Diagnostics, Inc.

3430 E. Global Loop

Tucson, AZ 85706

(877) 289-2615

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

M. Wainwright Fishburn, Jr., Esq. Steven M. Przesmicki, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Cheston J. Larson, Esq. Matthew T. Bush, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.001 par value per share	$60,000,000	$6,972

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of the additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 30, 2014

PRELIMINARY PROSPECTUS

SHARES OF COMMON STOCK

HTG Molecular Diagnostics, Inc. is offering                  shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “HTGM.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                     , 2015.

Leerink Partners
Canaccord Genuity	JMP Securities

The date of this prospectus is                     , 2015

Neither we nor any of the underwriters has authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor any of the underwriters is making an offer to sell or seeking offers to buy these securities in any jurisdiction where, or to any person to whom, the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus and any free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “HTG,” “HTG Molecular Diagnostics,” “we,” “us” and “our” refer to HTG Molecular Diagnostics, Inc.

Overview

We are a commercial stage company that developed and markets a novel technology platform to facilitate the routine use of complex molecular profiling. Our HTG Edge automated platform can quickly, robustly and simultaneously profile thousands of clinically relevant molecular targets from samples a fraction of the size required by current technologies. Our objective is to establish the HTG Edge platform as a standard in molecular profiling and make this capability accessible to all molecular labs from research to the clinic. We believe that our target customers desire high quality molecular profiling information in a multiplexed panel format from increasingly smaller samples, with the ability to do this locally to minimize turnaround time and cost. The HTG Edge platform was designed to meet these needs and is empowering pathologists, clinicians and molecular labs to directly control the molecular profiling of patient samples.

Our HTG Edge platform is comprised of instrumentation, consumables and software analytics. Our platform provides significant workflow and performance advantages in molecular profiling applications, including tumor profiling, molecular diagnostic testing and biomarker development. Significant discoveries of new molecular targets, such as in the field of immuno-oncology, are creating substantial growth in targeted tumor profiling for molecular diagnostic testing, biomarker development and translational research in oncology and other diseases. Based on published industry reports, the cancer profiling market is estimated to be $17.8 billion today and is expected to grow to $35.0 billion by 2018.

The HTG Edge platform automates the molecular profiling of genes and gene activity using our proprietary chemistry to deliver extraction-free, multiplexed results on a wide variety of biological samples, including tissue preserved with formaldehyde and stored in paraffin wax, which is referred to as formalin fixed paraffin embedded, or FFPE, tissue. We recently launched HTG EdgeSeq, an extension of our platform that automates and adapts our nuclease protection chemistry to enable analysis using next generation sequencing, or NGS, instrumentation. The following features of our platform are designed to enable the rapid delivery of a comprehensive molecular profile from extremely small samples:

•	Multiplexing – analyze thousands of molecular targets in a single sample, providing a more comprehensive profile

•	Minimal sample requirement – molecular profile from extremely small amounts of sample, such as a fine needle aspirate

•	Multi-parameter testing – measure multiple molecular applications such as RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression

•	Data quality – high fidelity results from a broad range of biological samples including difficult to use FFPE tissue

•	Speed – turnaround time of 24-36 hours

•	Ease of use – minimal labor, simple user interfaces and turnkey analytics

Our innovative platform and initial menu of molecular profiling panels are being utilized by a wide range of customers including biopharmaceutical companies, academic institutions and molecular labs to simultaneously analyze a comprehensive set of molecular information from valuable clinical samples and substantially improve their workflow efficiency. Our platform’s proprietary chemistry allows for extraction free analysis of difficult clinical samples such as FFPE tissue with as little as a single five micron section of tissue, a fraction of the amount of sample required by existing technologies. The ability to provide robust data from minute samples is critically important in areas such as cancer where biopsies are becoming less invasive and smaller while the number of tests competing for the sample is growing. Our platform was designed to fit seamlessly into current surgical pathology workflows, minimize technician labor and set a new standard for ease of use.

We currently market seven proprietary molecular profiling panels that address the needs of almost 40 customers in high impact areas of translational research and biopharmaceutical companion diagnostics, including immuno-oncology, the expression of important genes such as fibroblast growth factor receptor, or FGFR, and human microRNA analysis.

In June 2014, we were issued a U.S. patent for our novel HTG EdgeSeq chemistry that allows us to leverage the increasing installed base of NGS instruments for our profiling panels. This new HTG EdgeSeq chemistry utilizes the same sample preparation instrument and reagents as our original chemistry, but allows for read out on an NGS instrument. We believe the HTG EdgeSeq chemistry is disruptive as it substantially simplifies current sample and library preparation methods, greatly reduces the complexity of data analytics, and provides customers additional value by expanding the utilization of their NGS investments. By combining the power of the HTG EdgeSeq chemistry with the capabilities of NGS, we are able to profile a wide variety of genomic alterations and sample types. These include RNA gene fusions and rearrangements, DNA mutations and analysis of cell-free circulating DNA from liquid biopsies. These capabilities provide us substantial ability to develop additional profiling panels and grow our market opportunities.

We have a focused development pipeline of new profiling products that includes panels for translational research, drug development and molecular diagnostics. Our product strategy is to build complete profiling panels of established and emerging molecular targets for broader and disease-specific approaches. For our molecular diagnostic customers where the reimbursement path is critical, we expect that our planned panels will conform to approved reimbursement codes for genomic sequence procedures. We believe this will facilitate clinical customer adoption and avoid the high costs and time required to prove medical utility and seek unique reimbursement codes.

Our Market

Molecular profiling is the analysis of multiple DNA, RNA and protein targets in biological samples, such as tissue, blood and urine, to identify expression patterns or genomic changes. New molecular approaches are making it possible to perform these characterizations in unprecedented ways, resulting in a shift from the traditional approach of looking at one target at a time to the simultaneous analysis of thousands of targets. There are numerous applications of molecular profiling, such as whole genome sequencing for the discovery of novel genetic variants or the assessment of patient samples to identify biomarkers or molecular markers of disease that can aid in diagnosis, gauge patient prognosis or predict response to an available therapy. The fundamental shift towards personalized medicine, or the use of an individual’s molecular profile to guide treatment, has led to significant growth in molecular profiling technologies and applications. We estimate that the global molecular profiling market is approximately $27.0 billion today. Based on published industry reports, cancer profiling makes up the largest segment of this market at an estimated $17.8 billion, the substantial majority of which we believe is comprised of research-use-only products, and is expected to grow to $35.0 billion by 2018. Research-use-only products are used in a wide variety of applications, including large-scale clinical trials of targeted therapies that are under development as well as basic medical research to understand and characterize tumors and tumor biology. Currently we are limited to marketing our HTG Edge system and proprietary profiling panels for research use only, which means that we cannot make any diagnostic or clinical claims. We intend to seek regulatory clearances or approvals in the United States and other jurisdictions to market certain panels for diagnostic purposes.

Complexities and Challenges of Molecular Profiling Today

Currently, molecular profiling is conducted using a variety of profiling techniques across multiple laboratory departments, and, in many situations, sent to distant labs. These techniques include immunohistochemistry, or IHC, fluorescent in situ hybridization, or FISH, polymerase chain reaction, or PCR, gene expression arrays, or GEA, and NGS. This distributed profiling approach has accelerated the use of molecular profiling and increased the need to make the process more accessible and routine. However, molecular profiling is also highly specialized because current technologies are complex, require multiple capital-intensive workflows, and are not economically scalable to the case volume of the local laboratory. The fragmentation of methods, sample logistics, and information flows has created significant challenges for labs, physicians, and patients, including:

Insufficient Sample Availability

The proliferation of new molecular profiles and technologies has led to the need for more biopsy material. However, the trend is toward less invasive procedures that produce smaller biopsies and as a result, in many situations there simply is not enough collected tissue to meet all the profiling requirements.

Slow Turnaround Times

In many cases, turnaround times for comprehensive profiling are several weeks due to the logistical time to route samples to various laboratory departments and to distant specialized labs. A number of technologies for sample characterization have been introduced that determine the status of various molecular characteristics. The time it takes to deliver the final report so that informed treatment decisions may be made is dependent on the turnaround time of the slowest test. A single laboratory with well-choreographed routing of tissues and information may be able to complete profiling within a week, but if part of the sample needs to be sent for additional profiling at a specialty lab, the total turnaround time may be lengthened by one or two weeks.

Implications of Workflow Inefficiencies on Data Quality and Integration

In addition to the challenges of splitting a single sample into multiple testing workflows, the individual workflow for molecular profiling of FFPE tissues is complicated. Many of the steps from sample to result require manual intervention by a molecular technician. While these technicians are trained to standard operating procedures and proficiency tested, the levels of proficiency and precision vary among technicians. Variability introduced by technicians performing manual steps can translate to variability of results, with a test sample frequently at risk of experiencing losses of fidelity through the series of separation and transformation steps. Further, the increase in number of technologies for sample characterization and fragmentation of the testing workflows can also create challenges in putting all of the results together in a timely, complete profiling report. This level of data integration is critical for the treating physicians to assure they have the complete molecular assessment prior to the patient consult. Without a complete molecular assessment, there is limited ability to discuss the diagnosis, prognosis and treatment options.

Case Study of the Current Limitations in Molecular Profiling: NSCLC

The complexities and potential inefficiencies present in current molecular profiling techniques can be seen in non-small cell lung cancer, or NSCLC. Tumor samples are typically tested for protein expression, gene mutations, and gene rearrangements, with each of these tests performed on a different platform and separate workflow. It is common for each of these platforms to be in separate laboratory departments with different technicians and clinicians, requiring that the sample and data be split into multiple workflows. The results from the individual testing workflows are typically aggregated into a single report, signed off by the pathologist and transmitted to the oncologist.

Our Solution

We have developed a novel technology platform that allows for precise, efficient molecular profiling of samples for clinical and research purposes. Our HTG Edge platform is comprised of instrumentation, software analytics and proprietary consumables designed exclusively for use with our platform. Our platform has the flexibility to work with many different biological sample types, is able to generate robust results from very small samples, and employs a simple, proprietary chemistry that obviates the need for many of the steps associated with traditional molecular profiling techniques. At the core of our solution is our proprietary chemistry called quantitative nuclease protection, or qNPA. Nuclease protection is an extremely efficient method for analyzing DNA and RNA as it eliminates the need for DNA or RNA extraction or reverse transcription. Our platform and chemistry enables the simultaneous detection and quantitation of thousands of molecular targets and profiling of multiple parameters such as RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression in a single testing workflow that can use NGS detection for quantitative measurement.

As the following diagram shows, the HTG Edge processor, software and consumables now support two methods for quantifying results, the HTG Edge reader for lower multiplexed panels and the recently launched HTG EdgeSeq chemistry for quantitation of high-plexed panels for utilizing NGS.

We believe the majority of customers in our target markets would prefer to maintain control of their samples and perform the profiling internally but are challenged by limitations in available technologies. We believe we are well positioned to democratize molecular profiling with the following key benefits:

Optimize sample utilization. The HTG Edge system can analyze as many as 2,500 genes from extremely small sample volumes, such as a single five micron section of tissue or 12.5 microliters of liquid biopsies. Our technology allows customers to do more with less, which meets the needs of clinical laboratories where today there is often not enough patient sample to do all the testing available. We believe providing customers the ability to work with extremely small sample volumes, such as fine needle aspirate, will be a significant driver of adoption of our platform.

Compatibility with multiple sample types. Our HTG Edge platform allows customers to profile and unlock genomic information from a wide variety of biological samples such as FFPE tissue, cells and blood. We have successfully demonstrated the ability to profile all of these sample types, as well as the detection of cell-free circulating nucleic acids from tumors, a rapidly developing area of investigation which is referred to as a liquid biopsy. We believe that the capabilities of our platform will allow us to efficiently expand applications, regardless of sample type.

Flexible and adaptable chemistry allows for use on multiple platforms. Our proprietary chemistry provides the ability to measure multiple molecular targets in all the necessary applications, RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression and offers the ability to quantify on the HTG Edge Reader as well as a variety of NGS platforms. This flexibility provides customers the ability to optimize their use of HTG Edge technology based on their specific throughput, workflow and application needs. Our proprietary chemistry is simple, with fewer steps than competing technologies. We believe that the elimination of these steps helps prevent amplification of biases, sample degradation and increased opportunities for technician error.

Robust data. Molecular profiling produces large amounts of information that is used to make important decisions, such as identifying potential drug targets or selecting a patient for a therapeutic treatment. This information is valuable only to the extent it accurately represents the true biology of the test sample and the same answer can be produced under many different conditions. Our HTG Edge and HTG EdgeSeq chemistries are highly specific and sensitive, meaning they can detect the right target even when very little is present in the sample. In addition, our chemistries produce the same results, with a correlation coefficient of .9847 (r=.9847), from samples fresh frozen from the source as from samples (e.g., FFPE) in which target degradation is a known problem. These features allow the information obtained to reflect the nature of the original sample irrespective of how the sample has been treated. In addition to fidelity, it is extremely important to be able to reproduce the data from the sample. Our platform produces consistent results on a replicate-to-replicate, day-to-day and instrument-to-instrument basis.

Automation provides superior workflow and ease of use. Our HTG Edge technology is designed with fewer workflow steps in part due to the elimination of the need for complex biochemical processes such as extraction, cDNA synthesis, labeling, selection, depletion and shearing. This enables customers to limit hands-on time and the need for specialized skills, resulting in turnaround times of approximately 24-36 hours. Additionally, our HTG EdgeSeq application now further integrates sample preparation for targeted sequencing and greatly simplifies the bioinformatics back-end, so customers looking to leverage their NGS instrument can seamlessly add this capability to their current workflows.

Simplified bioinformatics. Our HTG Edge software provides data in a simple and easy to use format through a simple graphical user interface, or GUI, that is flexible enough for researchers yet structured enough for clinical laboratories. The software is modular so that new applications can be downloaded without any changes to hardware. For applications that pair our HTG Edge processor and reader, results are accessible in multiple formats through the GUI on the host computer. For HTG EdgeSeq applications, the HTG Edge parser software processes the data from the NGS platform. We believe the simplicity of our bioinformatics solution will help drive adoption of our platform.

Current Commercial Panels Offered on the HTG Edge Platform

We currently market three proprietary molecular profiling panels targeting late stage drug development programs with potential breakthrough therapies such as immuno-oncology. We market these panels to biopharmaceutical companies, with which we collaborate in biomarker development programs. We believe these programs could facilitate our commercialization of companion diagnostic tests. In addition, we have four panels focused in pre-clinical and clinical research areas, including our newly launched microRNA profiling panel which provides a highly differentiated solution in a growing market. Our currently marketed panels are:

•	HTG Edge Immuno-oncology Assay

•	HTG Edge FGFR Expression Assay

•	HTG Edge DLBCL Cell of Origin Assay

•	HTG EdgeSeq microRNA Whole-transcriptome Assay

•	HTG Edge Top Oncogene Assay

•	HTG Edge DMPK Assays

We utilize several alternative arrangements to sell our HTG Edge system and profiling panels. Our HTG Edge system can be purchased directly by our customers, who also then purchase profiling panels and other consumables from us on an as-needed basis. In some instances we provide our equipment free of charge on a limited basis to facilitate customer evaluation. We also install systems for our customers at no cost, in exchange for an agreement to purchase profiling panels and other consumables from us at a stated price over the term of the agreement.

Expanding our Solution by Providing a Comprehensive Molecular Profile

Our objective is to establish the HTG Edge platform as a standard in molecular profiling, making this capability broadly accessible. We are leveraging our flexible and adaptable platform to develop comprehensive molecular profiling panels across an increasing set of molecular applications. We believe it is important to include applications that cover a broad set of genomic variation as well as expression-based clinical biomarkers in order to continually increase the value of the HTG Edge platform and provide a more complete profiling solution for our customers. We are planning to develop a portfolio of molecular diagnostic products using our proprietary technology to provide a single, efficient testing platform for sample profiling that integrates seamlessly into a customer’s NGS testing workflow.

An example where we believe our HTG Edge platform can provide significant value to the current testing paradigm is in advanced NSCLC. We are currently developing a single testing workflow that provides, in parallel reactions, histological classification of the tumor, DNA mutation status of key genes previously shown to be associated with NSCLC, such as EGFR, KRAS, BRAF and HER2, and gene rearrangement status of key genes previously shown to be associated with NSCLC, such as ALK, ROS1, NTRK1 and RET, from a single unstained slide, which we refer to as the HTG total lung solution. Our HTG total lung solution will incorporate our planned lung mutation panel and lung rearrangement and fusion panel. We have demonstrated the ability to molecularly profile highly multiplexed panels of genes from a single five micron-thick FFPE section. We believe we are the only company that can decentralize more complete profiling of medically actionable information with a sample size this small on a routine basis. The opportunity for us to improve molecular diagnostic testing is represented in a comparative workup for NSCLC below:

Our Strategy

Our objective is to establish the HTG Edge platform as a standard in molecular profiling, and to allow its benefits to be accessible to all molecular labs from research to the clinic. The key components of our strategy are:

•	Grow our installed base and promote our consumables-based business model.

•	Establish HTG Edge technology as the best front-end platform for clinical sequencing.

•	Develop new molecular diagnostic panels with high medical utility.

•	Increase late-stage companion diagnostics collaborations with biopharmaceutical companies.

•	Expand the addressable market of HTG technology through new applications.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

•	We have incurred losses since our inception, as of September 30, 2014 had an accumulated deficit of $64.0 million, and expect to incur losses for the foreseeable future. We cannot be certain that we will achieve or sustain profitability.

•	We may need to raise additional capital to fund our operations. If we are unsuccessful in attracting new capital, we may not be able to continue operations or may be forced to sell assets to do so.

Alternatively, capital may not be available to us on favorable terms, or at all. If available, financing terms may lead to significant dilution to our stockholders’ equity.

•	If we do not achieve, sustain or successfully manage our anticipated growth, our business and growth prospects will be harmed.

•	Our future success is dependent upon our ability to expand our customer base and introduce new applications.

•	Our strategy of developing clinical diagnostic products may take significant time and require significant research, development and clinical study expenditures, will require approval and/or clearance by the FDA and foreign regulatory authorities for such products, and ultimately may not succeed.

•	We have limited experience in marketing and selling our products, and if we are unable to successfully commercialize our products, our business may be adversely affected.

•	The development of future products is dependent on new methods and/or technologies that we may not be successful in developing.

•	If our HTG Edge system and proprietary panels fail to achieve and sustain sufficient market acceptance, we will not generate expected revenue, and our prospects may be harmed.

•	The life sciences research and diagnostic markets are highly competitive. We face competition from enhanced or alternative technologies and products, which could render our products and/or technologies obsolete. If we fail to compete effectively, our business and operating results will suffer.

•	Our future revenue streams will rely on coverage and reimbursement from Medicare and other third-party payors in the United States and foreign countries. If coverage is not obtained or reimbursement levels are not adequate, our future success may be compromised.

•	We expect to rely on third parties to conduct any future studies of our diagnostic products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

•	If any members of our management team were to leave us or we are unable to recruit, train and retain key personnel, we may not achieve our goals.

•	If we are unable to protect our intellectual property, our business would be harmed.

Corporate Information

We were originally incorporated in Arizona in October 1997 as “High Throughput Genomics, Inc.” In December 2000, we reincorporated in Delaware as “HTG, Inc.” and in March 2011 we changed our name to “HTG Molecular Diagnostics, Inc.” Our principal executive offices are located at 3430 E. Global Loop, Tucson, AZ 85706, and our telephone number is (877) 289-2615. Our corporate website address is www.htgmolecular.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks, including HTG Edge and HTG EdgeSeq, and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal controls over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” have the meaning associated with that term in the JOBS Act.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	We have granted to the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock to cover over-allotments.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million (or approximately $ million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for sales and marketing and general and administrative expenses, research and development expenses, including the expansion of our research and development team, and for the development of new applications and profiling panels, the repayment of outstanding indebtedness and working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	HTGM

The number of shares of our common stock to be outstanding after this offering set forth above is based on                  shares of common stock outstanding as of September 30, 2014, and excludes:

•	58,252,138 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $0.03 per share;

•	5,569,524 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2014, at a weighted-average exercise price of $0.181 per share;

•	shares of common stock reserved for future issuance under our 2014 equity incentive plan, or the 2014 plan (including 7,111,785 shares of common stock reserved for issuance under our 2011 equity incentive plan, or the 2011 plan, as of September 30, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering;

•	shares of common stock reserved for future issuance under our 2014 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	9,321,176 shares of common stock issuable upon the exercise of warrants issued subsequent to September 30, 2014, each at an exercise price of $0.2189 per share, which warrants are expected to become exercisable for an aggregate of shares of common stock upon the closing of this offering at an exercise price of $ per share, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus).

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the conversion of all our outstanding redeemable convertible preferred stock into an aggregate of 252,706,466 shares of common stock in connection with the closing of this offering;

•	the issuance of shares of our common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of , 2015;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock to cover over-allotments;

•	no exercise of outstanding stock options or warrants described above;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	a one-for- reverse stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Summary Financial Data

The following table summarizes certain of our financial data. We derived the summary statement of operations data for the years ended December 31, 2012 and 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. The summary statement of operations data for the nine months ended September 30, 2013 and 2014 and the summary balance sheet data as of September 30, 2014 were derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. The summary financial data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2013		2013	2014
				(unaudited)
	(in thousands, except share and per share data)
Statement of Operations:
Revenue	$2,481		$2,243	$1,629		$2,031
Cost of revenue	1,816		2,247	1,545		2,005

Gross (loss) margin	665		(4)	84		26
Operating expenses:
Selling, general and administrative	7,289		7,714	6,233		7,117
Research and development	3,925		4,197	3,143		2,373

Total operating expenses	11,214		11,911	9,376		9,490

Operating loss	(10,549)		(11,915)	(9,292)		(9,464)
Income (loss) from change in stock warrant valuation	24		161	121		(56)
Interest expense	(251)		(212)	(158)		(292)
Loss on extinguishment of NuvoGen obligation	(2,009)		—	—		—
Other income (expense), net	11		197	198		(8)

Net loss	(12,774)		(11,769)	(9,131)		(9,820)
Accretion of stock issuance costs	(110)		(152)	(114)		(71)
Accretion of Series E warrant discount	—		—	—		(252)
Accretion of Series D and E redeemable convertible preferred stock dividends	(1,399)		(2,270)	(1,636)		(2,406)

Net loss attributable to common stockholders	$(14,283)		$(14,191)	$(10,881)		$(12,549)

Basic and diluted net loss per common share(1)	$(1.41)		$(1.37)	$(1.05)		$(1.21)
Shares used to calculate net loss per common share(1)	10,139,328		10,333,530	10,326,727		10,357,118
Pro forma net loss per common share, basic and diluted (unaudited) (2)		$			$
Shares used to calculate pro forma net loss per common share, basic and diluted (unaudited) (2)

(1)	See Note 10 of our notes to our audited financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.
(2)	We have presented pro forma net loss per common share information for the year ended December 31, 2013 and the nine months ended September 30, 2014 to reflect (i) the conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 252,706,466 shares of common stock, (ii) the issuance of shares of our common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of , 2015 and (iii) the reclassification to stockholders’ (deficit) equity of our redeemable convertible preferred stock warrant liability in connection with the conversion of our convertible preferred stock warrants into common stock warrants. The numerator has been adjusted to remove the loss resulting from the remeasurement of the warrant liability as these amounts will be reclassified to stockholders’ (deficit) equity upon closing of this offering.

	As of September 30, 2014
	Actual	Pro Forma(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,694	$7,694
Working capital	7,759	7,759
Total assets	12,112	12,112
Growth term loan payable	10,395	10,395
NuvoGen obligation	8,632	8,632
Redeemable convertible preferred stock warrant liability	402	—
Total redeemable convertible preferred stock	60,913	—
Accumulated deficit	(64,030)	(64,030)

(1)	Pro forma amounts reflect the conversion of all our outstanding shares of convertible preferred stock as of September 30, 2014 into an aggregate of 252,706,466 shares of our common stock, the issuance of shares of our common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of , 2015, and the reclassification to stockholders’ (deficit) equity of our convertible preferred stock warrant liability in connection with the conversion of our convertible preferred stock warrants into common stock warrants.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business and Strategy

We have incurred losses since our inception and expect to incur losses for the foreseeable future. We cannot be certain that we will achieve or sustain profitability.

We have incurred losses since our inception and expect to incur losses in the future. We incurred net losses of $12.8 million, $11.8 million, $9.1 million, and $9.8 million in 2012, 2013 and the nine months ended September 30, 2013 and 2014, respectively. As of September 30, 2014, we had an accumulated deficit of $64.0 million. We expect that our losses will continue for the foreseeable future as we will be required to invest significant additional funds toward development and commercialization of our HTG Edge platform and our proprietary consumables. We also expect that our selling, general and administrative expenses will continue to increase due to the additional costs associated with expanding our staff to sell and support our products, and the increased administrative costs associated with being a public company. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including the market acceptance of our products, future product development and our market penetration and margins. We may never be able to generate sufficient revenue to achieve or sustain profitability.

We may need to raise additional capital to fund our operations. If we are unsuccessful in attracting new capital, we may not be able to continue operations or may be forced to sell assets to do so. Alternatively, capital may not be available to us on favorable terms, or at all. If available, financing terms may lead to significant dilution to our stockholders’ equity.

We are not profitable and have had negative cash flow from operations. To date, to fund our operations and develop and commercialize our products, we have relied primarily on equity and debt financings and from revenue generated from the sale of our HTG Edge platform, including our HTG Edge system, the sale of our proprietary consumables, and related services. We currently anticipate that our cash and cash equivalents, funds that may be raised pursuant to our note and warrant purchase agreements and future product and service revenue, together with the expected net proceeds from this offering, will be sufficient to enable us to fund our operations for at least the next 12 months, which we expect will enable us to complete the development of our planned applications and profiling panels through 2015. We may need to obtain additional funds to finance our operations beyond that point. In addition, our estimates of the amount of cash necessary to fund our operations and development and commercialization activities may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Additional capital may not be available, at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our existing stockholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail one or more product development or commercialization programs, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets. Any of these factors could harm our operating results.

Payments under our loan agreement with Oxford Finance LLC and Silicon Valley Bank may reduce our working capital. In addition, a default under our loan agreement could cause a material adverse effect on our financial position.

In August 2014, we obtained a $16.0 million term loan from Oxford Finance LLC and Silicon Valley Bank, which we collectively refer to as the lenders. Under the terms of the loan agreement, the lenders have initially provided us with a term loan of $11.0 million, with an additional $5.0 million available subject to the satisfaction of certain financing or revenue targets. The loan, which is secured by a lien covering substantially all of our assets, excluding patents, trademarks and other intellectual property rights (except for rights to payment related to the sale, licensing or disposition of such intellectual property rights) and certain other specified property, requires us to pay interest payments through September 2015, and principal and interest payments thereafter through September 2018. Payments under the loan could result in a significant reduction of our working capital. In addition, we may not satisfy the conditions necessary to obtain additional amounts available under the loan, which could adversely affect our working capital reserves and require us to secure additional funding on terms that are unfavorable to us.

We are required to satisfy certain reporting covenants and to comply with certain negative covenants under the loan agreement. If we default under our obligations under the loan agreement, the lenders could proceed against the collateral granted to them to secure our indebtedness or declare all obligations under the loan agreement to be due and payable. In certain circumstances, procedures by the lenders could result in a loss by us of all of our equipment and inventory, which are included in the collateral granted to the lenders. If any indebtedness under the loan agreement were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full that indebtedness. In addition, upon any distribution of assets pursuant to any liquidation, insolvency, dissolution, reorganization or similar proceeding, the holders of secured indebtedness will be entitled to receive payment in full from the proceeds of the collateral securing our secured indebtedness before the holders of other indebtedness or our common stock will be entitled to receive any distribution with respect thereto.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and growth prospects will be harmed.

Our current personnel, systems and facilities may not be adequate to support our business plan and future growth. Our need to effectively manage our operations, growth and various projects requires that we, among other things:

•	continue to improve our operational, financial, management and regulatory compliance controls and reporting systems and procedures;

•	attract and retain sufficient numbers of talented employees;

•	manage our commercialization activities effectively and in a cost-effective manner;

•	manage our relationship with third parties related to the commercialization of our products; and

•	manage our development efforts effectively while carrying out our contractual obligations to contractors and other third parties.

Moreover, growth will place significant strains on our management and our operational and financial systems and processes. For example, expanded market penetration of our HTG Edge platform and related proprietary panels, and future development and approval of diagnostic products, are key elements of our growth strategy that will require us to hire and retain additional sales and marketing, regulatory, manufacturing and quality assurance personnel. If we do not successfully forecast the timing and cost of the development of new panels and diagnostic products, the regulatory clearance or approval for product marketing of any future diagnostic products or the demand and commercialization costs of such products, or manage our anticipated expenses accordingly, our operating results will be harmed.

Our future success is dependent upon our ability to expand our customer base and introduce new applications.

Our current customer base is primarily composed of biopharmaceutical companies, academic institutions and molecular labs that perform analyses using our HTG Edge platform for research use only, which means that they may not be used for clinical diagnostic purposes. Our success will depend, in part, upon our ability to increase our market penetration among these customers and to expand our market by developing and marketing new clinical diagnostic tests and research-use-only applications, and to introduce diagnostic products into clinical laboratories after obtaining the requisite regulatory clearances or approvals. We may not be able to successfully complete development of or commercialize any of our planned future tests and applications. To achieve these goals, we will need to conduct substantial research and development, conduct clinical validation studies, expend significant funds, expand and scale-up our manufacturing processes, expand and train our sales force; and seek and obtain regulatory clearance or approvals of our new tests and applications, as required by applicable regulations. Additionally, we must demonstrate to laboratory directors, physicians and third-party payors that any future diagnostic products are effective in obtaining clinically relevant information that can inform treatment decisions, and that our HTG Edge system and related panels can enable an equivalent or superior approach than other available technology. Furthermore, we expect that increasing the installed base of our HTG Edge system will increase demand for our relatively high margin panels. If we are not able to successfully increase our installed base of the HTG Edge system, sales of our panels and our margins may not meet expectations. Attracting new customers and introducing new panels requires substantial time and expense. Any failure to expand our existing customer base, or launch new panels or diagnostic products, would adversely affect our ability to improve our operating results.

Our financial results may vary significantly from quarter to quarter or may fall below the expectations of investors or securities analysts, each of which may adversely affect our stock price.

Investors should consider our business and prospects in light of the risks and difficulties we expect to encounter in the new, uncertain and rapidly evolving markets in which we compete. Because these markets are new and evolving, predicting their future growth and size is difficult. We expect that our visibility into future sales of our products, including volumes, prices and product mix between instruments and panels, will continue to be limited and could result in unexpected fluctuations in our quarterly and annual operating results.

Numerous other factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could negatively affect our business and prospects. Factors that may contribute to fluctuations in our operating results include many of the risks described in this section. In addition, one or more of such factors may cause our revenue or operating expenses in one period to be disproportionately higher or lower relative to the others. Our products involve a significant capital commitment from our customers and accordingly involve a lengthy sales cycle. We may expend significant effort in attempting to make a particular sale, which may be deferred by the customer or never occur. Accordingly, comparing our operating results on a period-to-period basis may not be meaningful, and investors should not rely on our past results as an indication of our future performance. If such fluctuations occur or if our operating results deviate from our expectations or the expectations of investors or securities analysts, our stock price may be adversely affected.

Our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other operating results.

Our sales process involves numerous interactions with multiple individuals within any given organization, and often includes in-depth analysis by potential customers of our products (where in some instances we will provide a demonstration unit for their use and evaluation), performance of proof-of-principle studies, preparation of extensive documentation and a lengthy review process. As a result of these factors, the capital investment required in purchasing our instruments, and the budget cycles of our customers, the time from initial contact with a customer to our receipt of a purchase order can vary significantly and be up to 12 months or longer. Given the length and uncertainty of our sales cycle, we have in the past experienced, and likely will in the future experience, fluctuations in our instrument sales on a period-to-period basis. In addition, any failure to meet customer expectations could result in customers choosing to retain their existing systems or to purchase systems other than ours.

If the utility of our HTG Edge system, proprietary profiling panels and solutions in development is not supported by studies published in peer-reviewed medical publications, the rate of adoption of our current and future solutions and the rate of reimbursement of our future products by third-party payors may be negatively affected.

We anticipate that we will need to maintain a continued presence in peer-reviewed publications to promote adoption of our solutions by biopharmaceutical companies, academic institutions and molecular labs and to promote favorable coverage and reimbursement decisions. We believe that peer-reviewed journal articles that provide evidence of the utility of our current and future solutions or the technology underlying the HTG Edge platform and future solutions are important to our commercial success. It is critical to the success of our sales efforts that we educate a sufficient number of clinicians and administrators about the HTG Edge systems, our current panels and our future solutions, and demonstrate the research and clinical benefits of these solutions. Our customers may not adopt our current and future solutions, and third-party payors may not cover or adequately reimburse our future products, unless they determine, based on published peer-reviewed journal articles and the experience of other researchers and clinicians, that our system and related applications provide accurate, reliable and cost-effective information that is useful in making informed and timely treatment decisions. Peer-reviewed publications regarding our platform and solutions may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from studies that would be the subject of the article. If our current and future solutions or the technology underlying our HTG Edge system, our current tests and assays or our future solutions do not receive sufficient favorable exposure in peer-reviewed publications, the rate of research and clinician adoption and positive coverage and reimbursement decisions could be negatively affected.

We provide our HTG Edge system and profiling panels free of charge or through other arrangements to customers or key opinion leaders through evaluation agreements or reagent rental programs, and these programs may not be successful in generating recurring revenue from sales of our systems and proprietary panels.

We sell our HTG Edge system and profiling panels under different arrangements in order to expand our installed base and facilitate the adoption of our platform.

In some instances we provide equipment free of charge under evaluation agreements for a limited period of time to permit the user to evaluate the system for their purposes in anticipation of a decision to purchase the system. We retain title to the equipment under such arrangements unless a decision to purchase is made.

When we place a system under a reagent rental agreement, we install equipment in the customer’s facility without a fee and the customer agrees to purchase consumable products at a stated priced over the term of the agreement; however, the agreements do not contain a minimum purchase requirement. We retain title to the equipment and such title is transferred to the customer at no additional charge at the conclusion of the initial arrangement. The cost of the instrument under the agreement is expected to be recovered in the fees charged for consumables, to the extent sold, over the term of the agreement.

Other arrangements might include a collaboration agreement whereby an academic or a commercial collaborator agrees to provide samples free of charge in exchange for the use of an HTG Edge System at no cost in furtherance of a research or clinical project. Any of these alternative arrangements could result in lost revenues and profit and potentially harm our long term goal of achieving profitable operations. In addition, despite the fact we require customers who receive systems we continue to own to carry insurance sufficient to protect us against any equipment losses, we cannot guarantee that they will maintain such coverage, which may expose us to a loss of the value of the equipment in the event of any loss or damage.

There are instances where we provide our systems to key opinion leaders free of charge, to gather data and publish the results of their research to assist our marketing efforts. We have no control over some of the work being performed by these key opinion leaders, or whether the results will be satisfactory. It is possible that the key opinion leader may generate data that is unsatisfactory and could potentially harm our marketing efforts. In addition, customers may from time to time create negative publicity about their experience with our systems, which could harm our reputation and negatively affect market perception and adoption of our platform.

Placing our HTG Edge systems under evaluation agreements, under reagent rental agreements or with our key opinion leaders without receiving payment for the instruments could require substantial additional working capital to provide additional units for sale to our customers.

Our strategy of developing companion diagnostic products may require large investments in working capital and may not generate any revenues.

A key component of our strategy is the development of companion diagnostic products designed to determine the appropriate patient population for administration of a particular medication, to more successfully treat a variety of illnesses. Successfully developing a companion diagnostic product depends both on regulatory approval for administration of the therapeutic, as well as regulatory approval of the diagnostic product. We may be successful in developing products that would be useful as companion diagnostic products, and potentially receive regulatory approval for such products, however the biopharmaceutical companies that develop the corresponding therapeutics may select a competing technology to use in their regulatory submission instead of ours. The development of companion diagnostic products requires a significant investment of working capital which may not result in any future income. This could require us to raise additional funds which could dilute our current investors, or could impact our ability to continue our operations in the future.

Our current business depends on levels of research and development spending by academic and governmental research institutions and biopharmaceutical companies, a reduction in which could limit demand for our products and adversely affect our business and operating results.

Our revenue will be derived initially from sales of our HTG Edge system, proprietary panels, and the development of custom panels for biopharmaceutical companies, academic institutions and molecular labs worldwide for research applications. The demand for our products will depend in part upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

•	changes in government programs that provide funding to research institutions and companies;

•	macroeconomic conditions and the political climate;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	market-driven pressures to consolidate operations and reduce costs; and

•	market acceptance of relatively new technologies, such as ours.

We believe that any uncertainty regarding the availability of research funding may adversely affect our operating results and may adversely affect sales to customers or potential customers that rely on government funding. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our products.

Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of capital or operating expenditures, could materially and adversely affect our business, operating results and financial condition.

We have limited experience in marketing and selling our products, and if we are unable to successfully commercialize our products, our business may be adversely affected.

We have limited experience marketing and selling our products. Our HTG Edge system was introduced for sale in the life sciences research market in the third quarter of 2013. We currently market our products through our own sales force in the United States, through a third party contract sales team in Europe and a distributor in parts of Asia. In the future, we intend to expand our sales and support team in the United States, establish a direct sales and support team in Europe and additional distributor and/or third party contract sales team relationships in other parts of the world. However, we may not be able to market and sell our products effectively. Our sales of life science research products and potential future diagnostic products will depend in large part on our ability to successfully increase the scope of our marketing efforts and establish and maintain a sales force commensurate with our then applicable markets. Because we have limited experience in marketing and selling our products in the life science research market and no experience in marketing and selling our products in the diagnostic market, our ability to forecast demand, the infrastructure required to support such demand and the sales cycle to customers is unproven. If we do not build an efficient and effective sales force and distributor relationships targeting these markets, our business and operating results will be adversely affected.

The development of future products is dependent on new methods and/or technologies that we may not be successful in developing.

We are planning to expand our product offerings in the fields of detecting RNA fusions and rearrangements and DNA mutations. We believe we have successfully demonstrated proof of concept that our technology is able to detect these fusions and mutations, but to date our work in this area has only been on a very small scale. We cannot guarantee that we will be able to successfully develop these applications on a commercial scale. If we are unsuccessful at developing additional applications involving RNA fusions or DNA or RNA mutations, we may be limited in the breadth of additional products we can offer in the future, which could impact our future revenues and profits.

If we do not obtain regulatory clearance or approval to market our products for diagnostic purposes, we will be limited to marketing our products for research use only. In addition, if regulatory limitations are placed on our diagnostic products our business and growth will be harmed.

Currently we are limited to marketing our HTG Edge system and proprietary profiling panels for research use only, which means that we cannot make any diagnostic or clinical claims. We intend to seek regulatory clearances or approvals in the United States and other jurisdictions to market certain panels for diagnostic purposes; however, we may not be successful in doing so. The FDA regulates diagnostic kits sold and distributed through interstate commerce in the United States as medical devices. Unless an exemption applies, generally, before a new medical device may be sold or distributed in the United States, or may be marketed for a new use in the United States, the medical device must receive either FDA clearance of a 510(k) pre-market notification or pre-market approval. As a result, before we can market or distribute our profiling panels, including our mRNA and miRNA assays, in the United States as in vitro diagnostics, or IVD, kits for use by clinical testing laboratories, we must first obtain pre-market clearance or pre-market approval from the FDA. We are also working collaboratively with multiple biopharmaceutical companies to develop an expanded HTG EdgeSeq-based expression panel for DLBCL which will include their important drug linked gene targets. We have not yet applied for clearance or approval from the FDA for any of our solutions, and need to complete additional clinical validations before we submit an application, which can be a lengthy process. With respect to the DLBCL panel, we plan to submit for regulatory clearances in 2015 to market the product as an IVD in the United States and CE/IVD in Europe, although we cannot provide any assurances that we will meet that timeline. Once complete the requisite clinical validations and submit an application, we may not receive FDA clearance or approval for the commercial use of our tests on a timely basis, or at all. If we are unable to obtain regulatory clearance or approval, or if clinical diagnostic laboratories do not accept our cleared or approved tests, our ability to grow our business could be compromised.

Similarly, foreign countries have either implemented or are in the process of implementing increased regulatory controls that require that we submit applications for review and approval by foreign regulatory bodies. Once we do apply, we may not receive approval for the commercial use of our tests on a timely basis, or at all. If we are unable to achieve appropriate ex-U.S. approvals, or if clinical diagnostic laboratories outside the United States do not accept our tests, our ability to grow our business outside of the United States could be compromised.

If our HTG Edge system and proprietary profiling panels fail to achieve and sustain sufficient market acceptance, we will not generate expected revenue, and our prospects may be harmed.

We are currently focused on selling our HTG Edge systems and profiling panels within the life sciences research market. We plan to develop panels for many different disease states including companion diagnostics to determine the proper course of medication for those diseases. We may experience reluctance, or refusal, on the part of physicians to order, and third-party payors to cover and provide adequate reimbursement for, our panels if the results of our research and clinical studies, and our sales and marketing activities relating to communication of these results, do not convey to physicians, third-party payors and patients that the HTG Edge system and related profiling panels provide equivalent or better diagnostic information than other available technologies and methodologies. We believe our panels represent a new methodology in diagnosing disease states, and we may have to overcome resistance among physicians to adopting it for the marketing of our products to be successful. Even if we are able to obtain regulatory approval from the FDA, the use of our panels may not become the standard diagnostic tool for those diseases on which we plan to focus our efforts. A portion of our strategy is to develop diagnostic tools in conjunction with biopharmaceutical companies to help assess the proper course of treatment for specific diseases. Even if we are successful in developing those diagnostic tools and receive regulatory approval, we still may not be successful in marketing those diagnostic tests. Furthermore, our biopharmaceutical partners may choose alternative diagnostic tests to market with their products instead of ours which could limit our diagnostic test sales and revenues.

As part of our current business model, we intend to seek to enter into strategic collaborations and licensing arrangements with third parties to develop diagnostic tests.

We have relied, and expect to continue to rely, on strategic collaborations and licensing agreements with third parties for discoveries based on which we develop profiling panels. We have entered into agreements with third parties to develop assays, and ultimately diagnostic tests, to aid in the diagnosis of breast-related disorders, melanoma and other diseases. We intend to enter into additional similar agreements with life sciences companies and other researchers for future diagnostic products. However, we cannot guarantee that we will enter into any additional agreements. In particular, our life sciences research customers are not obligated to collaborate with us or license technology to us, and they may choose to develop diagnostic products themselves or collaborate with our competitors. Establishing collaborations and licensing arrangements is difficult and time-consuming. Discussions may not lead to collaborations or licenses on favorable terms, or at all. Potential collaborators or licensors may elect not to work with us based upon their assessment of our financial, regulatory or intellectual property position. To the extent we enter into new collaboration or licensing agreements, they may never result in the successful development or commercialization of future tests or other products for a variety of reasons, including because our collaborators may not succeed in performing their obligations or may choose not to cooperate with us. We cannot control the amount and timing of our collaborators’ resources that will be devoted to performing their responsibilities under our agreements with them. Moreover, to the extent we agree to work exclusively with a party in a given area, our opportunities to collaborate with others would be limited. Even if we establish new relationships, they may never result in the successful development or commercialization of future tests or other products. Disputes with our collaborators could also impair our reputation or result in development delays, decreased revenues and litigation expenses.

Our research and development efforts will be hindered if we are not able to contract with third parties for access to archival tissue samples.

Our future development of products for clinical indications will require access to archival patient samples for which data relevant to the clinical indication of interest is known. Under standard clinical practice, tissue biopsies removed from patients are preserved and stored in formalin-fixed paraffin embedded, or FFPE, format. We rely on our ability to secure access to these archived FFPE biopsy samples together with the information pertaining to the clinical outcomes of the patients from which the samples were taken. Owners or custodians of samples of this type may be difficult to identify and/or identified samples may be of poor quality or limited in number or amount. Additionally, others compete with us for access to these samples for both research and commercial purposes. Even when an appropriate cohort of samples is identified, the process of negotiating access to these samples can be lengthy because it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, and intellectual property ownership. If we are not able to negotiate access to archived tissue samples on a timely basis, or at all, or if our competitors or others secure access to these samples before us, our ability to research, develop and commercialize future products will be limited or delayed.

The life sciences research and diagnostic markets are highly competitive. We face competition from enhanced or alternative technologies and products, which could render our products and/or technologies obsolete. If we fail to compete effectively, our business and operating results will suffer.

We face significant competition in the life sciences research and diagnostics markets. We currently compete with both established and early-stage life sciences research companies that design, manufacture and market instruments and consumables for gene expression analysis, single-cell analysis, polymerase chain reaction, or PCR, digital PCR, other nucleic acid detection and additional applications. These companies use well-established laboratory techniques such as microarrays or quantitative PCR, or qPCR, as well as newer technologies such as next generation sequencing. We believe our principal competitors in the life sciences research market are Affymetrix, Inc., Agilent Technologies, Inc., Exiqon A/S, Fluidigm Corporation, Foundation Medicine, Inc. Illumina, Inc., Abbott Laboratories, Luminex Corporation, NanoString Technologies, Inc., Qiagen N.V., Roche Diagnostics, Inc. and Thermo Fisher Scientific, Inc. In addition, there are a number of new market entrants in the process of developing novel technologies for the life sciences market, including companies such as RainDance Technologies, Inc., Genomic Health, Inc. and Wafergen Bio-Systems, Inc. One or more of our competitors could develop a product that is superior to a product we offer or intend to offer or our technology and products may be rendered obsolete or uneconomical by advances in existing technologies.

Within the diagnostic market, there are competitors that manufacture systems for sales to hospitals and laboratories and other competitors that offer tests conducted through Clinical Laboratory Improvement Amendments, or CLIA, laboratories. We will also compete with commercial diagnostics companies. Most of our current competitors are either publicly traded, or are divisions of publicly-traded companies, and enjoy a number of competitive advantages over us, including:

•	greater name and brand recognition, financial and human resources;

•	broader product lines;

•	larger sales forces and more established distributor networks;

•	substantial intellectual property portfolios;

•	larger and more established customer bases and relationships; and

•	better established, larger scale, and lower cost manufacturing capabilities.

We believe that the principal competitive factors in all of our target markets include:

•	cost of capital equipment;

•	cost of consumables and supplies;

•	reputation among customers;

•	innovation in product offerings;

•	flexibility and ease-of-use;

•	accuracy and reproducibility of results; and

•	compatibility with existing laboratory processes, tools and methods.

We believe that additional competitive factors specific to the diagnostics market include:

•	breadth of clinical decisions that can be influenced by information generated by tests;

•	volume, quality, and strength of clinical and analytical validation data;

•	availability of coverage and adequate reimbursement for testing services; and

•	economic benefit accrued to customers based on testing services enabled by products.

Our products may not compete favorably and we may not be successful in the face of increasing competition from new products and technologies introduced by our existing competitors or new companies entering our markets. In addition, our competitors may have or may develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than ours. Any failure to compete effectively could materially and adversely affect our business, financial condition and operating results.

We may not be able to develop new products or enhance the capabilities of our systems to keep pace with rapidly changing technology and customer requirements, which could have a material adverse effect on our business and operating results.

Our success depends on our ability to develop new products and applications for our technology in existing and new markets, while improving the performance and cost-effectiveness of our systems. New technologies, techniques or products could emerge that might offer better combinations of price and performance than our current or future products and systems. Existing markets for our products, including gene expression analysis, single-cell analysis and copy number variation, as well as potential markets for our diagnostic product candidates, are characterized by rapid technological change and innovation. It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce new, enhanced and competitive technologies to meet our customers’ and prospective customers’ needs on a timely and cost-effective basis. At the same time, however, we must carefully manage the introduction of new products. If customers believe that such products will offer enhanced features or be sold for a more attractive price, they may delay purchases until such products are available. We may also have excess or obsolete inventory of older products as we transition to new products and our experience in managing product transitions is very limited. If we do not successfully innovate and introduce new technology into our product lines or effectively manage the transitions to new product offerings, our revenues and results of operations will be adversely impacted.

Competitors may respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved products and as new companies enter the market with new technologies.

We are dependent on third-party suppliers for our systems and some of the components and materials used in our products, and the loss of any of these suppliers could harm our business.

We rely on a third-party supplier to build our HTG Edge system and two other suppliers to supply certain components used in the processor and reader. Our contracts with certain of these parties do not commit them to carry inventory or make available any particular quantities, and they may give other customers’ needs higher priority than ours and we may not be able to obtain adequate supplies in a timely manner or on commercially reasonable terms. We also rely on third-party suppliers for various components we use to manufacture our consumable products. We periodically forecast our needs for such components and enter into standard purchase orders with them. If we were to lose such suppliers, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, or at all. If we should encounter delays or difficulties in securing the quality and quantity of materials we require for our products, our supply chain would be interrupted which would adversely affect our sales. If any of these events occur, our business and operating results could be materially harmed.

If our Tucson facility becomes unavailable or inoperable, the manufacturing of our consumables or process sales orders will be interrupted and our business could be materially harmed.

We manufacture our consumable products in our facility in Tucson, Arizona. In addition, our Tucson facility is the center for order processing, receipt of our HTG Edge instruments manufactured by third-party contract manufacturers and shipping products to customers. We do not have redundant facilities. Damage to our facility and the equipment we use to perform research and development and manufacture our consumable products would be costly, and we would require substantial lead-time to repair or replace this facility and equipment. Tucson is situated in the desert, subject to flooding, power spikes and power outages. The facility may be harmed or rendered inoperable by natural or man-made disasters, including floods, earthquakes and power outages, which may render it difficult or impossible for us to produce our tests for some period of time. The inability to manufacture consumables or to ship products to customers for even a short period of time may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We expect to generate a portion of our revenue internationally and are subject to various risks relating to our international activities which could adversely affect our operating results.

During the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, approximately 8%, 14%, 14% and 18%, respectively, of our revenue was generated from sales to customers located outside of the United States. We expect that a percentage of our future revenue will continue to come from international sources, and we expect to expand our overseas operations and develop opportunities in additional areas. Engaging in international business involves a number of difficulties and risks, including:

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, data privacy requirements, labor laws and anti-competition regulations;

•	export and import restrictions;

•	various reimbursement, pricing and insurance regimes;

•	laws and business practices favoring local companies;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers, including transfer pricing, value added and other tax systems, double taxation and restrictions and/or taxation on repatriation of earnings;

•	tariffs, customs charges, bureaucratic requirements and other trade barriers;

•	difficulties and costs of staffing and managing foreign operations;

•	increased financial accounting and reporting burdens and complexities; and

•	difficulties protecting or procuring intellectual property rights, including from reduced or varied protection for intellectual property rights in some countries.

Additionally, as we expand internationally our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Historically, most of our revenue has been denominated in U.S. dollars, although we have sold our products and services in local currency outside of the United States, principally the Euro. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States. As our operations in countries outside of the United States grows, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates, which could negatively impact our results of operations in the future. For example, if the value of the U.S. dollar increases relative to foreign currencies, in the absence of a corresponding change in local currency prices, our revenue could be adversely affected as we convert revenue from local currencies to U.S. dollars.

If we dedicate significant resources to our international operations and are unable to manage these risks effectively, our business, operating results and prospects will suffer. Moreover, we cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

In addition, any failure to comply with applicable legal and regulatory obligations could negatively impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities.

Our reliance on distributors and sales partners for sales of our products outside of the United States could limit or prevent us from selling them in foreign markets and may impact our revenue.

We have established an exclusive distribution agreement for our HTG Edge system and related profiling panels in the research-use-only market within parts of Asia. In addition, we have an agreement with a contract sales team in Europe, which we plan to transition to our own direct sales and support team in the future. We intend to continue to grow our business internationally, and to do so, in addition to expanding our own direct sales and support team, we plan to attract additional distributors and sales partners to maximize the commercial opportunity for our products. We cannot guarantee that we will be successful in attracting desirable distribution and sales partners or that we will be able to enter into such arrangements on favorable terms. Distributors and sales partners may not commit the necessary resources to market and sell our products to the level of our expectations or may favor marketing the products of our competitors. If current or future distributors or sales partners do not perform adequately, or we are unable to enter into effective arrangements with distributors or sales partners in particular geographic areas, we may not realize long-term international revenue growth.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our future financial position and results of operations.

Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of future foreign earnings. Should the scale of our international business activities expand, any such changes in the U.S. taxation of such activities could increase our worldwide effective tax rate and harm our future financial position and results of operations.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2013, we had federal net operating loss carryforwards, or NOLs, to offset future taxable income of approximately $43.1 million, which will begin to expire in 2021 if not utilized. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in its equity ownership over a three year period) is subject to limitations on its ability to utilize its NOLs to offset future taxable income. We believe we may have already experienced an ownership change and may in the future experience one or more additional ownership changes, and as a result, our ability to use pre-ownership change NOLs and other pre-ownership change tax attributes to offset post-ownership change income may be limited. Such limitations may cause a portion of our NOL and credit carryforwards to expire. In addition, future changes in our stock ownership, including as a result of this or future offerings, as well as other changes that may be outside of our control, could result in ownership changes under Section 382 of the Code. Our NOLs may also be impaired under similar provisions of state law. We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Provisions of the instruments governing our indebtedness may restrict our ability to pursue our business strategies.

Our loan agreement with Oxford Finance LLC and Silicon Valley Bank requires us, and any debt arrangements we may enter into in the future may require us, to comply with various covenants that limit our ability to, among other things:

•	dispose of assets;

•	complete mergers or acquisitions;

•	incur indebtedness;

•	encumber assets;

•	pay dividends or make other distributions to holders of our capital stock;

•	make specified investments;

•	change certain key management personnel; and

•	engage in transactions with our affiliates.

These restrictions could inhibit our ability to pursue our business strategies. If we default under our loan agreement or certain other agreements, and such event of default is not cured or waived, the lenders could terminate commitments to lend and cause all of our outstanding indebtedness with them to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay these amounts upon a default.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness may contain provisions that are as, or more, restrictive than the provisions governing our existing indebtedness under the loan agreement. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness or force us into bankruptcy or liquidation.

Acquisitions or joint ventures could disrupt our business, cause dilution to our stockholders and otherwise harm our business.

We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. We have not made any acquisitions to date, and our ability to do so successfully is unproven. Moreover, we have limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. Any of these transactions could be material to our financial condition and operating results and expose us to many risks, including:

•	disruption in our relationships with customers, distributors or suppliers as a result of such a transaction;

•	unanticipated liabilities related to acquired companies;

•	difficulties integrating acquired personnel, technologies and operations into our existing business;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	increases in our expenses and reductions in our cash available for operations and other uses; and

•	possible write-offs or impairment charges relating to acquired businesses.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.

If any members of our management team were to leave us or we are unable to recruit, train and retain key personnel, we may not achieve our goals.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales and marketing personnel. If we were to lose one or more of our key employees, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategies. Competition for qualified personnel is intense, and we may not be able to attract talent. Our growth depends, in part, on attracting, retaining and motivating highly-trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. In particular, the commercialization of our HTG Edge platform and related panels requires us to continue to establish and maintain a sales and support team to optimize the market for research tools, then to fully optimize a broad array of diagnostic market opportunities if we receive approval for any future diagnostic products. We do not maintain fixed term employment contracts or key man life insurance with any of our employees. Because of the complex and technical nature of our products and the dynamic market in which we compete, any failure to retain our management team or to attract, train, retain and motivate other qualified personnel could materially harm our operating results and growth prospects.

Our operating results may be harmed if we are required to collect sales, services or other related taxes for our products and services in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our products and services could result in substantial tax liabilities for past sales and decrease our ability to compete for future sales. Each country and each state has different rules and regulations governing sales and use taxes and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe sales and use taxes apply in a particular jurisdiction, voluntarily engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in jurisdictions where we presently believe sales and use taxes are not due.

Providers of goods or services are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our products and services, we may be liable for past taxes in addition to being required to collect sales or similar taxes in respect of our products and services going forward. Liability for past taxes may also include substantial interest and penalty charges. Our client contracts provide that our clients must pay all applicable sales and similar taxes. Nevertheless, clients may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes or we may determine that it would not be feasible to seek reimbursement. If we are required to collect and pay back taxes and the associated interest and penalties and if our customers do not reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our products and services going forward will effectively increase the cost of such products and services to our clients.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in Congress that would provide states with additional authority to impose such taxes. Accordingly, it is possible that either federal or state legislative changes may require us to collect additional sales and similar taxes from our clients in the future.

Undetected errors or defects in our products could harm our reputation, decrease market acceptance of our products or expose us to product liability claims.

Our products may contain undetected errors or defects when first introduced or as new versions are released. Since our current customers use our products for research and may, if cleared or approved, in the future use them for diagnostic applications, disruptions or other performance problems with our products may damage our customers’ businesses and could harm our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted, or other significant customer relations problems may arise. We may also be subject to warranty and liability claims for damages related to errors or defects in our products. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products could harm our business and operating results.

The sale and use of products or services based on our technologies, or activities related to our research and clinical studies, could lead to the filing of product liability claims if someone were to allege that one of our products contained a design or manufacturing defect which resulted in the failure to adequately perform the analysis for which it was designed. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. We cannot assure investors that our product liability insurance would adequately protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include general liability, foreign liability, employee benefits liability, property, automobile, umbrella, workers’ compensation, products liability and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our HTG Edge system instrumentation and consumables to our customers and, as applicable, customers’ samples to our laboratory, and for enhanced tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any instrumentation, consumables or samples, it would be costly to replace such instrumentation or consumables in a timely manner and may be difficult to replace customers’ samples lost or damaged in shipping, and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products or receive recipient samples on a timely basis.

We face risks related to handling of hazardous materials and other regulations governing environmental safety.

Our operations are subject to complex and stringent environmental, health, safety and other governmental laws and regulations that both public officials and private individuals may seek to enforce. Our activities that are subject to these regulations include, among other things, our use of hazardous materials and the generation, transportation and storage of waste. We could discover that we or an acquired business is not in material compliance with these regulations. Existing laws and regulations may also be revised or reinterpreted, or new laws and regulations may become applicable to us, whether retroactively or prospectively, that may have a negative effect on our business and results of operations. It is also impossible to eliminate completely the risk of accidental environmental contamination or injury to individuals. In such an event, we could be liable for any damages that result, and any liability could exceed our resources or any applicable insurance coverage we may have, which events could adversely affect our business.

Risks Related to Government Regulation and Diagnostic Product Reimbursement

Our “research use only” products for the life sciences market could become subject to regulation as medical devices by the FDA or other regulatory agencies in the future which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our life sciences business and results of operations.

In the United States, our products are currently labeled and sold for research use only, or RUO, and not for the diagnosis or treatment of disease, and are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular labs. Because such products are not intended for use in clinical practice in diagnostics, and the products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not subject such products to the FDA’s pre- and post-market controls for medical devices.

A significant change in the laws governing RUO products or how they are enforced may require us to change our business model in order to maintain compliance. For instance, in November 2013 the FDA issued a Guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only”, or the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, is in conflict with RUO status. If we engage in any activities that the FDA deems to be in conflict with the RUO status held by the products that we sell, we may be subject to immediate, severe and broad FDA enforcement action that would adversely affect our ability to continue operations. Accordingly, if the FDA finds that we are distributing our RUO products in a manner that is inconsistent with its guidance, we may be forced to stop distribution of our RUO tests until we are in compliance, which would reduce our revenues, increase our costs and adversely affect our business, prospects, results of operations and financial condition.

In the event that the FDA requires marketing authorization of our RUO products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by us in a timely manner, or at all.

Approval and/or clearance by the FDA and foreign regulatory authorities for any diagnostic tests will take significant time and require significant research, development and clinical study expenditures and ultimately may not succeed.

Before we begin to label and market our products for use as clinical diagnostics in the United States, including as companion diagnostics, unless an exemption applies, we will be required to obtain either 510(k) clearance or pre-market approval, or PMA, from the FDA. In addition, we may be required to seek FDA clearance for any changes or modifications to our products that could significantly affect their safety or effectiveness, or would constitute a change in intended use. The 510(k) clearance processes can be expensive, time-consuming and uncertain. In addition to the time required to conduct clinical trials, if necessary, it generally takes from four to twelve months from submission of an application to obtain 510(k) clearance; however, it may take longer and 510(k) clearance may never be obtained. Even if the FDA accepts a 510(k) submission for filing, the FDA may request additional information or clinical studies during its review. Our ability to obtain additional regulatory clearances for new products and indications may be significantly delayed or may never be obtained. In addition, we may be required to obtain PMAs for new products or product modifications. The requirements of the more rigorous PMA process could delay product introductions and increase the costs associated with FDA compliance. As with all in vitro diagnostic products, the FDA reserves the right to redefine the regulatory path at the time of submission or during the review process, and could require a more burdensome approach. Even if we were to obtain regulatory approval or clearance, it may not be for the uses we believe are important or commercially attractive, in which case we would not be permitted to market our product for those uses.

A 510(k) clearance or PMA approval for any future medical device product would likely place substantial restrictions on how the device is marketed or sold, and we will be required to continue to comply with extensive regulatory requirements, including, but not limited to, quality system regulations, or QSR, registering manufacturing facilities, listing the products with the FDA, and complying with labeling, marketing, complaint handling, adverse event and medical device reporting requirements and corrections and removals. We cannot assure you that we will successfully maintain the clearances or approvals we may receive in the future. In addition, any clearances or approvals we obtain may be revoked if any issues arises that bring into question our products’ safety or effectiveness. Any failure to maintain compliance with FDA regulatory requirements could harm our business, financial condition and results of operations.

Sales of our diagnostic products outside the United States will be subject to foreign regulatory requirements governing clinical studies, vigilance reporting, marketing approval, manufacturing, product licensing, pricing and reimbursement. These regulatory requirements vary greatly from country to country. As a result, the time required to obtain approvals outside the United States may differ from that required to obtain FDA approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA and foreign regulatory authorities could require additional testing. In addition, the FDA regulates exports of medical devices. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to commercialize our diagnostic products outside of the United States.

We expect to rely on third parties to conduct any future studies of our diagnostic products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct the clinical studies or other studies that may be required to obtain FDA and other regulatory clearance or approval for our diagnostic products, including the HTG Edge system and related proprietary panels. Accordingly, we expect to rely on third parties, such as medical institutions and clinical investigators, to conduct such studies. Our reliance on these third parties for clinical development activities will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our diagnostic products.

Even if we are able to obtain regulatory approval or clearance for our diagnostic products, we will continue to be subject to ongoing and extensive regulatory requirements, and our failure to comply with these requirements could substantially harm our business.

If we receive regulatory approval or clearance for our diagnostic products, we will be subject to ongoing FDA obligations and continued regulatory oversight and review, such as compliance with QSRs, inspections by the FDA, continued adverse event and malfunction reporting, corrections and removals reporting, registration and listing, and promotional restrictions, and we may also be subject to additional FDA post-marketing obligations. If we are not able to maintain regulatory compliance, we may not be permitted to market our diagnostic products and/or may be subject to fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution. In addition, we may be subject to similar regulatory compliance actions of foreign jurisdictions.

If Medicare and other third-party payors in the United States and foreign countries do not approve coverage and reimbursement for our future clinical diagnostic tests enabled by our technology, the commercial success of our diagnostic products would be compromised.

We plan to develop, obtain regulatory approval for and sell clinical diagnostics products for a number of different indications. Successful commercialization of our clinical diagnostic products depends, in large part, on the availability of coverage and adequate reimbursement for testing services using our diagnostic products from third-party payors, including government insurance plans, managed care organizations and private insurance plans. There is significant uncertainty surrounding third-party coverage and reimbursement for the use of tests that incorporate new technology, such the HTG Edge system and related applications and assays. Reimbursement rates have the potential to fluctuate depending on the region which the testing is provided, the type of facility or treatment center at which the testing is done, and the third-party payor responsible for payment. If we are unable to obtain positive coverage decisions from third-party payors approving reimbursement for our tests at adequate levels, the commercial success of our products would be compromised and our revenue would be significantly limited. Even if we do obtain favorable reimbursement for our tests, third-party payors may withdraw their coverage policies, review and adjust the rate of reimbursement, require co-payments from patients or stop paying for our tests, which would reduce revenue for testing services based on our technology and demand for our diagnostic products.

The American Medical Association Current Procedural Terminology, or CPT, Editorial Panel recently created new CPT codes that could be used by our customers to report testing for certain large-scale multianalyte genomic sequencing procedures, including our diagnostic products, if approved. Effective January 1, 2015, these codes will allow for uniform reporting of broad genomic testing panels using technology similar to ours. While these codes will standardize reporting for these tests, they do not guarantee coverage and/or reimbursement for these tests. If coverage is approved by the Centers for Medicare & Medicaid Services, or CMS, and other third-party payors, the availability of these new billing codes may result in payment amounts that better reflect the costs and resources of clinical diagnostic tests using our technology, although CMS has not yet published its preliminary payment rate determinations. We cannot assure that CMS and other third-party payors will establish reimbursement rates sufficient to cover the costs incurred by our customers in using our clinical diagnostic products, if approved.

Even if we are able to establish coverage and reimbursement codes for our clinical diagnostic products in development, we will continue to be subject to significant pricing pressure, which could harm our business, results of operations, financial condition and prospects.

Third-party payors, including managed care organizations as well as government payors such as Medicare and Medicaid, have increased their efforts to control the cost, utilization and delivery of healthcare services, which may include decreased coverage or reduced reimbursement. From time to time, Congress has considered and implemented changes to the Medicare fee schedules in conjunction with budgetary legislation, and pricing and payment terms, including the possible requirement of a patient co-payment for Medicare beneficiaries for laboratory tests covered by Medicare, and are subject to change at any time. Reductions in the reimbursement rate of third-party payors have occurred and may occur in the future. Reductions in the prices at which testing services based on our technology are reimbursed in the future could result in pricing pressures and have a negative impact on our revenue. In many countries outside of the United States, various coverage, pricing and reimbursement approvals are required. We expect that it will take several years to establish broad coverage and reimbursement for testing services based on our products with payors in countries outside of the United States, and our efforts may not be successful.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and other federal and state laws applicable to our marketing practices. If we are unable to comply, or have not complied, with such laws, we could face substantial penalties.

Our operations are, and will continue to be, directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal and state anti-kickback statutes, false claims statutes, civil monetary penalties laws, patient privacy and security laws, patient transparency laws and marketing compliance laws. These laws may impact, among other things, our proposed sales and marketing and education programs. The laws that may affect our ability to operate include, but are not limited to:

•	the federal Anti-kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•

the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability statute, meaning that all of the requirements of a Stark Law exception must be met in order to be compliant with the law;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other governmental third-party payors that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government, which may apply to entities that provide coding and billing advice to customers; the federal government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

•	the federal Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, which created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	HIPAA, as amended by HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

•	the federal Physician Payments Sunshine Act, which require certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members; manufacturers were required to begin data collection on August 1, 2013 and to report aggregate data to the government by March 31, 2014, with more detailed reports by June 30, 2014; and

•	state law equivalents of each of the above federal laws, such as anti-kickback, self-referral, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers; state laws that require device manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with physicians and other health care providers, and our evaluation, reagent rental and collaboration arrangements with customers, and sales and marketing efforts could be subject to challenge under one or more of such laws.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, individual imprisonment, disgorgement, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Healthcare policy changes, including recently enacted legislation reforming the United States healthcare system, may have a material adverse effect on our financial condition and results of operations.

On April 1, 2014, the Protecting Access to Medicare Act of 2014, or PAMA, was signed into law, which, among other things, significantly alters the current payment methodology under the Medicare Clinical Laboratory Fee Schedule, or CLFS. Under the new law, starting January 1, 2016 and every three years thereafter (or annually in the case of advanced diagnostic lab tests), clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system. It is too early to predict the impact on reimbursement for our products in development.

Also under PAMA, CMS is required to adopt temporary billing codes to identify new tests and new advanced diagnostic laboratory tests that have been cleared or approved by the FDA. For an existing test that is cleared or approved by the FDA and for which Medicare payment is made as of April 1, 2014, CMS is required to assign a unique billing code if one has not already been assigned by the agency. In addition to assigning the code, CMS must publicly report payment for the tests no later than January 1, 2016. We cannot determine at this time the full impact of the new law on our business, financial condition and results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA or the Affordable Care Act, enacted in March 2010, makes changes that are expected to significantly impact the pharmaceutical and medical device industries and clinical laboratories. For example, certain medical device manufacturers have to pay a sales tax in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices that are listed with the FDA. We expect that the new tax may apply to some or all of our diagnostic products, which may impact our financial projections and results. The ACA also includes a reduction in the annual update factor used to adjust payments under the CLFS for inflation. This update factor reflects the consumer price index for all urban consumers, or CPI-U, and the ACA reduces the CPI-U by 1.75% for the years 2011 through 2015. The ACA also imposes a multifactor productivity adjustment in addition to the CPI-U, which may further reduce payment rates. These or any future proposed or mandated reductions in payments may apply to some or all of the clinical laboratory tests that our diagnostics customers use our technology to deliver to Medicare beneficiaries, and may reduce demand for our diagnostic products.

Other significant measures contained in the ACA include, for example, coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, initiatives to revise Medicare payment methodologies, such as bundling of payments across the continuum of care by providers and physicians, and initiatives to promote quality indicators in payment methodologies. The ACA also includes significant new fraud and abuse measures, including required disclosures of financial arrangements with physician customers, lower thresholds for violations and increasing potential penalties for such violations. In addition, the ACA establishes an Independent Payment Advisory Board, or IPAB, to reduce the per capita rate of growth in Medicare spending. The IPAB has broad discretion to propose policies to reduce health care expenditures, which may have a negative impact on payment rates for services, including our tests. The IPAB proposals may impact payments for clinical laboratory services that our future diagnostics customers use our technology to deliver beginning in 2016 and for hospital services beginning in 2020, and may indirectly reduce demand for our diagnostic products.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Various healthcare reform proposals have also emerged from federal and state governments. Changes in healthcare law or policy, such as the creation of broad test utilization limits for diagnostic products in general or requirements that Medicare patients pay for portions of clinical laboratory tests or services received, could substantially impact the sales of our tests, increase costs and divert management’s attention from our business. Such co-payments by Medicare beneficiaries for laboratory services were discussed as possible cost savings for the Medicare program as part of the debt ceiling budget discussions in mid-2011 and may be enacted in the future. In addition, sales of our tests outside of the United States will subject us to foreign regulatory requirements, which may also change over time.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us. The taxes imposed by the new federal legislation and the expansion in government’s effect on the United States healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products or reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property effectively, our business would be harmed.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We own eight issued U.S. patents, 23 granted foreign patents and 28 patent applications pending in the United States and foreign jurisdictions, which portfolio relates to our nuclease-protection-based technologies as well as to lung cancer and melanoma biomarker panels discovered using our nuclease-protection-based technology. We have exclusive or non-exclusive licenses to multiple U.S. and foreign patents and patent applications covering technologies which we intend to utilize in developing diagnostic tests for use on our HTG Edge system. Those patents and patent applications cover technologies related to the diagnosis of breast cancer and melanoma.

If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

We cannot assure investors that any of our currently pending or future patent applications will result in issued patents, and we cannot predict how long it will take for such patents to be issued. Further, we cannot assure investors that other parties will not challenge any patents issued to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States. Furthermore, in the biotechnology field, courts frequently render opinions that may adversely affect the patentability of certain inventions or discoveries, including opinions that may adversely affect the patentability of methods for analyzing or comparing nucleic acids molecules, such as RNA or DNA.

The patent positions of companies engaged in development and commercialization of molecular diagnostic tests are particularly uncertain. Various courts, including the U.S. Supreme Court, have recently rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to molecular diagnostics. Specifically, these decisions stand for the proposition that patent claims that recite laws of nature (for example, the relationships between gene expression levels and the likelihood of risk of recurrence of cancer) are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain. Accordingly, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and licensed patents.

The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example:

•	We might not have been the first to make the inventions covered by each of our patents and pending patent applications.

•	We might not have been the first to file patent applications for these inventions.

•	Others may independently develop similar or alternative products and technologies or duplicate any of our products and technologies.

•	It is possible that none of our pending patent applications will result in issued patents, and even if they issue as patents, they may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties.

•	We may not develop additional proprietary products and technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

•	We apply for patents covering our products and technologies and uses thereof, as we deem appropriate. However, we may fail to apply for patents on important products and technologies in a timely fashion or at all.

In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.

In addition, competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We have not yet registered certain of our trademarks, including “HTG Edge,” “HTG EdgeSeq,” “qPNA” and “ArrayPlate” in all of our potential markets. If we apply to register these trademarks, our applications may not be allowed for registration, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive.

We may need to depend on certain technologies that are licensed to us. We would not control these technologies and any loss of our rights to them could prevent us from selling some of our products.

We have entered into several license agreements with third parties for certain licensed technologies that are not currently utilized in the products we market but may be in the future. In addition, we may in the future elect to license third party intellectual property to further our business objectives and/or as needed for freedom to operate for our products. We do not and will not own the patents or patent applications that are a subject of these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents and patent applications are or will be subject to the continuation of and compliance with the terms of those licenses.

In some cases, we do not or may not control the prosecution, maintenance, or filing of the patents or patent applications to which we hold licenses, or the enforcement of these patents against third parties. As a result, we cannot be certain that drafting or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Certain of the U.S. patent rights we own or have licensed relate to technology that was developed with U.S. government grants, in which case the U.S. government has certain rights in those inventions, including, among others, march-in license rights. In addition, federal regulations impose certain domestic manufacturing requirements with respect to any products within the scope of those U.S. patent claims.

We may be involved in lawsuits to protect or enforce our patent or other proprietary rights, to determine the scope, coverage and validity of others’ patent or other proprietary rights, or to defend against third-party claims of intellectual property infringement, any of which could be time-intensive and costly and may adversely impact our business or stock price.

We may from time to time receive notices of claims of infringement and misappropriation or misuse of other parties’ proprietary rights, including with respect to third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, or challenges to the validity or enforceability of our patents, trademarks or other rights. Some of these claims may lead to litigation. We cannot assure investors that such actions will not be asserted or prosecuted against us or that we will prevail in any or all such actions.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. Litigation could result in substantial legal fees and could adversely affect the scope of our patent protection. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us, and we might not be able to obtain licenses to technology that we require. Even if such licenses are obtainable, they may not be available at a reasonable cost. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Further, we could encounter delays in product introductions, or interruptions in product sales, as we develop alternative methods or products. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

As we move into new markets and applications for our products, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets and competitors may assert that our products infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Third parties may assert that we are employing their proprietary technology without authorization. In addition, our competitors and others may have patents or may in the future obtain patents and claim that use of our products infringes these patents. We could incur substantial costs and divert the attention of our management and technical personnel in defending against any of these claims. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products. We may not be able to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, and the prohibition of sale of any of our products could materially affect our ability to grow and gain market acceptance for our products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our suppliers, distributors, customers and other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at other medical diagnostic companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. A loss of key research personnel work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products contain software tools licensed by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure investors that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results, and financial condition.

We use third-party software that may be difficult to replace or cause errors or failures of our products that could lead to lost customers or harm to our reputation.

We use software licensed from third parties in our products. In the future, this software may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the production of our products until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in third-party software, or other third-party software failures could result in errors, defects or cause our products to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software providers and to obtain software from such providers that do not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver reliable products to our customers and could harm our results of operations.

Risks Related to Being a Public Company

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The NASDAQ Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. Commencing with our fiscal year ending December 31, 2015, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of, Section 404 of the Sarbanes-Oxley Act. For instance, in September 2014, it was determined that we did not have adequate controls in place to properly account for our obligation to NuvoGen in connection with our purchase of intellectual property under an asset purchase agreement, which resulted in a restatement of previously issued financial statements. This deficiency in our internal controls was deemed to be a material weakness. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If one or more material weaknesses persist or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected. Although efforts are still in progress, we are taking steps to remediate the material weakness in our internal control over financial reporting, primarily by hiring additional individuals with accounting expertise and through the implementation of new accounting processes and control procedures. These actions are subject to ongoing management review and the oversight of the audit committee of our board of directors.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission, or the SEC, or other regulatory authorities.

Complying with the laws and regulations affecting public companies will increase our costs and the demands on management and could harm our operating results.

As a public company, and particularly after we cease to be an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and The NASDAQ Global Market impose numerous requirements on public companies, including requiring changes in corporate governance practices. Also, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

As an “emerging growth company,” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of this offering, however, we would cease to be an “emerging growth company” before the end of that five-year period as of the following December 31, if we have more than $1.0 billion in annual revenue, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or as of the date we issue more than $1.0 billion of non-convertible debt over a three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Common Stock and this Offering

We expect that our stock price will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	actual or anticipated quarterly variation in our results of operations or the results of our competitors;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships or capital commitments;

•	failure to obtain or delays in obtaining product approvals or clearances from the FDA or foreign regulators;

•	adverse regulatory or reimbursement announcements;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	market conditions in the life sciences and molecular diagnostics markets;

•	manufacturing disruptions;

•	any future sales of our common stock or other securities;

•	any change to the composition of the board of directors, executive officers or key personnel;

•	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	general economic conditions and slow or negative growth of our markets; and

•	the other factors described in this section of the prospectus captioned “Risk Factors.”

The stock market in general, and market prices for the securities of health technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we expect that our common stock will be approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial price to the public for our common stock was determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after this offering. The lack of an active market may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering; however, the underwriters may, in their discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Subject to certain limitations, including sales volume limitations with respect to shares held by our affiliates, substantially all of our outstanding shares prior to this offering will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Certain holders of our securities are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by these and subsequent sales. New investors could also gain rights superior to our existing stockholders.

Pursuant to the 2014 plan, our board of directors is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Following this offering,              shares of our common stock (including 7,111,785 shares of common stock reserved for issuance under our 2011 plan) will be authorized for issuance pursuant to such equity-based awards. The number of shares available for future grant under the 2014 plan will automatically increase on January 1 of each year by     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Pursuant to our 2014 employee stock purchase plan, or the ESPP, following this offering              shares of our common stock will be authorized for issuance pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance under the ESPP will automatically increase on January 1 of each calendar year by the lesser of     % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year and              shares, subject to the ability of our board of directors to take action to reduce the size of the increase in any given year. Currently, we plan to register the increased number of shares available for issuance under the 2014 plan and ESPP each year. Increases in the number of shares available for future grant or purchase may result in additional dilution, which could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 90.1% of our capital stock as of September 30, 2014, and we expect that upon completion of this offering, that same group will beneficially own approximately     % of our capital stock, which does not include any effect of these stockholders purchasing additional shares in this offering. Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of the board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Although we intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds” in this prospectus, our management has broad discretion as to how to spend and invest the proceeds from this offering and we may spend or invest these proceeds in a way with which our stockholders disagree. Moreover, you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We may use the proceeds for corporate purposes that do not immediately enhance our prospects for the future or increase the value of your investment. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. These uses may not yield a favorable return to our stockholders.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the revenue generated from the sale of our products to life sciences customers and the sale of our HTG Edge system and assays. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our debt facility, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ability to successfully commercialize our HTG Edge system and related applications and assays;

•	our ability to generate sufficient revenue or raise additional capital to meet our working capital needs;

•	our ability to secure regulatory clearance or approval, domestically and internationally, for the clinical use of our products;

•	our ability to develop new technologies beyond mRNA and miRNA to include DNA fusions and mutations or other technologies to expand our product offerings;

•	the implementation of our business model and strategic plans for our business;

•	the regulatory regime for our products, domestically and internationally;

•	our strategic relationships, including with patent holders of our technologies, manufacturers and distributors of our products, and third parties who conduct our clinical studies;

•	our intellectual property position;

•	our expected use of proceeds;

•	our ability to comply with the restrictions of our debt facility and meet our debt obligations;

•	our expectations regarding the market size and growth potential for our life sciences and diagnostic businesses;

•	any estimates regarding expenses, future revenues, capital requirements, and stock performance; and

•	our ability to sustain and manage growth, including our ability to develop new products and enter new markets.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ exercise their over-allotment option in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $        , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds from this offering for the following purposes:

•	approximately $ million for sales and marketing and general and administrative expenses;

•	approximately $ million for research and development expenses, including:

•	approximately $ million for personnel costs, including expansion of our research and development team; and

•	approximately $ million for the development of new applications and profiling panels;

•	approximately $ million for repayment of our outstanding loan borrowed under our loan and security agreement with Silicon Valley Bank and Oxford Finance LLC, which bears interest at the rate of 8.5% per annum and matures in September 2018, and which loan proceeds have been used to fund our operations; and

•	the remainder to fund working capital and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash and cash equivalents, together with interest thereon, will be sufficient to fund our operations through at least the next 12 months, which we expect will enable us to complete the development of our planned applications and profiling panels through 2015.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors.” As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the loan agreement governing our indebtedness contains restrictions on our ability to declare and pay cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2014:

•	on an actual basis;

•	on a pro forma basis, giving effect to (1) the conversion of all our outstanding redeemable convertible preferred stock into an aggregate of 252,706,466 shares of our common stock upon the closing of this offering (2) the issuance of shares of our common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of , 2015, (3) and the reclassification to stockholders’ (deficit) equity of our convertible preferred stock warrant liability in connection with the conversion of our convertible preferred stock warrants into common stock warrants, and (4) the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of shares of our common stock at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our audited financial statements and the related notes appearing at the end of this prospectus, the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma		Pro Forma As Adjusted(2)
	(unaudited) (in thousands, except share and per share amounts)
Indebtedness	$19,027		$19,027	$
Growth term loan warrant liability	302
Redeemable convertible preferred stock warrant liability	100
Redeemable convertible preferred stock; $0.001 par value per share:
472,083,383 shares authorized, 238,232,276 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted(1)	60,913
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock; $0.001 par value:
600,000,000 shares authorized, 11,559,780 and 11,409,780 shares issued and outstanding, respectively, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted(1)	11
Distributions in excess of capital	(6,453)
Treasury stock	(75)
Accumulated deficit	(64,030)

Total stockholders’ (deficit) equity	(70,547)

Total capitalization	$(9,634)	$		$

(1)	Pursuant to the approval of our board of directors and the written election of the holders of at least 60% of the outstanding shares of our Series E convertible preferred stock in accordance with our amended and restated certificate of incorporation, each share of our outstanding redeemable convertible preferred stock will automatically be converted into shares of our common stock at the then-effective applicable conversion rate contingent upon and effective immediately prior to the closing of this offering.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of common shares in the table above is based on the number of shares of our common stock outstanding as of September 30, 2014, and excludes:

•	58,252,138 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $0.03 per share;

•	5,569,524 shares of common stock issuable upon the exercise of outstanding warrants as of September 30, 2014, each at an exercise price of $0.181 per share;

•	shares of common stock reserved for future issuance under our the 2014 plan (including 7,111,785 shares of common stock reserved for issuance under the 2011 plan as of September 30, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	9,321,176 shares of common stock issuable upon the exercise of warrants issued subsequent to September 30, 2014, each at an exercise price of $0.2189 per share, which warrants are expected to become exercisable for an aggregate of shares of common stock upon the closing of this offering at an exercise price of $ per share, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of September 30, 2014 was approximately $(70.5) million, or $(6.18) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and our redeemable convertible preferred stock, which is not included within equity. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding as of September 30, 2014. Our pro forma net tangible book value (deficit) as of September 30, 2014 was $         million, or $         per share of common stock. Pro forma net tangible book value (deficit) gives effect to the conversion of all of our outstanding redeemable convertible preferred stock into an aggregate of 252,706,466 shares of our common stock and the resultant reclassification of our redeemable convertible preferred stock warrant liability to stockholders’ (deficit) equity in connection with such conversion, and the issuance of                 shares of common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of                     , 2015.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), plus the effect of the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2014	$(6.18)
Pro forma increase in net tangible book value per share as of September 30, 2014 attributable to the conversion of redeemable convertible preferred stock

Pro forma increase in net tangible book value per share as of September 30, 2014 attributable to the issuance of shares of common stock as payment for accrued dividends

Pro forma net tangible book value per share as of September 30, 2014, before giving effect to this offering

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $         per share and the dilution in pro forma per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share

after this offering by approximately $         and the dilution in pro forma per share to investors participating in this offering by approximately $        , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full to purchase                 additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors participating in this offering.

The foregoing discussion and table does not reflect any potential purchases by entities affiliated with certain of our existing stockholders who have indicated an interest in purchasing shares in this offering as described in “Underwriting.”

The foregoing discussion is based on                 shares of common stock outstanding as of September 30, 2014, after giving effect to the conversion of our outstanding convertible preferred shares into an aggregate of 252,706,466 shares of common stock and the issuance of shares of common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of                     , 2015, and excludes:

•	58,252,138 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2014, at a weighted-average exercise price of $0.03 per share;

•	5,569,524 shares of common stock issuable upon the exercise of outstanding warrants issued as of September 30, 2014, each at an exercise price of $0.181 per share;

•	shares of common stock reserved for future issuance under our the 2014 plan (including 7,111,785 shares of common stock reserved for issuance under the 2011 plan as of September 30, 2014, which shares will be added to the shares reserved under the 2014 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering;

•	shares of common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	9,321,176 shares of common stock issuable upon the exercise of warrants issued subsequent to September 30, 2014, each at an exercise price of $0.2189 per share, which warrants are expected to become exercisable for an aggregate of shares of common stock upon the closing of this offering at an exercise price of $ per share, based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus).

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

The selected statement of operations data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected statement of operations data for the nine months ended September 30, 2013 and 2014 and the selected balance sheet data as of September 30, 2014 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

	Year ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share and per share amounts)
Statement of Operations:
Revenue	$2,481	$2,243	$1,629	$2,031
Cost of revenue	1,816	2,247	1,545	2,005

Gross (loss) margin	665	(4)	84	26

Operating expenses:
Selling, general and administrative	7,289	7,714	6,233	7,117
Research and development	3,925	4,197	3,143	2,373

Total operating expenses	11,214	11,911	9,376	9,490

Operating loss	(10,549)	(11,915)	(9,292)	(9,464)
Other income (expense)
Income (loss) from change in stock warrant valuation	24	161	121	(56)
Interest expense	(251)	(212)	(158)	(292)
Loss on extinguishment of NuvoGen obligation	(2,009)	—	—	—
Other income (expense), net	11	197	198	(8)

Net loss	(12,774)	(11,769)	(9,131)	(9,820)
Accretion of stock issuance costs	(110)	(152)	(114)	(71)
Accretion of Series E warrant discount	—	—	—	(252)
Accretion of Series D and E redeemable convertible preferred stock dividends	(1,399)	(2,270)	(1,636)	(2,406)

Net loss attributable to common stockholders	$(14,283)	$(14,191)	$(10,881)	$(12,549)

Net loss per share attributable to common stockholders, basic and diluted	$(1.41)	$(1.37)	$(1.05)	(1.21)
Shares used in computing net loss per common share, basic and diluted	10,139,328	10,333,530	10,326,727	10,357,118

	As of December 31,		As of September 30, 2014
	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,316	$1,815	$7,694
Working capital	6,071	954	7,759
Total assets	8,433	4,398	12,112
Total long-term debt	9,912	9,697	19,027
Redeemable convertible preferred stock	40,925	50,868	60,913
Accumulated deficit	(42,441)	(54,210)	(64,030)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a commercial stage company that developed and markets a novel technology platform to facilitate the routine use of complex molecular profiling. Our HTG Edge automated platform can quickly, robustly and simultaneously profile thousands of clinically relevant molecular targets from samples a fraction of the size required by current technologies. Our objective is to establish the HTG Edge platform as a standard in molecular profiling and make this capability accessible to all molecular labs from research to the clinic. We believe that our target customers desire high quality molecular profiling information in a multiplexed panel format from increasingly smaller samples, with the ability to do this locally to minimize turnaround time and cost. The HTG Edge platform was designed to meet these needs and is empowering pathologists, clinicians and molecular labs to directly control the molecular profiling of patient samples.

Our HTG Edge platform, which is comprised of instrumentation, consumables and software analytics, automates the molecular profiling of genes and gene activity using our proprietary nuclease protection chemistry to deliver extraction-free, multiplexed results on a wide variety of biological samples. Our platform provides significant workflow and performance advantages in molecular profiling applications including tumor profiling, molecular diagnostic testing and biomarker development. We recently launched HTG EdgeSeq, an extension of our platform that automates and adapts our nuclease protection chemistry to enable analysis using next generation sequencing, or NGS, instrumentation. This new HTG EdgeSeq chemistry utilizes the same sample preparation instrument and reagents as our original chemistry, but allows for read out on an NGS instrument. By combining the power of the HTG EdgeSeq chemistry with the capabilities of NGS, we are able to profile a wide variety of genomic alterations and sample types.

Our innovative platform and initial menu of molecular profiling panels are being utilized by a wide range of customers including biopharmaceutical companies, academic institutions and molecular labs to simultaneously analyze a comprehensive set of molecular information from valuable clinical samples and substantially improve their workflow efficiency. We currently market seven proprietary molecular profiling panels that address the needs of almost 40 customers in high impact areas of translational research and biopharmaceutical companion diagnostics such as immuno-oncology, fibroblast growth factor receptor, or FGFR, expression and human microRNA analysis. In addition, we have a focused development pipeline of new profiling products that includes panels for translational research, drug development and molecular diagnostics. Our product strategy is to build complete profiling panels of established and emerging molecular targets for broader and disease-specific approaches.

We have incurred significant losses since our inception and we have never been profitable. We incurred net losses of $12.8 million, $11.8 million and $9.8 million in 2012, 2013 and the nine months ended September 30, 2014, respectively. As of September 30, 2014, we had an accumulated deficit of $64.0 million. As of September 30, 2014, we had available cash and cash equivalents of approximately $7.7 million including the remaining proceeds from an $11.0 million growth capital term loan we obtained in August 2014.

Financial Operations Overview

Revenue

We generate revenue from the sale of our HTG Edge platform, including the HTG Edge system, our proprietary consumables, and related services. Consumables consist primarily of our molecular profiling panels, which we also refer to as assays. We also recently launched our HTG EdgeSeq chemistry for use on our platform.

Product revenue

Product revenue includes revenue from the sale of instruments and consumables. Revenue from the sale of instruments is derived from the sale of our HTG Edge system. Revenue from the sale of instruments represented 0% and 30% of our total revenue for the years ended December 31, 2012 and 2013, respectively. Revenue from the sale of instruments represented 30% of our total revenue in the nine months ended September 30, 2013 and 2014, respectively.

We currently market our HTG Edge system to a wide variety of customers including biopharmaceutical companies, academic institutions and molecular labs. As of September 30, 2014, the list price of an HTG Edge system, which is comprised of a processor and reader, was $175,000 per unit and the list price of a processor when used with our HTG EdgeSeq chemistry was $90,000 per unit. However, amounts actually received by us vary from customer to customer.

Revenue from the sale of consumables is derived from the sale of our molecular profiling panels for use on our HTG Edge platform, and from the sale of custom molecular profiling panels that we have developed for some of our customers. We currently offer seven proprietary panels designed for use in drug development. Consumable revenue represented 2% and 4% of our total revenue for the years ended December 31, 2012 and 2013, respectively. Consumable revenue represented 3% and 18% of our total revenue in the nine months ended September 30, 2013 and 2014, respectively.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Instruments	$—	$682,875	$485,675	$607,107
Consumables	47,500	88,603	42,603	370,279

Total product sales	$47,500	$771,478	$528,278	$977,386

Service revenue

Service revenue consists of the design of custom panels for biopharmaceutical customers, research services and sample processing. We have shifted our focus away from this aspect of our business model. Service revenue represented 74% and 42% of our total revenue for the years ended December 31, 2012 and 2013, respectively. Service revenue represented 45% and 20% of our total revenue in the nine months ended September 30, 2013 and 2014, respectively.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Custom panel design	$1,317,521	$900,964	$686,563	$375,840
Sample processing	507,746	42,720	42,720	21,000
Other service revenue	20,497	9,500	9,500	—

Total service revenue	$1,845,764	$953,184	$738,783	$396,840

Other revenue

Other revenue consists of licensing fees and grant revenues. Revenue from grants represented 18%, and 23% of total revenue for the years ended December 31, 2012 and 2013, respectively. Revenue from grants represented 22% and 32% of total revenue for the nine months ended September 30, 2013 and 2014, respectively. In 2012, we performed work on three, separate National Institutes of Health, or NIH, grants as a principal investigator and as a sub-awardee on a government contract with Arizona State University. In August 2013 we were awarded an additional grant. This grant is scheduled to be completed in June 2015. We expect our grant revenue to decrease over time.

Cost of revenue and gross margin

Cost of revenue reflects the aggregate costs incurred in manufacturing, delivering, installing and servicing instruments and the cost of manufacturing panels. The components of our cost of revenue are materials and service costs, manufacturing costs paid to third-party manufacturers and incurred internally which includes direct labor costs (including stock-based compensation), equipment and infrastructure expenses associated with shipping, logistics and allocated overhead including rent, information technology, equipment depreciation and utilities.

Cost of revenue associated with developing custom panels is recognized as the work required to develop the panel is performed.

For the nine months ended September 30, 2014, cost of revenue included a large portion of unabsorbed manufacturing capacity. As product sales increase in the future, we anticipate that manufacturing capacity utilization will increase, resulting in a reduction of cost of revenue on a percentage basis. Similarly, due to the fixed nature of expenses associated with direct labor, equipment and infrastructure, we expect cost of revenue as a percentage to decrease over time as our volume increases to absorb those fixed costs.

Research and development expenses

Research and development expenses represent costs incurred to develop new proprietary panels and upgrades to our HTG Edge platform. These expenses include payroll and related expenses, consulting expenses, laboratory supplies, and certain allocated expenses as well as amounts incurred under certain collaborative agreements. Research and development costs are expensed as incurred. We expect our research and development expenses to increase in absolute dollars in future periods as we continue to develop additional panels and applications for our platform and potentially conduct clinical trials to support regulatory approval of clinical diagnostics.

Selling, general and administrative expenses

Selling, general and administrative expenses primarily consist of personnel costs for our sales and marketing, executive, finance and accounting functions, including stock-based compensation expenses, educational and promotional expenses, fees for professional services such as legal, consulting and accounting , and infrastructure expenses, including allocated facility and overhead costs. We expect selling, general and administrative expenses to increase in absolute dollars as we expand our direct sales and support teams in the United States and establish a sales and support team in Europe. In addition, we expect our selling, general and administrative expenses to increase as a result of operating as public company, including expenses related to compliance with the rules and regulations of the Securities and Exchange Commission and The NASDAQ Global Market, additional insurance expenses, investor relations activities and other administrative and professional services.

Interest expense

As of September 30, 2014, we had an obligation due to NuvoGen Research, LLC, or NuvoGen, in the amount of $9.2 million under an asset purchase agreement. Interest expense relates to our borrowings under our loan agreements and non-cash interest expense related to our obligation to NuvoGen.

Other income (expense), net

Other income (expense), net is primarily associated with the remeasurement of the estimated fair value of warrants to purchase shares of our redeemable convertible preferred stock.

Loss on extinguishment of NuvoGen obligation

On November 1, 2012, the terms of the NuvoGen obligation were modified to allow for a change in the minimum payments and the accrual of interest at 2.5% each year beginning in 2017. Based on the scope of those modifications, we recorded a loss on extinguishment of the NuvoGen obligation of $2.0 million for the year ended December 31, 2012.

Factors Affecting our Performance

We believe our future results of operations are dependent on a number of factors discussed below. While each of these areas present significant opportunities for us, they also pose significant risks and challenges that we must successfully address. See the section entitled “Risk Factors” in this prospectus.

The installed base of our HTG Edge platform and proprietary panels

The growth of our business is tied to the number of HTG Edge instruments we sell and install. Our goal is to increase the installed base of our HTG Edge related instruments to drive instrument and consumable revenue. Our ability to increase this revenue depends on a number of factors, including (i) adoption of our HTG Edge platform by our customer base, including increasing market share for our proprietary assays for the research market; (ii) the efforts of our sales and marketing teams to demonstrate the utility of our products and technology; (iii) our ability to develop and market novel molecular profiling panels designed to meet unmet medical needs; (iv) our ability to demonstrate the benefits of our products to key opinion leaders so they will publish information supporting those benefits; (v) pricing and reimbursement; and (vi) our ability to expand the addressable market of our HTG Edge platform through the development of new applications. Given the length of our sales cycle, we have in the past experienced, and will likely in the future experience, fluctuations in our instrument and consumables sales on a period-to-period basis.

The ability to increase revenue to a level sufficient to allow us to achieve economies of scale with our cost of revenue

Our cost of revenue includes fixed costs consisting of unabsorbed manufacturing costs. Achieving an attractive gross margin requires that our revenues increase in order to absorb those fixed costs. Should our revenues not increase as expected, we will continue to have gross margins which may be insufficient to fund operations.

Development of additional products

We rely on sales of HTG Edge instruments and consumables to generate revenue. As part of our strategy we plan to develop new proprietary panels and applications for our HTG Edge platform. Our success in developing new products will be important in our efforts to grow our business by expanding the potential market for our products, diversifying our sources of revenue, and providing recurring consumable revenue.

Timing of Research and Development Expenses

Our spending on research and development may vary substantially from quarter to quarter due in part to the availability and cost of clinical samples.

Results of Operations

Comparison of the Nine Months Ended September 30, 2013 and 2014

	Nine Months Ended September 30,		Change
	2013	2014
	(unaudited)
Revenue:
Product	$528,278	$977,386	$449,108
Service	738,783	396,840	(341,943)
Other	362,020	656,917	294,897

Total revenue	1,629,081	2,031,143	402,062
Cost of revenue	1,544,680	2,005,276	460,596

Gross margin	84,401	25,867	(58,534)

Operating expenses:
Research and development	3,143,185	2,372,972	770,213
Selling, general and administrative	6,233,197	7,116,544	(883,347)

Total operating expenses	9,376,382	9,489,516	(113,134)

Operating loss	(9,291,981)	(9,463,649)	(171,668)
Income (expense) from change in stock warrant valuation	120,816	(56,323)	(177,139)
Interest expense	(157,557)	(292,018)	(134,461)
Other income (expense), net	197,569	(7,756)	(205,325)

Net loss	$(9,131,153)	$(9,819,746)	$(688,593)

Product revenue

Product revenue increased by $0.4 million, or 85%, in the nine months ended September 30, 2014 compared to the same period of 2013. The increase was the result of an increase in both instrument and consumable sales.

Service revenue

Service revenue decreased by $0.3 million, or 46%, in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. The decrease was primarily a result of a decrease in revenue from custom panel design.

Other revenue

Other revenue increased by $0.3 million for the nine months ended September 30, 2014 compared with the nine months ended September 30, 2013. The increase was primarily attributable to an increase in grant revenue.

Cost of revenue

Cost of revenue increased by $0.5 million, or 30%, for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. Cost of revenue increased primarily due to increased instrument and consumable sales. Cost of revenue included $0.8 million and $0.9 million in manufacturing costs for the nine month periods ended September 30, 2013 and 2014, respectively.

Research and development expenses

Research and development expenses decreased by $0.8 million, or 25%, in the nine months ended September 30, 2014 compared with the nine months ended September 30, 2013. The decrease was due to the reduction in spending related to the development of the HTG Edge platform.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $0.9 million, or 14%, in the nine months ended September 30, 2014 compared with the nine months ended September 30, 2013 primarily due to an increase in headcount, employee benefits, sales consulting expenses, general and intellectual property related legal fees, the cost of disposed assets and an increase in bad debt expense.

Interest and other income (expense), net

Interest expense increased $0.1 million, or 85%, for the nine months ended September 30, 2014 compared with interest expense for the nine months ended September 30, 2013 primarily due to a new debt facility which was entered into in August 2014. Other income decreased by $0.2 million for the nine months ended September 30, 2014 compared with the nine months ended September 30, 2013. Other income for the nine months ended September 30, 2013 included a $0.2 million contract termination payment.

Income (expense) from change in stock warrant valuation

The increase in the expense from the change in stock warrant valuation between the nine months ended September 30, 2013 and the nine months ended September 30, 2014 was a result of an increase in the value of our preferred stock.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,		Change
	2012	2013
	(unaudited)
Revenue:
Product	$47,500	$771,478	$723,978
Service	1,845,764	953,184	(892,580)
Other	587,584	518,410	(69,174)

Total revenue	2,480,848	2,243,072	(237,776)
Cost of revenue	1,816,223	2,246,898	(430,675)

Gross margin	664,625	(3,826)	(668,451)
Operating expenses:
Research and development	3,924,460	4,197,610	(273,150)
Selling, general and administrative	7,289,024	7,714,030	(425,006)

Total operating expenses	11,213,484	11,911,640	(698,156)

Operating loss	(10,548,859)	(11,915,466)	(1,366,607)
Income from change in stock warrant valuation	23,870	161,089	137,219
Interest expense, net	(251,076)	(211,872)	39,204
Loss on extinguishment of NuvoGen obligation	(2,008,663)	—	2,008,663
Other (expense) income, net	10,717	196,830	186,113

Net loss	$(12,774,011)	$(11,769,419)	$1,004,592

Product revenue

Product revenue increased by $0.7 million for the year ended December 31, 2013 compared with the year ended December 31, 2012. This increase was primarily due to an increase in sales of HTG Edge instruments and consumables.

Service revenue

Service revenue decreased by $0.9 million, or 48%, for the year ended December 31, 2013 compared with the year ended December 31, 2012. This decrease was primarily related to a decrease in sample processing services and custom panel development.

Other revenue

Other revenues decreased by $0.1 million, for the year ended December 31, 2013 compared with the year ended December 31, 2012. This decrease was primarily due to a decrease in grant revenue.

Cost of revenue

Cost of revenue increased by $0.4 million, or 24%, in the year ended December 31, 2013 compared with the year ended December 31, 2012. This increase was primarily due to increased headcount and related expenses. Cost of revenue included $1.2 million and $0.7 million in manufacturing costs for the years ended December 31, 2013 and 2012, respectively.

Research and development expenses

Research and development expenses increased by $0.3 million, or 7%, in the year ended December 31, 2013 compared with the year ended December 31, 2012. The increase was due to increased project expenses associated with the development of the HTG Edge system.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $0.4 million, or 6%, in the year ended December 31, 2013 compared with the year ended December 31, 2012. The increase was due primarily to increased headcount and associated payroll expenses associated with hiring sales and marketing personnel in connection with the launch of our HTG Edge instruments and assays in 2013, offset by a decrease in general corporate and intellectual property related legal fees.

Interest expense

Interest expense decreased by $39,000 for the year ended December 31, 2013 as compared with the year ended December 31, 2012. Interest expense related to the NuvoGen obligation was $0.2 million for the years ended December 31, 2013 and 2012. Other income increased by $0.2 million for the year ended December 31, 2013 as compared with the year ended December 31, 2012. Other income for the year ended December 31, 2013 included a $0.2 million contract termination payment.

Loss on extinguishment of NuvoGen obligation

On November 1, 2012, the terms of the NuvoGen obligation were modified to allow for a change in the minimum payments and the accrual of interest at 2.5% each year beginning in 2017. Based on the scope of those modifications, we recorded a loss on extinguishment of the NuvoGen obligation of $2.0 million for the year ended December 31, 2012.

Income (expense) from change in stock warrant valuation

The increase in the income from the change in stock warrant valuation between the year ended December 31, 2012 and the year ended December 31, 2013 was a result of a decrease in the value of our preferred stock.

Cash Flows for the Nine Months Ended September 30, 2013 and 2014

The following table summarizes the primary sources and uses of cash for each of the periods presented:

	Nine Months Ended September 30,
	2013	2014
	(unaudited)
Net cash provided by (used in):
Operating activities	$(9,162,987)	$(10,201,513)
Investing activities	(530,470)	(627,446)
Financing activities	7,184,281	16,708,150

Net increase (decrease) in cash and cash equivalents	$(2,509,176)	$5,879,191

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2014 was $10.2 million and reflected (i) the net loss of $9.8 million, (ii) net non-cash items of $0.9 million, consisting primarily of depreciation and amortization, expense from valuation of warrant liabilities and amortization of the discount on the NuvoGen obligation and bad debt expense and (iii) a net cash outflow from changes in balances of operating assets and liabilities of $1.2 million. The most significant items comprising the changes in balances of operating assets and liabilities were an increase in inventory of $0.5 million, an increase in accounts receivable of $0.4 million, and a reduction of accrued and other liabilities of $0.3 million, primarily representing decreased accrued payroll liabilities offset by increased accounts payable.

Net cash used in operating activities for the nine months ended September 30, 2013 was $9.2 million and reflected the net loss of $9.1 million, net non-cash items of $0.3 million, and net cash outflow from changes in balances of operating assets and liabilities of $0.4 million.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment. During the nine months ended September 30, 2014 and 2013, we used $0.6 million and $0.5 million, respectively, for purchases of property and equipment.

We expect capital expenditures to increase in 2014 and beyond as we expand our research and discovery work to develop new panels and related applications.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2014 included $7.4 million from the issuance of Series E preferred stock, net of issuance costs, and net proceeds from borrowing $10.7 million on the growth term loan, partially offset by deferred financing and offering costs of $0.2 million. Net cash provided by financing activities for the nine months ended September 30, 2013 was from the issuance of Series D preferred stock of $7.5 million, net of issuance costs, and the exercise of common stock options. Net cash provided by financing activities were partially offset by payments to NuvoGen of $1.2 million and $0.3 million for the nine months ended September 30, 2014 and 2013, respectively.

Cash Flows for the Years Ended December 31, 2012 and 2013

The following table summarizes the primary sources and uses of cash for each of the periods presented:

	Year Ended December 31,
	2012	2013
Net cash provided by (used in):
Operating activities	$(8,679,934)	$(11,823,157)
Investing activities	(69,010)	(777,767)
Financing activities	7,169,882	7,100,159

Net decrease in cash and cash equivalents	$(1,579,062)	$(5,500,765)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2013 was $11.8 million and reflected (i) the net loss of $11.8 million, (ii) net non-cash items of $0.5 million, consisting primarily of depreciation and amortization, and valuation of warrant liabilities to estimated fair value and amortization of the discount on the NuvoGen obligation and (iii) a net cash outflow from changes in balances of operating assets and liabilities of $0.5 million. The significant items comprising the changes in balances of operating assets and liabilities were a higher balance of accounts receivable of $0.5 million and a higher balance of inventory of $0.6 million, partially offset by an increased accounts payable and accrued liabilities balances of $0.5 million.

Net cash used in operating activities for the year ended December 31, 2012 was $8.7 million and reflected (i) the net loss of $12.8 million, (ii) net non-cash items of $2.7 million, consisting primarily of depreciation and amortization of $0.2 million, charge for excess inventory of $0.2 million, amortization of the discount on the NuvoGen obligation of $0.2 million and a non-cash loss on extinguishment of the NuvoGen obligation of $2.0 million and (iii) a net cash inflow from changes in balances of operating assets and liabilities of $1.3 million. The significant items comprising the changes in balances of operating assets and liabilities were a lower balance of accounts receivable of $1.7 million, offset by lower accrued liabilities of $0.2 million and higher prepaid expenses of $0.1 million.

The largest contributors to the $3.1 million increase in cash used in operating activities, were a $1.0 million decrease in the net loss offset by reduction in loss on extinguishment of NuvoGen obligation of $2.0 million, a $2.1 million reduction in the change in accounts receivables, and $0.5 million increase in the change in inventory.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment. Net cash used in investing activities of $0.8 million and $69,000 for the years ended December 31, 2013 and 2012, respectively, consisted of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2013 included $7.5 million of the proceeds from the Series D preferred stock issuance, net of issuance costs. Net cash provided by financing activities for the year ended December 31, 2012 included $7.6 million of net proceeds from the issuance of preferred stock. Net cash provided by financing activities were partially offset by payments to NuvoGen under the NuvoGen agreement of $0.4 million for each of the years ended December 31, 2013 and 2012.

Liquidity and Funding Requirements

Since our inception, our operations have primarily been financed through the issuance of our redeemable convertible preferred stock, the incurrence of debt and cash received from product sales, services revenue and other income. Through September 30, 2014, we had received net proceeds of $52.9 million from the issuances of preferred stock, including preferred stock issued on conversion of promissory notes, $0.8 million in proceeds from our term loan payable, approximately $6.6 million in grants, $10.7 million from a growth term loan (net of $0.3 million original issue discount) and $26.3 million from service and product revenue. As of September 30, 2014, we had cash and cash equivalents of $7.7 million and $20.2 million of debt outstanding on our growth term loan payable, NuvoGen obligation and capital lease obligations.

In August 2014, we entered into an asset-secured growth capital term loan with Oxford Finance, LLC and Silicon Valley Bank. $11.0 million was funded at closing with a second tranche of $5.0 million available through June 30, 2016 subject to satisfaction of at least one of two milestones, including raising a minimum of $30.0 million in net proceeds from this offering or achieving a minimum trailing six month revenue target. The loan accrues interest annually at the rate of 8.5%. The loan matures on September 1, 2018 and, at least through September 2015, is payable in monthly interest-only payments. The interest-only payment period is extendable through January 31, 2016 upon funding of the second tranche prior to September 1, 2015. Following the interest-only payment period, equal monthly payments of principal and interest amortized over the remaining term of the loan are due.

In December 2014, we entered into two separate note and warrant purchase agreements, or collectively, the 2014 note purchase agreements, with certain of our existing investors, including beneficial owners of more than 5% of our capital stock and certain entities affiliated with members of our board of directors. The first note and warrant purchase agreement, or the first note purchase agreement, provides for the sale and issuance by us of up to an aggregate of $7.3 million in principal amount of convertible notes in a series of closings, each of which must be approved by the unanimous vote or written consent of those members of our board of directors who are not an affiliate of any of the investors under such agreement. The second note and warrant purchase agreement, or the second note purchase agreement, provides for the sale and issuance by us of up to an aggregate of $6.2 million in principal amount of convertible notes in a series of closings, each of which must be approved by (i) our board of directors, including a majority of the directors elected by the holders of our Series E preferred stock, and (ii) investors whose purchase amount for such closing equals or exceeds 50% of the aggregate principal amount of notes to be sold at such closing. The purchase and sale of notes under the 2014 note purchase agreements are subject to certain closing conditions, which include the absence of default under our Loan and Security Agreement, dated August 22, 2014, with Oxford Finance LLC and Silicon Valley Bank. These closing conditions must be met at the time of each closing. If issued, notes issued under the 2014 note purchase agreements would accrue interest at a rate of 8% per annum, compounded annually, and become due and payable on March 31, 2016, subject to their earlier conversion in the event we complete an initial public offering in which we receive gross offering proceeds of at least $20.0 million from the sale of shares to investors who are not holders of our securities, or a qualified initial public offering, or a private placement of our preferred stock (whether in one single transaction or several tranches) resulting in aggregate gross proceeds of at least $20.0 million from sales of securities to investors who are not holders of our securities, or a qualified private placement. The number of shares into which the notes may be converted, common shares in the case of a qualified initial public offering or preferred shares in the case of a qualified private placement, is equal to the outstanding principal and accrued interest divided by the price per share paid by investors purchasing such newly issued equity securities. To date, we have not sold or issued any convertible notes under either of the 2014 note purchase agreements. Certain provisions of the first note purchase agreement terminate (including the investors’ obligations to purchase notes thereunder) immediately prior to the earlier to occur of the closing of (i) a qualified initial public offering or (ii) a qualified private placement and certain provisions of the second note purchase agreement terminate (including the investors’ obligations to purchase notes thereunder) immediately prior to the earlier to occur of (x) the time at which a registration statement covering a public offering of our securities under the Securities Act of 1933, as amended, becomes effective or (y) the initial closing of a qualified private placement. We expect that such provisions of the 2014 note purchase agreements (including the investors’ obligations to purchase notes thereunder) will be terminated in connection with this offering.

As of September 30, 2014, there is $9.2 million due to NuvoGen pursuant to our purchase of intellectual property under an asset purchase agreement. We are obligated to pay NuvoGen specified minimum annual payments until the obligation is paid in full. Beginning in 2018, we are obligated to pay the greater of the specified minimum annual payment and 6% of revenue as defined in the asset purchase agreement, as amended.

We currently anticipate that our cash and cash equivalents and future product and service revenue, together with proceeds we expect to receive from the sale and issuance of notes under the 2014 note purchase agreements and the expected net proceeds from this offering, will be sufficient to enable us to fund our operations for at least the next 12 months, which we expect will enable us to complete the development of our planned applications and profiling panels through 2015. Until such time, if ever, as we can generate more substantial revenue, we may be required to finance our cash needs through equity or debt financings or through collaborations or partnerships with other companies. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our planned product development or the commercialization of our current and any future products. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common stock. These events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risk and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue our planned product development or the commercialization of our current and any future products. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common stock. These events could significantly harm our business, financial condition and prospects.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Debt obligations(1)	$10,448,743	$450,000	$1,300,000	$1,200,000	$7,498,743
Operating lease obligations(2)	671,287	329,391	337,874	4,022	—
Capital lease obligations(3)	116,971	29,243	58,485	29,243	—

Total contractual obligations	$11,237,001	$808,634	$1,696,359	$1,233,265	$7,498,743

(1)	Our debt obligations consist of amounts due to NuvoGen under an asset purchase agreement and reflects the February 2014 Amendment but does not reflect the 2.5% interest starting in 2018. We owe minimum payments under the NuvoGen agreement. Beginning in 2018, we are obligated to pay the greater of $400,000 or 6% of sales until the obligation is repaid in full.
(2)	Our operating lease obligations consist of the leases for our laboratory and office facility in Tucson, AZ expiring in 2014 and 2015.
(3)	Our capital lease obligations consist of equipment financing arrangements with vendors. The contractual obligations table above includes one capital lease entered into in December 2012.

The foregoing description of our contractual obligations at December 31, 2013 does not reflect our contractual obligations pursuant to our outstanding $11.0 million term loan under our loan and security agreement with Oxford Finance LLC and Silicon Valley Bank entered into in 2014. Refer to footnote 5 of our audited financial statements for payment due under the term loan.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or FASB, issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11), to require that in certain cases, an unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward when such items exist in the same taxing jurisdiction. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not believe the adoption of this standard will have a significant impact on our financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which supersedes nearly all existing revenue recognition guidance under U.S. generally accepted accounting principles, or GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.

The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Going Concern, or ASU 2014-15. ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. We do not believe the adoption of this standard will have a significant impact on our financial statements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operation is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Items subject to estimates based on judgments include, but are not limited to: revenue recognition, stock-based compensation expense, the value of the warrant liability, the resolution of uncertain tax position, income tax valuation allowances, recovery of long-lived assets and provisions for doubtful accounts, inventory obsolescence and inventory valuation. Actual results could differ from these estimates and such differences could affect the results of operations in future periods.

Our significant accounting policies are described in Note 1 to our audited financial statements included elsewhere in this prospectus. Some of these accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our financial statements.

Revenue Recognition

Product revenue

We recognize revenue from the sale of instruments, consumables and related services when the following four basic criteria are met: (1) a contract has been entered into with a customer or persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable, and (4) collectability is reasonably assured.

Sale of instruments and consumables

Instrument product revenue is generally recognized upon installation and calibration by our field service engineers, unless the customer has specified any other acceptance criteria. The sale of instruments and related installation and calibration are considered to be one unit of accounting, as instruments are required to be professionally installed and calibrated before use. Installation generally occurs within a week of shipment.

Consumables are considered to be separate units of accounting as they are sold separately. Consumables revenue is recognized upon transfer of ownership, which is generally upon shipment. Our standard term and conditions provide that no right of return exists for instruments or consumables.

When a contract involves multiple elements, the items included in the arrangement (deliverables) are evaluated to determine whether they represent separate units of accounting. We perform this evaluation at the inception of an arrangement and as each item is delivered in the arrangement. Generally, we account for a deliverable (or a group of deliverables) separately if the delivered item has stand-alone value to the customer, the customer is given a general right of return relative to the delivered item, and delivery or performance of the undelivered item or service is probable and substantially in our control. When multiple elements can be separated into separate units of accounting, arrangement consideration is allocated at the inception of the arrangement, based on each deliverables’ relative selling price. All revenue from contracts determined not to have separate units of accounting is recognized based on consideration of the most substantive delivery factor of all the elements in the contract.

We provide instruments to customers under reagent agreements. Under these agreements, we install instruments in the customer’s facility without a fee and the customer agrees to purchase consumable products at a stated price over the term of the agreement; however, the agreements do not contain a minimum purchase requirement. Terms range from several months to multiple years and may automatically renew in several month or multiple year increments unless either party notifies the other in advance that the agreement will not renew. This represents a multiple element arrangement and because all consideration under the reagent agreement is contingent on the sale of consumables, no consideration is allocated to the instrument and no revenue is recognized upon installation of the instrument. The cost of the instrument under the agreement is expected to be recovered in the fees charged for consumables, to the extent sold, over the term of the agreement. Revenue is recognized as consumables are shipped.

We retain title to the instrument and such title is transferred to the customer at no additional charge at the conclusion of the initial arrangement. Because the pattern of revenue from the arrangement cannot be reasonably estimated, the cost of the instrument is amortized on a straight-line basis over the term of the arrangement. Cost to maintain the equipment while title remains with us is charged to cost of sales as incurred.

Service revenue

For contracts related to custom panel design services and sample processing, we utilize a proportional performance revenue recognition model, under which revenue is recognized as performance occurs based on the relative outputs of the performance that have occurred up to that point in time under the respective agreement. We include all applicable costs incurred related to custom panel design services, including research and development costs and general and administrative expenses, in cost of revenue.

We also provide contract research services under cost plus fixed fee government contracts. Revenue is recognized under government contracts using the percentage-of-completion method of accounting. Under the percentage-of-completion method, contract research revenue is recognized as the work progresses and services are rendered and costs are incurred. The fixed fee is recognized in proportion to costs incurred compared to total estimated costs. We include all applicable costs incurred from government contracts, including general and administrative expenses on government contracts, in cost of revenue.

Anticipated losses, if any, on contracts are charged to earnings as soon as they are identified. Anticipated losses cover all costs allocable to contracts. Revenue arising from claims or change orders is recorded either as income or as an offset against a potential loss only when the amount of the claim can be estimated and its realization is probable.

Other Revenue

Other revenue includes license and grant revenue.

License revenue is generated from the licensing of our internally developed intellectual property to third parties. The revenue may be generated by nonrefundable up-front payments and license fees, milestone and other contingent payments. Licensing fees are recognized on a straight-line basis over the term of the license agreement for agreements requiring specific continuing performance obligations with deferral of all or a portion of these fees. If it cannot be concluded that a license fee is fixed or determinable at the outset of an arrangement, amounts are recognized as income as payments from third parties become due. Licensing fees, included in other revenue, totaled $0 and $141,667 for the years ended December 31, 2013 and 2012, respectively. No licensing fees were included in other revenue during the nine months ended September 30, 2014 and 2013.

Grant revenue, including amounts received under the Qualifying Therapeutic Discovery Project program administered under Section 48D of the Internal Revenue Code, are earned when expenditures relating to the projects under these awards are incurred.

Warrant Liability

We have freestanding warrants enabling third parties to purchase shares of our redeemable convertible preferred stock. In accordance with the accounting guidance regarding distinguishing liabilities from equity, freestanding warrants for convertible preferred stock that are contingently redeemable are classified as liabilities on the balance sheets and recorded at their estimated fair value. These warrants are remeasured at each balance sheet date and any change in estimated fair value is recognized in other income or expense on the statements of operations.

The estimated fair value of the convertible preferred stock warrant liability was determined using the Black-Scholes option pricing model using a fair value per preferred stock series between $0.02 and $0.31 and the following assumptions:

	As of December 31,		As of September 30,
	2012	2013	2013	2014
			(unaudited)
Risk-free interest rate	0.5%	0.8%	0.8%	1.6%
Volatility	65%	70%	70%	70%
Estimated term equal to the remaining contractual term	3.5 years	3.1 years	3.1 years	4.5 years
Expected dividend yield	0 – 8%	0 – 8%	0 – 8%	0 – 8%

We recorded $0.2 million and $24,000 of income for the years ended December 31, 2013 and 2012 and $56,000 of expense and $121,000 of income for the nine months ended September 30, 2014 and 2013 to other expense, net on the statements of operations, to reflect the change in the estimated fair value of the preferred stock warrants.

Stock-Based Compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the vesting period of the respective award. We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

We recorded stock-based compensation expense of approximately $57,000, $88,000, $66,000 and $120,000 for the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2013 and 2014, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different. Our assumptions are as follows:

•	Fair value of our common stock. Because our stock was not publicly traded prior to this offering, we estimate the fair value of our common stock. See “– Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock” below. Upon the completion of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•

Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•	Expected forfeiture. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes option-pricing model. Our board of directors, with the assistance of management, determined the fair value of our common stock on each grant date. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. Because there has been no public market for our common stock, the fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant, including the following:

•	contemporaneous valuations performed by independent third-party firms;

•	our current and projected operating and financial performance, including our levels of available capital resources;

•	trends and developments in our industry;

•	the valuation of publicly traded companies in our sector, as well as recently completed initial public offerings and mergers and acquisitions of comparable companies;

•	rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

•	U.S. and global economic and capital market conditions;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

The valuations of our common stock performed by independent third-party firms were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid.

Valuation of Privately-Held-Company Equity Securities Issued as Compensation

We have historically utilized an option pricing method, or OPM, to allocate our business enterprise value to our common stock and common stock equivalents. Our business enterprise value was estimated using an income approach, which estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over its remaining life.

The estimated present value is calculated using a discount rate reflective of the cost of capital associated with an investment in a similar company and risks associated with our cash flow projections. Our discounted cash flow projections are sensitive to highly subjective assumptions that we were required to make each valuation date. The market-based approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focuses on comparing us to the group of peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecasts took into account our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

If we had made different assumptions than those used, the amount of our stock-based compensation expense, net income and net income per share amounts could have been significantly different. Following the completion of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on the applicable grant date. The compensation cost that has been included in the consolidated statement of operations for all stock-based compensation arrangements is as follows (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
	(in thousands)
Selling, general and administrative expenses	$49	$67	$50	$115
Research and development expense	$8	$21	$16	$15
Total stock-based compensation expense	$57	$88	$66	$120

Based on the assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), the intrinsic value of stock options outstanding as of September 30, 2014 would be $         million, of which $         million and $         million would have been related to stock options that were vested and unvested, respectively, at that date.

Emerging Growth Company Status

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Internal Control over Financial Reporting

We will be required, pursuant to Section 404(a) of the Sarbanes Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by management over our internal control over financial reporting. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” if we take advantage of the exemptions contained in the Jobs Act.

In September 2014, we concluded that there was a material weakness in our internal control over financial reporting. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses that we identified related to the accounting of the NuvoGen obligation, which resulted in a restatement of previously issued financial statements. We did not have adequate controls in place to account for this obligation properly. Although efforts are still in progress, we are taking steps to remediate the material weakness in our internal control over financial reporting, primarily by hiring additional individuals with accounting expertise and through the implementation of new accounting processes and control procedures. These actions are subject to ongoing management review and the oversight of the audit committee of our board of directors. If a material weakness persists or if we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404(a). We might not be able to complete our evaluation, testing or any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are designed and operating effectively, which could result in a loss of investor confidence in the accuracy and completeness of our financial reports. This could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On or about June 25, 2014, we dismissed Ernst & Young, LLP, or E&Y, as our independent public accounting firm.

The dismissal was approved by our audit committee on June 25, 2014.

The audit report of E&Y on our financial statements as of and for the fiscal year ended December 31, 2012 and 2011 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Those audits were conducted under United States generally accepted auditing standards and not the standards as prescribed by the Public Company Accounting Oversight Board. E&Y did not report on our financial statements for our fiscal year ended December 31, 2013.

In connection with the audit of our financial statements for the fiscal years ended December 31, 2012 and 2011, and for the year ended December 31, 2013 and the subsequent interim period through June 25, 2014, the date of the dismissal of E&Y, (i) there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

On June 25, 2014, our audit committee approved the appointment and engagement of BDO USA, LLP, or BDO, to serve as our independent registered public accounting firm, effective as of June 25, 2014, and to reaudit the fiscal year ended December 31, 2012.

During the Company’s two most recent fiscal years and in the subsequent interim period through June 25, 2014, neither the Company, nor anyone acting on its behalf, consulted with BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report nor oral advice was provided by BDO, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rates. We had cash and cash equivalents of $7.7 million at September 30, 2014, which consist of bank deposits and money market funds. Such interest-bearing instruments carry a degree of risk; however, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

BUSINESS

Overview

We are a commercial stage company that developed and markets a novel technology platform to facilitate the routine use of complex molecular profiling. Our HTG Edge automated platform can quickly, robustly and simultaneously profile thousands of clinically relevant molecular targets from samples a fraction of the size required by current technologies. Our objective is to establish the HTG Edge platform as a standard in molecular profiling and make this capability accessible to all molecular labs from research to clinic. We believe that our target customers desire high quality molecular profiling information in a multiplexed panel format from increasingly smaller samples, with the ability to do this locally to minimize turnaround time and cost. The HTG Edge platform was designed to meet these needs and is empowering pathologists, clinicians and molecular labs to directly control the molecular profiling of patient samples. Our platform’s capabilities are also enabling biopharmaceutical companies and research centers to better leverage the power of molecular profiling in their preclinical and clinical applications.

Molecular profiling is the analysis of multiple DNA, RNA and protein targets in biological samples, such as tissue, blood or urine, to identify expression patterns or genomic changes. Molecular profiling is enabling a paradigm shift from the traditional approach of looking at one molecule at a time to the simultaneous analysis of thousands of molecules. There are numerous applications of molecular profiling, such as whole genome sequencing for the discovery of novel genetic variants and the assessment of patient samples to identify biomarkers or molecular markers of disease that can aid in diagnosis, gauge patient prognosis or predict response to an available therapy. Significant discoveries of new molecular targets, such as in the field of immuno-oncology, are creating substantial growth in targeted tumor profiling for molecular diagnostic testing, biomarker development and translational research in oncology and other diseases. Based on published industry reports, the cancer profiling market is estimated to be $17.8 billion today and is expected to grow to $35.0 billion by 2018.

Our HTG Edge platform is comprised of instrumentation, consumables and software analytics. Our platform provides significant workflow and performance advantages in molecular profiling applications including tumor profiling, molecular diagnostic testing and biomarker development. The HTG Edge platform automates the molecular profiling of genes and gene activity using our proprietary chemistry to deliver extraction-free, multiplexed results on a wide variety of biological samples, including tissue preserved with formaldehyde and stored in paraffin wax, which is referred to as formalin fixed paraffin embedded, or FFPE, tissue. We recently launched HTG EdgeSeq, an extension of our platform that automates and adapts our nuclease protection chemistry to enable analysis using next generation sequencing, or NGS, instrumentation. The following features of our platform are designed to enable the rapid delivery of a comprehensive molecular profile from extremely small samples:

•	Multiplexing – analyze thousands of molecular targets in a single sample, providing a more comprehensive profile

•	Minimal sample requirement – molecular profile from extremely small amounts of sample, such as a fine needle aspirate

•	Multi-parameter testing – measure multiple molecular applications such as RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression

•	Data quality – high fidelity results from a broad range of biological samples including difficult to use FFPE tissue

•	Speed – turnaround time of 24-36 hours

•	Ease of use – minimal labor, simple user interfaces and turnkey analytics

Our innovative platform and initial menu of molecular profiling panels are being utilized by a wide range of customers including biopharmaceutical companies, academic institutions and molecular labs to simultaneously analyze a comprehensive set of molecular information from valuable clinical samples and substantially improve their workflow efficiency. Our platform’s proprietary chemistry allows for extraction free analysis of difficult clinical samples such as FFPE tissue with as little as a single five micron section of tissue, a fraction of the amount of sample required by existing technologies. The ability to provide robust data from minute samples is critically important in areas such as cancer where biopsies are becoming less invasive and smaller while the number of tests competing for the sample is growing. Our platform was designed to fit seamlessly into current surgical pathology workflows, minimize technician labor and set a new standard for ease of use.

We currently market seven proprietary molecular profiling panels that address the needs of almost 40 customers in high impact areas of translational research and biopharmaceutical companion diagnostics, including immuno-oncology, the expression of important genes such as fibroblast growth factor receptor, or FGFR, and human microRNA analysis.

In June 2014, we were issued a U.S. patent for our novel HTG EdgeSeq chemistry that allows us to leverage the increasing installed base of NGS instruments for our profiling panels. This new HTG EdgeSeq chemistry utilizes the same sample preparation instrument and reagents as our original chemistry, but allows for read out on an NGS instrument. We believe the HTG EdgeSeq chemistry is disruptive as it substantially simplifies current sample and library preparation methods, greatly reduces the complexity of data analytics, and provides customers additional value by expanding the utilization of their NGS investments. By combining the power of the HTG EdgeSeq chemistry with the capabilities of NGS, we are able to profile a wide variety of genomic alterations and sample types. These include RNA gene fusions and rearrangements, DNA mutations and analysis of cell-free circulating DNA from liquid biopsies. These capabilities provide us substantial ability to develop additional profiling panels and grow our market opportunities.

We have a focused development pipeline of new profiling products that includes panels for translational research, drug development, and molecular diagnostics. Our product strategy is to build complete profiling panels of established and emerging molecular targets for broader and disease-specific approaches. For our molecular diagnostic customers where the reimbursement path is critical we expect that our planned panels will conform to approved reimbursement codes for genomic sequence procedures. We believe this will facilitate clinical customer adoption and avoid the high costs and time required to prove medical utility and seek unique reimbursement codes.

Our Strategy

Our objective is to establish the HTG Edge platform as a standard in molecular profiling, and to allow its benefits to be accessible to all molecular labs from research to the clinic. The key components of our strategy are:

•	Grow our installed base and promote our consumables-based business model. We plan to promote global adoption of our HTG Edge platform, including our growing menu of consumables, in molecular labs, biopharmaceutical companies and major cancer centers by demonstrating the key differentiating aspects of our platform, such as small sample utilization, multiplexing and multi-parameter testing. These advantages result in cost, time and ease of use benefits for our global customers. We plan to expand our direct sales and support team in the United States, transition from a contract sales team to our own direct sales and support team in Europe and expand our global distributor network.

•	Establish our HTG Edge system as the best front-end platform for clinical sequencing. We intend to continue to establish our technology as the best sample and library preparation method for clinical applications of next generation sequencers. We believe our differentiated HTG EdgeSeq chemistry will accelerate adoption of our platform by leveraging the large existing and growing installed base of next generation sequencers. We are engaged with industry and corporate partners to position our HTG EdgeSeq solution as the benchmark for sample and library preparation in targeted sequencing applications.

•	Develop new molecular diagnostic panels with high medical utility. The HTG Edge system and chemistry were developed with features that enhance the capabilities of local molecular labs to routinely test large panels of proven-utility RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression, all from extremely small samples, such as a single five micron section of tissue. We plan to add disease-specific panels such as lung cancer and broader profiling panels that allow our customers to leverage existing reimbursement codes.

•	Increase late-stage companion diagnostics collaborations with biopharmaceutical companies. We believe collaborations with biopharmaceutical companies with late-stage drug development programs will lead to us generating companion diagnostic consumables revenue. We are currently working with 15 active development programs across 10 leading biopharmaceutical companies who are incorporating companion diagnostics in their drug development programs, where they are purchasing our HTG Edge consumable panels, including immuno-oncology, FGFR and diffuse large B-cell lymphomas, or DLBCL, panels. We are planning to continue to expand our number of collaborations.

•	Expand the addressable market of HTG technology through new applications. We have demonstrated feasibility to add new applications in RNA-based gene fusions, measuring DNA mutations from liquid biopsies and protein immunoassays. These new applications will allow us to develop multiple panels for use in translational, research, companion diagnostics and molecular diagnostics. We believe these applications and panels can be developed efficiently with minimal capital investment.

Our Market

Development of Molecular Profiling

Molecular profiling is the analysis of multiple DNA, RNA and protein targets in biological samples, such as tissue, blood and urine, to identify expression patterns or genomic changes. New molecular approaches are making it possible to perform these characterizations in unprecedented ways, resulting in a shift from the traditional approach of looking at one target at a time to the simultaneous analysis of thousands of targets. There are numerous applications of molecular profiling such as whole genome sequencing for the discovery of novel genetic variants or the assessment of patient samples to identify biomarkers or molecular markers of disease that can aid in diagnosis, gauge patient prognosis or predict response to an available therapy. The fundamental shift towards personalized medicine, or the use of an individual’s molecular profile to guide treatment, has led to significant growth in molecular profiling technologies and applications. We estimate that the global molecular profiling market is approximately $27.0 billion today. Based on published industry reports, cancer profiling makes up the largest segment of this market at an estimated $17.8 billion, the substantial majority of which we believe is comprised of research-use-only products, and is expected to grow to $35.0 billion by 2018. Research-use-only products are used in a wide variety of applications, including large-scale clinical trials of targeted therapies that are under development as well as basic medical research to understand and characterize tumors and tumor biology. We also estimate that genomic research makes up approximately $7.7 billion of the global molecular profiling market. Currently we are limited to marketing our HTG Edge system and proprietary profiling panels for research use only, which means that we cannot make any diagnostic or clinical claims. We intend to seek regulatory clearances or approvals in the United States and other jurisdictions to market certain panels for diagnostic purposes.

For decades, the treatment of disease was dominated by one-size-fits-all drug regimens. Over the last 10 years numerous molecular markers and profiling techniques have transitioned from discovery and research to inclusion in clinical guidelines. Today, there are many drugs in clinical development with a companion biomarker strategy, including many oncology drugs. Among the first of these personalized treatments were hormone therapies for breast cancer patients whose tumors expressed the estrogen receptor protein. This was followed by the use of trastuzumab for treating patients with HER2-positive breast cancers. The evolution of molecular profiling has also taken shape over the last decade in NSCLC. NSCLC patients were first molecularly profiled for EGFR mutations to select patients most likely to respond to the drug, erlotinib, which was followed by ALK rearrangement testing for potential response to crizotinib. Now, additional mutations and rearrangements such as ROS1, RET, NTRK1, HER2, BRAF and MET, have been integrated into the NCCN Guidelines for the treatment of lung cancer. The NCCN Guidelines recommend using NGS as the profiling method in order to multiplex all of the testing. Similar trends are unfolding in other diseases such as thyroid cancer, colon cancer, and melanoma. These trends are fueling rapid growth of new molecular profiling offerings, technologies and industry business models to support the demand. The fastest growing segment of the estimated $10.6 billion molecular diagnostics market, a subset of the estimated $27.0 billion global molecular profiling market, is clinical testing in oncology. As oncologists rapidly integrate this new level of molecular profiling information into patient management strategies, a growing number of highly-specialized central laboratories now offer tests which address specific clinical questions. The trend towards highly multiplexed profiling is not limited to oncology; other examples of expanding demand include prenatal, neonatal, inherited disease, and organ transplant and rejection profiling.

In addition, biopharmaceutical companies utilize molecular profiling in numerous applications. Preclinical applications include screening of compound libraries for target identification and preclinical testing for safety and fit for human use. For example, the FDA and European Medicines Agency require drug metabolism and pharmacokinetic, or DMPK, profiling studies to be performed as part of the drug development process. Metabolic gene expression response to the drug in human liver cells is assessed for each candidate drug, and it is common for biopharmaceutical companies to test the expression of three to 10 genes per drug candidate. Among the various DMPK testing technologies, such as RT-qPCR, branched DNA and microarrays, the most common is RT-qPCR. In DMPK studies, liver cells from several different human donors are challenged with the drug at various concentrations to predict how the drug will be metabolized. A large number of drug candidates are screened at this phase of development, creating significant demand for DMPK molecular profiling.

More recently, molecular profiling has moved into clinical applications. These include molecular profiling to develop clinical biomarker strategies, patient stratification for clinical trials, and companion diagnostics. The primary objective of these efforts is to improve response rates by understanding, at the molecular level, why a drug works or doesn’t work in a patient population. Response rates for oncology therapeutics, at 25%, are among the lowest of all disease states. Combined with third-party payor pressures to lower patient treatment costs, most biopharmaceutical companies develop biomarker strategies to increase the rate of patient response to new drugs in development. Typically, they will look at a variety of biological profiling markers that include RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression. Currently, it is estimated that there are over 2,000 clinical trials underway in oncology, and the vast majority of drug developers believe personalized and targeted therapy development is important to the future success of drug development.

When a molecular biomarker panel is used for selection of patients in a Phase 3 clinical trial to demonstrate safety and efficacy of a new drug, the drug and biomarker are often submitted for approval together. Upon FDA approval of the molecular biomarker panel, or companion diagnostic, the patient must be tested with the companion diagnostic prior to treatment with the drug. Companion diagnostic tests have a clear clinical utility which generally supports favorable reimbursement. We believe there are over 900 active oncology drug development programs, most of which have molecular biomarker strategies, creating a significant opportunity for molecular diagnostic companies with the right molecular profiling solutions. We estimate this molecular profiling market for companion diagnostics to be $2.5 billion and growing to $5.6 billion by 2019.

Complexities and Challenges of Molecular Profiling Today

Currently, molecular profiling is conducted using a variety of profiling techniques across multiple laboratory departments, and, in many situations, sent to distant labs. These techniques include immunohistochemistry, or IHC, fluorescent in situ hybridization, or FISH, polymerase chain reaction, or PCR, gene expression arrays, or GEA, and NGS. This distributed profiling approach has accelerated the use of molecular profiling and increased the need to make the process more accessible and routine. However, molecular profiling is also highly specialized because current technologies are complex, require multiple capital-intensive workflows, and are not economically scalable to the case volume of the local laboratory. The fragmentation of methods, sample logistics, and information flows has created significant challenges for labs, physicians, and patients, including:

Insufficient Sample Availability

The proliferation of new molecular profiles and technologies has led to the need for more biopsy material. However, the trend is toward less invasive procedures that produce smaller biopsies and as a result, in many situations there simply is not enough collected tissue to meet all the profiling requirements. For example, the standard method of collecting tumor samples for testing in oncology is via a surgical procedure where the tumor is resected or biopsied and then stabilized, or fixed, in a formaldehyde-based fixative known as formalin. From 24 to 72 hours after the tissue is harvested, it is permanently stabilized in a hard block of paraffin where it can be stored at room temperature for decades. This preservation technique was developed over 100 years ago, well in advance of the discovery of nucleic acids such as DNA and RNA. While techniques to recover nucleic acids from these FFPE tissue samples have been developed, formalin fixation presents several technical challenges in analyzing DNA and RNA sequences. Because of the convenience of this preservation method, though, FFPE samples are the starting material for almost all tumor-profiling testing in oncology today. Very thin slices of tissue from these FFPE blocks, typically five microns in thickness, are affixed to glass slides for testing.

Most commonly, a histological stain called an H&E, for the combination of hematoxylin and eosin that comprise it, is used to differentially mark cellular structures, making it simple for a pathologist to examine the patterns of the normal and diseased tissue under a microscope. IHC stains are also performed to aid diagnosis, prognosis or help guide therapy selection, with each IHC stain consuming two slides, one for the stain, and the other for a negative control. Historically, five to ten slides in total were consumed in the complete diagnostic workup for each tumor. With the advent of new molecular techniques there are additional demands for tissue, and the molecular tests on the market today require much more than a single slide. In many of these situations there simply is not enough collected tissue to meet all the profiling requirements. The growing number of specialized tumor-profiling tests, and their appetite for FFPE tissue, is in direct conflict with the trend towards smaller, less-invasive testing approaches.

Slow Turnaround Times

In many cases, turnaround times for comprehensive profiling are several weeks due to the logistical time to route samples to various laboratory departments and to distant specialized labs. A number of technologies for sample characterization have been introduced that determine the status of various molecular characteristics for a sample. These include RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression. For example, a single tumor specimen from a cancer patient is often profiled for multiple molecular characteristics where each characteristic is measured using a different platform. These platforms are utilized in separate laboratory departments with different technicians and clinicians, requiring that the sample and data be split into multiple workflows.

The time it takes to deliver the final report so that informed treatment decisions may be made is dependent on the turnaround time of the slowest test. A single laboratory with well-choreographed routing of tissues and information may be able to complete profiling within a week, but if part of the sample needs to be sent for additional profiling at a specialty lab, the total turnaround time may be lengthened by one or two weeks due to shipping, accessioning by the receiving laboratory, and integration of the testing results into the final report.

Implications of Workflow Inefficiencies on Data Quality and Integration

In addition to the challenges of splitting a single sample into multiple testing workflows, the individual workflow for molecular profiling of FFPE tissues is complicated. Many of the steps from sample to result require manual intervention by a molecular technician. While these technicians are trained to standard operating procedures and proficiency tested, the levels of proficiency and precision vary among technicians. Variability introduced by technicians performing manual steps can translate to variability of results, with a test sample frequently at risk of experiencing losses of fidelity through the series of separation and transformation steps.

Sample to RNA Seq profiling of FFPE tissues

Further, the increase in number of technologies for sample characterization and fragmentation of the testing workflows can also create challenges in putting all of the results together in a timely, complete profiling report. This level of data integration is critical for the treating physicians to assure they have the complete molecular assessment prior to the patient consult. Without a complete molecular assessment, there is limited ability to discuss the diagnosis, prognosis and treatment options. Overall, we believe the critical relationship between the local pathologist and treating physician has been fractured as many tests results are now sent directly to the treating physician from these specialized and centralized CLIA Labs. We believe the pathologist is critical to aggregating the diagnostic, prognostic and predictive information in a single patient molecular profile that can be utilized by the treating physician for therapeutic decisions.

Case Study of the Current Limitations in Molecular Profiling: Breast Cancer

In breast cancer, abnormal lesions identified in a routine screening mammogram are typically biopsied to obtain a piece of tissue for pathology workup. The primary method of obtaining a biopsy is using a minimally invasive core needle that provides a very small amount of tissue. The laboratory performs an H&E stain for pathology review where the abnormal lesion is determined to be benign or malignant. If malignant, the biopsy from the tumor is profiled using IHC (for genes ER, PR, HER2 and Ki-67) and potentially fluorescent in situ hybridization, or FISH (HER2). In many cases, this profiling on the initial diagnostic biopsy consumes most or all of the tissue. There are currently other molecular profiling tests, such as risk of recurrence, on the market that can only be accomplished after the surgical resection because the amount of tissue needed exceeds that which is available from the initial diagnostic biopsy. The potential problem for the patient and treating physician is that the initial treatment decision could be made based on an incomplete molecular profile.

Case Study of the Current Limitations in Molecular Profiling: NSCLC

The complexities and potential inefficiencies present in current molecular profiling techniques can be seen in non-small cell lung cancer, or NSCLC. Tumor samples are typically tested for protein expression, gene mutations, and gene rearrangements, with each of these tests performed on a different platform and separate workflow. It is common for each of these platforms to be in separate laboratory departments with different technicians and clinicians, requiring that the sample and data be split into multiple workflows. The results from the individual testing workflows are typically aggregated into a single report, signed off by the pathologist and transmitted to the oncologist. As outlined in the diagram below, the multiple steps involved in the process may substantially slow turnaround times and result in an incomplete molecular profile not suitable to inform clinical decision making.

Example of Typical NSCLC Testing Workflow

Our Solution

We have developed a novel technology platform that allows for precise, efficient molecular profiling of samples for clinical and research purposes. Our proprietary HTG Edge platform has the flexibility to work with many different biological sample types, is able to generate robust results from very small samples, and employs a simple, proprietary chemistry that obviates the need for many of the steps associated with traditional molecular profiling techniques. Our platform and chemistry enables the simultaneous detection and quantitation of thousands of molecular targets and profiling of multiple parameters such as RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression in a single testing workflow that can use NGS detection for quantitative measurement.

Our HTG Edge platform is comprised of instrumentation, software analytics and proprietary consumables designed exclusively for use with our platform. We manufacture the consumables utilized in our platform specifically for our platform and such consumables cannot be obtained from other sources. At the core of our solution is our proprietary chemistry called quantitative nuclease protection, or qNPA. Nuclease protection is an extremely efficient method for analyzing DNA and RNA as it eliminates the need for DNA or RNA extraction or reverse transcription. We have enhanced this method by combining it with our patented HTG Edge and HTG EdgeSeq chemistries. We designed and developed our HTG Edge automation platform to optimize the capabilities of our chemistry, provide fast turnaround time and enable ease of use to molecular labs. Our chemistry and automation platform are highly adaptable, so when molecular profiling needs change or emerge, we expect to be able to efficiently add new applications to address these needs.

As the following diagram shows, the HTG Edge processor, software and consumables now support two methods for quantifying results, the HTG Edge reader for lower multiplexed panels and the recently launched HTG EdgeSeq chemistry for quantitation of high-plexed panels for utilizing NGS.

Finally, the HTG Edge platform provides data in a simple easy to use format. The entire HTG Edge Platform workflow from sample preparation to a molecular profiling report can be accomplished in 24-36 hours.

We believe the majority of customers in our target markets would prefer to maintain control of their samples and perform the profiling internally but are challenged by limitations in available technologies. We believe we are well positioned to democratize molecular profiling with the following key benefits:

•	Optimize sample utilization. The HTG Edge system can analyze as many as 2,500 genes from extremely small sample volumes such as a single five micron section of tissue or 12.5 microliters of liquid biopsies. Our technology allows customers to do more with less, which meets the needs of clinical laboratories where today there is often not enough patient sample to do all the testing available. We believe providing customers the ability to work with extremely small sample volumes will be a significant driver of adoption of our platform.

•	Compatibility with multiple sample types. Our HTG Edge platform allows customers to profile and unlock genomic information from a wide variety of biological samples such as FFPE tissue, cells and blood. We have successfully demonstrated the ability to profile all of these sample types, as well as the detection of cell-free circulating nucleic acids from tumors, a rapidly developing area of investigation which is referred to as a liquid biopsy. We believe that the capabilities of our platform will allow us to efficiently expand applications, regardless of sample type.

•	Flexible and adaptable chemistry allows for use on multiple platforms. Our proprietary chemistry provides the ability to measure multiple molecular targets in all the necessary applications, RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression and offers the ability to quantify on the HTG Edge Reader as well as a variety of NGS platforms. This flexibility provides customers the ability to optimize their use of HTG Edge technology based on their specific throughput, workflow and application needs. Our proprietary chemistry is simple, with fewer steps than competing technologies. For example, compared to RT-qPCR, our chemistry does not require extraction or cDNA synthesis. Compared to RNA sequencing, our chemistry does not require extraction, cDNA synthesis, shearing, rRNA depletion, ligation, adenylation, or size selection. We believe that the elimination of these steps helps prevent amplification of biases, sample degradation and increased opportunities for technician error.

•	Robust data. Molecular profiling produces large amounts of information that is used to make important decisions, such as identifying potential drug targets or selecting a patient for a therapeutic treatment. This information is valuable only to the extent it accurately represents the true biology of the test sample and the same answer can be produced under many different conditions. Our HTG Edge and HTG EdgeSeq chemistries are highly specific and sensitive, meaning they can detect the right target even when very little is present in the sample. In addition, our chemistries produce the same results, with a correlation coefficient of .9847 (r=.9847), from samples fresh frozen from the source as from samples (e.g., FFPE) in which target degradation is a known problem. These features allow the information obtained to reflect the nature of the original sample irrespective of how the sample has been treated. In addition to fidelity, it is extremely important to be able to reproduce the data from the sample. Our platform produces consistent results on a replicate-to-replicate, day-to-day and instrument-to-instrument basis.

•	Automation provides superior workflow and ease of use. Our HTG Edge technology is designed with fewer workflow steps in part due to the elimination of the need for complex biochemical processes such as extraction, cDNA synthesis, labeling, selection, depletion and shearing. This enables customers to limit hands-on time and the need for specialized skills, resulting in turnaround times of approximately 24-36 hours. Additionally, our HTG EdgeSeq application now further integrates sample preparation for targeted sequencing and greatly simplifies the bioinformatics back-end, so customers looking to leverage their NGS instrument can seamlessly add this capability to their current workflows.

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Simplified bioinformatics. Our HTG Edge software provides data in a simple and easy to use format through a simple graphical user interface, or GUI, that is flexible enough for researchers yet structured enough for clinical laboratories. The software is modular so that new applications can be downloaded without any changes to hardware. For applications that pair our HTG Edge processor and reader, results are accessible in multiple formats through the GUI on the host computer. For HTG EdgeSeq applications, the HTG Edge parser software processes the data from the NGS platform. We believe the simplicity of our bioinformatics solution will help drive the adoption of our platform.

Current Commercial Panels Offered on the HTG Edge Platform

We currently market three proprietary molecular profiling panels targeting late stage drug development programs with potential breakthrough therapies, such as immuno-oncology. We market these panels to biopharmaceutical companies, with which we collaborate in biomarker development programs. We believe these programs could facilitate our commercialization of companion diagnostic tests. In addition, we have four panels focused in pre-clinical and clinical research areas, including our newly launched microRNA profiling panel which provides a highly differentiated solution in a growing market. Our currently marketed panels are:

•	HTG Edge Immuno-oncology Assay. One of the most promising areas of cancer therapy is immunotherapy or immuno-oncology, where new classes of oncology drugs are thought to enable or boost the host immune response towards tumors. Multiple drugs targeting the genes CTLA4, PD-1 and PDL-1 are moving into late-stage trials. Profiling samples for the genes targeted by these therapies may be predictive of drug response and aid in the stratification of patients into responsive and non-responsive groups. The HTG Edge Immuno-oncology assay measures the expression of 26 of these immuno-oncology-associated genes.

•	HTG Edge FGFR Expression Assay. Over-expression of the FGFR family of receptors has been shown to be a cancer-inducing event in many types of tumors. Identification of the four receptors has been challenging as FGFRs and their activating ligands have been difficult to measure by conventional methodologies. Due to the significant cross-reactivity seen with FGFR IHC antibodies, and non-correlation of proteins levels with DNA amplification, RNA-based molecular profiling is emerging as the preferred profiling technique. The HTG Edge FGFR expression assay has been utilized by multiple biopharmaceutical companies to profile samples from both preclinical and clinical studies.

•	HTG Edge DLBCL Cell of Origin Assay. DLBCL tumors are frequently classified into either the activated B-cell like, or ABC, or germinal center B-cell like, or GCB, sub-types by measuring the molecular profile of the tumor. These two subtypes display different clinical pathologies, as patients with the GCB subtype of DLBCL tend to respond differently than those of the ABC sub-type. With many of the large number of new DLBCL-targeting drugs appearing to have greater efficacy in one of the sub-types, a need for a reliable, FFPE-based cell of origin classification assay has emerged. The HTG Edge DLBCL cell of origin assay is our most frequently purchased panel and is being utilized in numerous late-stage drug programs.

•	HTG EdgeSeq microRNA Whole-transcriptome Assay. Human microRNAs are short non-coding strands of RNA that are used by the cell for gene regulation. The HTG EdgeSeq microRNA whole-transcriptome assay enables the simultaneous profiling of 2,255 microRNAs, allowing new, potentially clinically relevant miRNA profiles to be discovered. This is our first marketed product on the NGS-integrated HTG EdgeSeq chemistry. Our ability to profile small FFPE samples is a significant differentiator in the rapidly growing microRNA market.

•	HTG Edge Top Oncogene Assay. The HTG Edge top oncogene assay measures the gene expression of 31 commonly studied oncogenes, which are genes with the potential to cause cancer, in fresh or fixed breast, lung, ovarian, colorectal and prostate tumors. Profiling these genes can lead to a deeper insight into the specific mechanisms that are driving the malignancy of the tumor.

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HTG Edge DMPK Assays. Biopharmaceutical companies often perform DMPK profiling studies as part of the drug development process to adhere to regulatory guidance. A set of genes known as the cytochrome P450 family is known to predict both the toxicity and stability of drugs in the human body. The HTG Edge DMPK Core CYP assay enables DMPK scientists to measure six cytochrome P450 genes recommended for in vitro pharmacokinetic studies. We are also marketing an expanded 45-gene panel that measures the expression of additional transporter genes to allow for in-depth profiling of the drug candidate. The DMPK area is a high-volume profiling market segment and creates synergies with down-stream clinical drug development programs.

We utilize several alternative arrangements to sell our HTG Edge system and profiling panels. Our HTG Edge system can be purchased directly by our customers, who also then purchase profiling panels and other consumables from us on an as-needed basis. In some instances we provide our equipment free of charge on a limited basis to facilitate customer evaluation. We also install systems for our customers at no cost, in exchange for an agreement to purchase profiling panels and other consumables from us at a stated price over the term of the agreement.

Expanding Our Solution by Providing a Comprehensive Molecular Profile

Our objective is to establish the HTG Edge platform as a standard in molecular profiling, making this capability broadly accessible. We are leveraging our flexible and adaptable platform to develop comprehensive molecular profiling panels across an increasing set of molecular applications. We believe it is important to include applications that cover a broad set of genomic variation as well as expression-based clinical biomarkers in order to continually increase the value of the HTG Edge platform and provide a more complete profiling solution for our customers. The diagram below depicts our planned expansion of applications and profiling panels which are being adding in a phased approach.

Our current marketed products target mRNA and miRNA expression and we intend to develop additional panels for this category to address our customers’ needs. For example, we are developing an RNA expression oncology biomarker panel that measures expression of over 2,600 genes implicated in cancer. We worked with leading key opinion leaders to identify these genes, which we believe are a comprehensive list of genes targeting known signaling pathways and receptor gene families implicated in cancer such as the EGFR, HER2, HER3, HER4, PD-1 and FGFR genes. When paired with our existing miRNA WT assay these products provide customers with a more comprehensive solution for profiling their large sample archives including FFPE for novel expression signatures. Our 2,600 gene Oncology biomarker panel is currently in later stage development and planned for launch during the first quarter of 2015.

We are also working collaboratively with multiple biopharmaceutical companies to develop an expanded EdgeSeq based expression panel for DLBCL which will include their important drug linked gene targets. This panel’s purpose is to identify patients who are likely to respond to DLBCL therapeutics in multiple late-stage development programs. We plan to submit this panel for regulatory clearances in 2015 to market the product as an IVD in the United States and CE/IVD in Europe.

We are developing additional solutions to address the detection and measurement of gene rearrangements, also called gene fusions. A fusion gene is a hybrid gene formed from two previously separate genes. A well-established example is the EML4-ALK fusion gene found in a subset of malignant lung cancers. Our research team has demonstrated feasibility to simultaneously detect and measure key gene fusions in lung cancer such as ALK, ROS1, NTRK1 and RET from multiple small sample types including FFPE, cell lines and purified RNA. We plan to launch a portfolio of gene fusion products starting with a comprehensive fusion panel that will include all medically relevant fusions associated with lung cancer. Further planned molecular profiling products of this type include panels for all known fusions and rearrangements in solid and hematologic tumors.

We believe we have achieved proof of concept for each of these applications and profiling panels. However, we will need to develop, refine and implement new panel protocols and make changes or adjustments to our chemistry and software in order to optimize these planned applications and panels for use with our HTG Edge system. This will require substantial effort from our research scientists and the use of various laboratory equipment, supplies and materials, which combined represent the most significant costs that we expect to incur in connection with the development of these applications and profiling panels.

We believe the simultaneous measurement and analysis of mutations will have an increasingly important role in tumor profiling and the potential to lead to new molecular diagnostic predictive tests. Mutations in genes are either inherited or from damage that occurred during a person’s life and contribute to the growth and development of cancer. Our research team has demonstrated feasibility to measure several diagnostically accepted mutations such as EGFR and BRAF from cell lines and FFPE.

We also intend to develop products to measure protein expression. Protein biomarker panels are used in clinical diagnostic testing and frequently utilized by biopharmaceutical companies to profile new drug compounds. Our HTG Edge platform has demonstrated the ability to detect and measure protein expression in multiplexed panels. We believe the addition of protein expression on the HTG Edge platform will further differentiate our solution.

Opportunities for Comprehensive Molecular Profiling in Diagnostics

We are planning to develop a portfolio of molecular diagnostic products using our proprietary technology to provide a single, efficient testing platform for sample profiling that integrates seamlessly into a customer’s NGS testing workflow.

We are initially focused on areas where the diagnostic testing paradigm has significant inefficiencies. For example, many leading medical institutions are shifting from a single-drug / single-test approach to a broader tumor profiling strategy for their oncology practices. Rather than testing for single mutational analyses, such as KRAS for colorectal cancer, these institutions use their NGS platforms to assess the mutational status of 50 or more genes. In addition, the information a physician needs to make clinical decisions often comes from tests conducted using various testing modalities such as IHC, FISH and NGS. These complexities lead to a growing and unmet demand in clinical diagnostics for more comprehensive molecular profiles that can include RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression.

An example where we believe our HTG Edge platform can provide significant value to the current testing paradigm is in advanced non-small cell lung cancer, or NSCLC. Current NCCN Guidelines for pathologic workup in NSCLC recommends a molecular profile including NGS, FISH, and IHC studies. Completing this molecular profile using three separate testing workflows is challenging and often causes long turnaround times and can lead to an incomplete profile due to insufficient tissue. It is common in NSCLC that the only sample available for molecular profiling is the initial diagnostic biopsy, which is often a tissue-limited bronchoscopic or needle biopsy. To deliver a complete profile of relevant genomic variations and expression-based biomarkers for a physician to make an informed clinical decision, a minimum of 60 microns of tumor tissue, or 12 unstained FFPE slides, is required, which can be in excess of the initial biopsy sample.

We are currently developing a single testing workflow that provides, in parallel reactions, histological classification of the tumor, DNA mutation status of key genes previously shown to be associated with NSCLC, such as EGFR, KRAS, BRAF and HER2, and gene rearrangement status of key genes previously shown to be associated with NSCLC, such as ALK, ROS1, NTRK1 and RET from a single unstained slide, which we refer to as the HTG total lung solution. Our HTG total lung solution will incorporate our planned lung mutation panel and lung rearrangement and fusion panel.

We have demonstrated the ability to molecularly profile highly multiplexed panels of genes from a single five micron-thick FFPE section. We believe we are the only company that can decentralize more complete profiling of medically actionable information with a sample size this small on a routine basis. The opportunity for us to improve molecular diagnostic testing is represented in a comparative workup for NSCLC below:

In a market research study conducted on our behalf of 30 oncologists and CLIA laboratory medical directors, 77% reported they are likely or highly likely to adopt the HTG total lung solution. Among the factors respondents reported influencing their rating were improved turnaround time due to consolidation to a single testing workflow, reduced tissue requirements, and ease of use versus currently available technologies.

Another area we believe the HTG Edge platform can provide significant value to clinicians is in the diagnosis of hematolymphoid neoplasms such as leukemias, lymphomas, myelomas, and myelodysplastic syndromes. Across the spectrum of these diseases there is a large number of gene rearrangements, which physicians evaluate in a patient’s sample to make clinical decisions. For example, patients with acute myeloid leukemia or acute lymphoblastic leukemia often present with escalating, life-threatening symptoms, making a rapid diagnosis critical so the right treatment can be administered as early as possible. Depending on the suspected diagnosis, small subset panels of 1 to 10 gene rearrangements are typically tested by FISH as a critical element of a definitive diagnosis. The diagnosis of acute leukemias is complex and the initial FISH panel may be followed with an extended FISH panel in order to make a definitive diagnosis, resulting in a possible delay of diagnosis and treatment.

We are currently developing a highly multiplexed, NGS-based pan-heme rearrangement panel to assess most known gene rearrangements in hematoplymphoid neoplasms in a single test. By including these rearrangements in a single test we hope to eliminate the need to conduct initial FISH based tests and any subsequent extended FISH panels. We believe improved turnaround time coupled with our HTG EdgeSeq Parser software, which enables rapid assessment of results, would be key adoption drivers for our HTG Edge platform and this profiling panel. Additionally, we believe the changing dynamics of reimbursement are causing laboratories to consider molecular options to replace FISH-based testing and we believe this will create opportunities for us to promote adoption.

Our Technology

HTG Chemistry

Our core chemistry, known as qNPA, is a biochemical process capable of measuring messenger RNA, or mRNA, and microRNA gene expression levels from very small amounts of difficult to handle samples without the need for conducting RNA extraction, cDNA synthesis, RNA amplification or RNA-labeling steps. Our proprietary chemistry is well suited to measure RNA due to its simple, yet robust biochemistry designed to handle highly multiplexed assays. Two primary elements of our chemistry process are DNA to RNA hybridization and S1 nuclease digestion. Both of these elements have been widely researched for decades and are well understood.

HTG Edge Chemistry

DNA nuclease protection probes, 50 bases in length, are added to the sample and hybridized to targeted RNAs, which can be both soluble and cross-linked in the biological matrix. S1 nuclease is added to remove excess, unhybridized DNA probes and RNA; the only remaining DNA protection probes are those hybridized to targeted RNA. This produces a virtual 1:1 ratio of DNA protection probes to the RNA initially targeted in the sample. Alkaline hydrolysis of the RNA releases the protection probes from the DNA:RNA duplexes. The released DNA protection probes are ready for quantitation. One of 47 unique anchor spots arrayed on the bottom of each well captures a programming linker that in turn captures a DNA protection probe. A detection scaffold consisting of a detection linker and a biotinylated detection probe is captured when a protection probe is present. After treatment with an avidin-HRP enzyme and a chemiluminescent substrate, the well is imaged and quantitated in the HTG Edge Reader. The HTG Edge system host software reports data from the reader.

HTG EdgeSeq Chemistry

Functional DNA nuclease protection probes flanked by universal wing sequences are hybridized to targeted RNAs, which can be both soluble and cross-linked in the biological matrix. Universal DNA wingmen probes are hybridized to the wings to prevent S1 nuclease digestion. S1 nuclease is added to remove excess, unhybridized DNA probes and RNA; the only remaining fully intact, functional DNA protection probes are those hybridized to targeted RNA. This produces a virtual 1:1 ratio of DNA detection probes to the RNA initially targeted in the sample. Alkaline hydrolysis of the RNA releases the protection probes from the DNA:RNA duplexes. The released DNA protection probes are ready for quantitation. DNA protection probes are labeled with sequencing adaptors and tags in a thermocycler. The labeled DNA protection probes are concentrated, pooled, and ready for sequencing using standard NGS protocols. Data from the NGS instrument is processed and reported by the HTG EdgeSeq Parser software.

Key Advantages of HTG Chemistry

•	Multiplexing thousands of targets. Measuring multiple genes in a single reaction can be challenging with competitive technologies due to the complex interactions of the assay sub-components. Our proprietary chemistry allows for 47 independent genes to be profiled in a sample. While we are currently marketing a panel with our HTG EdgeSeq chemistry that profiles 2,255 genes in a sample, we believe we can develop applications using our chemistry for multiplexing more than 2,255 genes if there is a customer need. The high level of gene multiplexing allows for significantly lower amounts of tissue to be used per sample than in competitive low-plex profiling technologies.

•	No RNA extraction. Competitive technologies for assessing RNA require RNA that is isolated and purified from other components found in the sample. These time-consuming and bias-inducing steps damage the RNA by breaking it into smaller, more difficult to analyze pieces. In FFPE tissues, a fraction of the RNA is lost in the purification process because it cannot be separated from insoluble tissue components. This makes working with small FFPE tissues extremely challenging and can result in testing failures and loss of precious samples due to insufficient RNA recovery. These biases introduced by RNA extraction cannot be overcome and are magnified throughout the subsequent analysis. Our proprietary chemistry never requires RNA extraction, improves utilization of precious samples, improving workflow and reducing costs by eliminating the step most likely to cause bias in the data.

•	No cDNA synthesis. Many competitive technologies, most prominently qRT-PCR and RNA sequencing, require conversion of RNA into DNA for analysis. This process requires a viral enzyme to move along the extracted RNA to create a DNA copy of the molecule. When damaged and fragmented RNA is used, these small RNA strands become increasingly difficult to convert into DNA in an accurate and reproducible manner. Our proprietary chemistry does not require conversion of the RNA to DNA, removing a major source of bias experienced with competitive technologies.

•	Short protection probes. Many samples contain RNA degraded by various combinations of heat, age, poor processing, and fixation. In these samples, the RNA is damaged and fragmented into smaller strands. Utilizing short protection probes of 50 bases or less, our proprietary chemistry is more efficient than competitive technologies that require longer strands of RNA for quantitation.

•	Simplicity. Our proprietary chemistry is simple, with fewer steps than competing technologies. Compared to RT-qPCR, our chemistry does not require extraction or cDNA synthesis. Compared to RNA sequencing, our chemistry does not require extraction, cDNA synthesis, shearing, rRNA depletion, ligation, adenylation, or size selection. We believe that the accumulation of these steps required by other technologies results in amplification of biases, sample degradation and increased opportunities for technician error.

HTG Edge Platform

Our HTG Edge platform was developed under ISO 13485:2003 guidelines using our proprietary chemistry to simplify multiplexed nucleic acid testing in research and clinical laboratories. The entire HTG Edge workflow from sample preparation to a molecular profiling report can be accomplished in 24-36 hours. With the speed, flexibility, sensitivity, and accuracy of our HTG Edge platform, combined with the system’s ability to work effectively with small sample volumes, researchers can profile up to thousands of different genes per sample.

The HTG Edge platform consists of processor and reader instruments, a host computer, and software. The HTG Edge Processor is a fully automated instrument that prepares biological samples for quantitation using proprietary, electronically barcoded, single-use consumables. Both the processor and the reader have barcode scanners units to process the two-dimensional, or 2D, barcodes printed on the consumables loaded in each instrument. The barcoded consumables are single-use in order to reduce operator errors and provide chain of custody traceability for the samples. The robotic systems within each instrument are engineered for reliable performance and low maintenance. The walking path of each robot is programmed to minimize any chance of contamination of the reagents or samples.

Quantitation of results may be performed on either the proprietary HTG Edge Reader or an NGS platform. If the reader is utilized for quantitation, proprietary consumables are used in a chemiluminescent detection reaction, and the reader captures and processes these images in less than an hour to produce a quantitative result. The software reports the result on the host computer. One host computer supports up to five processors and one reader. This allows laboratories to easily expand their capacity by adding processors without purchasing an additional reader instrument.

HTG EdgeSeq applications combine the HTG Edge processor with an NGS platform to enable the quantitative analysis of thousands of targeted RNAs in a single assay. The sample is prepared for quantitation on the HTG Edge processor, then labeled with molecular sequencing adaptors and tags. The labeled samples are concentrated, pooled, and sequenced on an NGS platform using standard protocols. Data from the NGS instrument are processed and reported by the HTG EdgeSeq Parser software.

HTG Edge Platform Workflow

Our HTG Edge platform solution delivers complex molecular profiling information in a simple four step workflow. A technician spends minimal time preparing samples which are easily loaded into the HTG Edge processor. Once the sample is loaded, the processor performs our proprietary chemistry protocol with no technician intervention, which is commonly referred to as walk away automation. Once the sample is processed, a technician prepares the sample for quantitation on either the HTG Edge reader or an existing NGS instrument as our chemistry has been integrated with both NGS platforms and our HTG proprietary reader. This flexibility in quantifying molecular information provides customers the ability to optimize their use of the HTG Edge platform based on their specific throughput, workflow and application requirements. Having both quantitation options allows HTG to offer a broader set of molecular profiling panels and leverage the growing NGS installed base. In comparison to RNA sequencing, there are many fewer steps required for molecular profiling using HTG EdgeSeq applications as shown in the diagrams below.

HTG Edge Platform Performance

The HTG Edge platform enables our customers to quantitatively profile from one to thousands of genes in a single reaction using very small samples. Our chemistry works with many biological sample types including FFPE, frozen tissue, plasma, serum, whole blood preserved in PAXgene, and cultured cells. We plan to enable our customers to use a single profiling workflow for the analysis of multiple parameters such as RNA expression, RNA fusions and rearrangements, DNA mutations and protein expression. As part of our development process for new products we perform several analytical studies to demonstrate performance of the platform, and we believe that our approach to multi-parameter molecular profiling is highly repeatable and reproducible.

Quantitative expression results from very small samples

We believe obtaining molecular profiles from very small samples is of critical importance to researchers. We have demonstrated quantitative results from as low as 0.781 ng of input RNA. This is a fraction of the input RNA typically required for competitive technologies. In the study shown below, a 45-gene HTG EdgeSeq assay was used to measure the expression levels in a dilution series from 50 ng to 0.781 ng of universal RNA. Correlations between each dilution were measured by Pearson’s r and are displayed in each comparison field. A Pearson correlation between two perfectly identical molecular profiles will produce an r-value of 1.0. The r-values obtained in the study shown below, of greater than 0.98, indicate nearly identical molecular profiles were obtained. This demonstrates the capability of the HTG Edge platform to deliver equivalent molecular profiles over a wide range of sample inputs. The scale of the vertical and horizontal axes represent log2 transformed, non-normalized probe counts obtained from the experiment.

High fidelity between processing conditions

One of the greatest challenges faced in molecular profiling of formalin fixed samples is the poor fidelity routinely seen when comparing the results across various processing conditions. One example in particular is the fidelity seen between formalin fixed samples such as FFPE to non-fixed tissue. It has been repeatedly demonstrated that the fixation process can lead to different molecular profiles in otherwise identical samples. We believe researchers often obtain sub-optimal molecular profiling results solely due to the formalin fixation process.

The XY scatterplots below were generated using the HTG EdgeSeq microRNA whole transcriptome panel. The scatterplot on the left shows molecular profiles obtained from a cell line that had been either formalin-fixed or frozen prior to profiling. The scale of the vertical and horizontal axes represent log2 transformed, non-normalized probe counts obtained from the experiment. In contrast to reports in the literature, where a Pearson correlations r-value of 0.7 is considered excellent, the HTG EdgeSeq platform delivered a Pearson r-value of 0.98, indicating the formalin fixation process did not materially alter the molecular profile of the sample when our proprietary chemistry is used.

The scatterplot on the right shows molecular profiles obtained from ovarian cancer FFPE tissue that was either lysed using proprietary HTG lysis buffer or underwent RNA extraction. The correlation between these processing conditions was above 0.97, indicating that our proprietary chemistry is robust across these two processing conditions. We believe our platform enables researchers and clinicians to access their large collections of archived FFPE tissues to deliver reproducible, biologically relevant molecular profiles.

Compatibility with multiple sample types

Compatibility of our proprietary chemistry with ovarian FFPE, extracted RNA, and fresh or fixed cultured cells is shown above. Below are technical replicates of heart FFPE, plasma and whole blood preserved in PAXgene profile using the HTG EdgeSeq microRNA whole transcriptome panel. We believe our proprietary chemistry is robust across many biological sample types.

Detection of gene rearrangements and fusions

HTG EdgeSeq chemistry has demonstrated the ability to accurately detect gene rearrangements in patient-derived FFPE tissues. The example below demonstrates detection in a patient sample with a characterized gene fusion involving the KIF5B and RETS genes. Using multiple DNA protection probes, the HTG EdgeSeq platform can detect gene rearrangements and fusions. Rearrangements and fusions are detected in two ways. First is the direct measurement and detection of the unique RNA sequence created at the gene fusion site. This is indicated by the strong signal obtained from the KIF5B-RET v1 probe. The second approach involves calculating the ratio of signals obtained from probes targeting both the 5’ and 3’ end of the RET gene. Samples which do not contain a RET gene fusion will have similar RET 5’ and RET 3’ expression. In the sample above, however, which contains a RET gene fusion, we see significantly higher signal from the RET 3’ probe implying the two parts of the RET gene are no longer connected, indicating a gene rearrangement has occurred.

A cell line with a known ALK fusion and normal ROS1 was tested using the same 5’ and 3’ probe ratio methodology described for the RET fusion above. As expected with a fused ALK gene, the expression of the 3’ portion of the transcript is much higher than the 5’ portion, indicating a fusion event has occurred. An example of a known non-fusion gene, ROS1, is also shown in the example where the 5’ and 3’ ends of the ROS1 are expressed at a 1:1 ratio, indicating this gene is intact.

Discriminating between closely-related sequences

The specificity of our proprietary chemistry is demonstrated in the data chart below. Closely related synthetic miRNA pools supplied by Association of Biomolecular Resource Facilities were split between pools. All possible probes were used to profile individual pools. From 3-11% of NPA probes bound to off-target sequences with a 1-base difference (Figure 1A) while only 0.1-0.3% of NPA probes bound to off-target sequences with a 2-base difference (Figure 1B). In both examples, the on-target hybridization signal is at least 8X greater than off-target hybridization. Data was generated using the Illumina MiSeq v2 1x50 reagent kit. We believe that our proprietary chemistry is highly specific and will enable our customers to discriminate between closely related sequences.

Repeatability

An important consideration in adoption of a molecular profiling platform is the degree to which the same molecular profile can be obtained from a sample tested on multiple replicates and multiple occasions. Obtaining highly similar profiles indicates that the assay is stable, and that the data generated is reliable and repeatable. The XY scatterplots below shows the correlation between the same sample profiles on three separate technical replicates as well as three separate days using the HTG EdgeSeq microRNA whole transcriptome panel. The scale of the vertical and horizontal axes represent log2 transformed, non-normalized probe counts obtained from the experiment. Extremely similar results were obtained, as demonstrated by the Pearson r-values near 1.0. We believe the HTG Edge platform and chemistry enables our customers to produce stable and repeatable molecular profiles. The data were generated using a sample known to contain approximately 700 different microRNAs. As demonstrated by the measurement of 690 miRNAs in the sample, HTG EdgeSeq chemistry has the ability to reliably detect large numbers of genes in a complex background.

Reproducibility

Another important consideration in adoption of a molecular profiling platform is the degree to which the same molecular profile can be obtained from a sample tested on different instruments. Obtaining highly similar profiles indicates that the chemistry and instrument platform is stable, and that the data generated is reliable and reproducible. The XY scatterplots below shows the correlation between the same sample profiles on three separate instruments using the HTG Edge DMPK Core CYP panel. The gene expression of six different cytochrome p450 enzymes (CYP1A2, CYP2B6, CYP3A4, CYP2C8, CYP2C9 and CYP2C19) was measured. The scale of the vertical and horizontal axes represent log2 transformed, non-normalized probe counts obtained from the experiment. Extremely similar results were obtained, as demonstrated by the Pearson r-values near 1.0. We believe the HTG Edge platform and chemistry enables our customers to produce stable and reproducible molecular profiles.

Research and Development

We have committed, and expect to commit, significant resources to developing new technologies and products, improving product performance and reliability and reducing costs. We have assembled an experienced research and development team with the scientific, engineering, software and process talent that we believe is required to successfully grow our business. As of September 30, 2014, our research and development team was comprised of 17 employees across the disciplines of research and development scientist, platform development and bioinformatics.

We are currently focused on expansion of our profiling applications and test panel menu and system integration onto the HTG Edge platform including software updates. We incurred research and development expenses of $4.2 million and $3.9 million for the years ended December 31, 2013 and 2012, respectively. As of September 30, 2014 we have a Small Business Innovation Research grant from the National by the National Human Genome Research Institute within the National Institute of Health with $712,455 remaining that will assist in the funding our sequencing based application expansion for the remainder of 2014 and 2015.

We continuously seek to innovate and improve our technology to add valuable features for our customers and expand addressable market segments. Our technology advancement efforts are targeted at:

•	Expansion of new sequencing applications to detect and measure RNA based rearrangements, DNA mutations, protein immunoassays and circulating cell free DNA

•	Development of IVDs

•	Continued improvements to our workflow automation instrumentation

Our new products are developed under our ISO 13485 certified quality system and we expect to submit our first assay to FDA by the end of 2015. Our HTG Edge system is currently CE marked and we also expect to submit for CE/IVD status for the HTG Edge system by the end of 2015. We are dedicated to ongoing innovation to the HTG Edge platform technology and expanding our pipeline of product candidates. Our goal is for HTG Edge system to become a standard for rapid profiling of samples and critical clinical specimens such as tissue tumor biopsies.

Sales and Marketing

We distribute our instruments and consumables via direct sales in the U.S. and through distributors or sales agents in parts of Europe, India and other countries. As of September 30, 2014, our sales and marketing organization consisted of 20 employees including 10 in direct sales or sales management, four in sales support and six in marketing. In addition to our direct sales team in the U.S, we have a contracted sales team in Europe through an agreement with Novoptim and a distribution agreement for India with Innovative Life Discoveries Pvt. Ltd.

Our sales and marketing efforts are targeted at biopharmaceutical companies, clinical research centers and clinical diagnostic labs focused on sample profiling for translational research, biomarker/companion assay development and diagnostic testing. We intend to promote adoption of our HTG Edge system, sample profiling panels and future molecular diagnostic assays, upon marketing clearance or approval by FDA, by expanding our existing U.S. sales force, building a direct sales presence in Europe, expanding international distribution, and continuing to collaborate with key thought leaders to validate our platform and influence utilization of our products.

Manufacturing and Suppliers

We use third-party contract manufacturers to produce our HTG Edge instruments and raw materials for our consumables and we formulate, fill/seal and package the HTG Edge reagent kits at our Tucson, Arizona facility.

Instruments

We outsource manufacturing of our HTG Edge processor and HTG Edge reader to a third party manufacturer at a certified facility in Tampa, Florida. Our current supply arrangement commits our manufacturer to maintain a sufficient inventory of finished products, based on our forecast to meet our needs for a minimum of one month. We have qualified an alternative third-party manufacturer and we believe additional alternatives would be available if necessary.

Consumables

We manufacture our consumables in our Tucson, Arizona facility which has been certified to ISO 13485:2003 standards. We expect that our existing manufacturing capacity is sufficient to meet our needs at least through 2019. Should additional space become necessary, we believe that there will be space available near our existing facility that we believe we can secure; however, we cannot predict that this space will be available if and when it is needed. We rely on a limited number of suppliers for certain components and materials used in the manufacture of our consumables. While some of these components are sourced from a single supplier, we have qualified second sources for most of our critical reagents, including oligonucleotides, S1 nuclease and detection enzymes. We believe that having dual sources for our components helps reduce the risk of a production delay caused by a disruption in the supply of a critical component. We continue to pursue qualifying additional suppliers, but cannot predict how expensive, time-consuming or successful these efforts will be. If we were to lose one or more of our suppliers, it may take significant time and effort to qualify alternative suppliers.

Competition

We believe we are the only company with a deployable molecular technology platform that can profile samples such as cancer biopsies across thousands of molecular targets from a single five micron section of tissue. As an example Foundation Medicines FoundationOne test requires 40 microns of tissue to assure enough purified DNA to report a result.

We have categorized known competition into:

•	Other molecular platform offerings such as PCR-based technologies, microarrays and next generation sequencers from companies such as Roche Diagnostics, Inc. Qiagen N.V., Illumina, Inc., Affymetrix, Inc., NanoString Technologies, Inc., Abbott Laboratories, Exiqon A/S, Fluidigm Corporation, Luminex Corporation and Thermo Fisher Scientific, Inc.

•	Centralized CLIA labs offering molecular profiling and gene expression tests as laboratory-developed tests, or LDTs, such as Foundation Medicine, Inc. and Genomic Health, Inc.

•	NGS target enrichment technologies from companies such as Agilent Technologies, Inc. and RainDance Technologies, Inc.

•	Decentralized CLIA labs developing LDTs locally such as major cancer centers

We believe that the principal competitive factors in all of our target markets include:

•	cost of capital equipment;

•	cost of consumables and supplies;

•	reputation among customers;

•	innovation in product offerings;

•	flexibility and ease-of-use;

•	accuracy and reproducibility of results; and

•	compatibility with existing laboratory processes, tools and methods.

We believe that additional competitive factors specific to the diagnostics market include:

•	breadth of clinical decisions that can be influenced by information generated by tests;

•	volume, quality, and strength of clinical and analytical validation data;

•	availability of coverage and adequate reimbursement for testing services; and

•	economic benefit accrued to customers based on testing services enabled by product

We believe the automation level of the HTG Edge system coupled with its fast turnaround time, high multiplexing capability, lysis only / no extraction protocol and low sample requirement gives us numerous competitive advantages in our target markets.

While we believe that we compete favorably based on the factors described above, many of our competitors are either publicly traded, or are divisions of publicly-traded companies, and enjoy several competitive advantages over us, including:

•	Greater name and brand recognition, financial and human resources;

•	Broader product lines;

•	Larger sales forces and more established distributor networks;

•	Substantial intellectual property portfolios;

•	Larger and more established customer bases and relationships; and

•	Better established, larger scale and lower cost manufacturing capabilities.

Intellectual Property

Our success depends in part on our ability to develop and maintain intellectual property rights relating to key aspects of the technology employed in our HTG Edge platform and HTG EdgeSeq chemistry, maintain any strategic licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We rely upon certain patents, registered and common law trademarks, trade secrets, know-how, invention and patent assignment agreements and continuing technological innovation to develop and maintain our competitive position. We intend to aggressively protect, defend and extend the intellectual property rights in our technology.

Patents and Patent Applications

Our patent portfolio includes 12 patent families that, collectively, consist of eight issued U.S. patents, 23 granted foreign patents (in Australia, Canada, China, Japan, France, Germany, Italy, Spain, and United Kingdom), and 33 patent applications pending in the U.S. and foreign jurisdictions. This portfolio is directed to our nuclease-protection-based technologies as well as to lung cancer and melanoma biomarker panels discovered using our nuclease-protection-based technology, which will help us maintain an exclusive position in key areas of our business, including targeted nuclease-protection based sequencing, and, if we should so elect, may provide opportunities for out-licensing melanoma- or lung-cancer-related content. The recently issued U.S. patent directed to our novel HTG EdgeSeq methods will expire in April 2032. Worldwide, we have 26 patents in the two patent families directed to our HTG Edge plate-based methods; these patents will begin to expire at the end of December 2017 with the last ones expiring in June 2022.

Agreements with Third Parties

Asset Purchase Agreement with NuvoGen Research, LLC

We acquired some of our intellectual property, including one of our patent families, entitled “High Throughput Assay System” or similar, or Acquired Technology, from Neogen, LLC, now known as NuvoGen Research, LLC, or NuvoGen, pursuant to an Asset Purchase Agreement dated January 9, 2001, as amended in November 2003, September 2004, November 2012 and February 2014. The Acquired Technology generally relates to our array-based nuclease protection assays. Pursuant to the terms of the agreement, in exchange for the Acquired Technology, we initially paid NuvoGen 600,000 shares of our common stock, fixed payments of $740,000 over the first two years of the agreement and agreed to pay NuvoGen 6% our yearly revenue, which would be applied to any fixed payments, until the total aggregate cash compensation paid to NuvoGen under the agreement equals $15,000,000. Pursuant to the latest amendment to the agreement, from 2014 to 2017, we are only required to pay a yearly fixed fee, in quarterly installments, to NuvoGen in the range of $400,000 to $800,000, and may defer the accrued revenue-based payments. Beginning in 2018, we are obligated to pay the greater of $400,000 or 6% of sales until the obligation is repaid in full. We paid our fixed fees for 2015 and the first quarter of 2016 in advance, and our next payment is due in April 2016.

In a transaction related to the foregoing acquisition, NuvoGen also received a non-exclusive, royalty free license under the Acquired Technology pursuant to an agreement dated September 15, 2004. The license is limited to NuvoGen’s own internal service-oriented efforts and activities to accelerate the development of targeted drugs and other pharmaceutical compounds and agents as part of NuvoGen’s grant funded or other basic research and development of drugs intended for the treatment of cancer. Pursuant to the agreement, in the event that NuvoGen produces revenue through the sale of cancer drugs developed through use of the license for entities other than for-profit and other commercial drug-research and development service ventures, NuvoGen will pay us a royalty in the mid-single digit range percentage of such revenue for the quarter. This agreement may be terminated by either party in case of a breach by the other party, and we may terminate the agreement by giving written notice if NuvoGen files for bankruptcy or performs other similar actions.

License Agreement with Merck

In connection with the investment by Merck Capital Ventures LLC in the Company, we granted to Merck Sharpe & Dohme, or Merck, pursuant to an agreement dated February 15, 2011, a non-exclusive, worldwide, royalty-free, non-sublicenseable (except to Affiliates of Merck) license to certain of our quantitative nuclease protection, or qNPA, patent rights solely for Merck’s internal research and development purposes. We may terminate the agreement upon a breach of any material provision of the agreement by Merck, if Merck has not cured such breach within 60 days after receiving written notice from us.

Other Licensing Arrangements

We have entered into a number of in-license agreements, both exclusive and non-exclusive, that grant us rights in certain patented or patent-pending technologies or know-how, including particular methods of diagnosing, prognosing and/or predicting treatment outcomes for melanoma, breast cancer and/or COPD. We have exclusive or non-exclusive licenses to multiple U.S. and foreign patents and patent applications covering technologies which we intend to utilize in developing diagnostic tests for use on our HTG Edge system.

Sponsored Research Agreement with The University of Texas, M.D. Anderson Cancer Center

In April 2014, we entered into a sponsored research agreement with The University of Texas, M.D. Anderson Cancer Center, or MDACC. The agreement generally relates to (i) validation studies for our DLBCL cell of origin classifier, or Classifier Validation, and (ii) miRNA discovery studies in DLBCL samples, or miRNA Profiling. MDACC will provide us DLBCL samples for our Classifier Validation and we will profile DLBCL samples using our HTG EdgeSeq miRNA WTA product and provide the data to MDACC.

Under the agreement, MDACC receives $75,000, inclusive of overhead, the miRNA Profiling data, at our cost to produce such data, and rights to any intellectual property developed in the miRNA, subject to our exclusive option to license such intellectual property, in exchange for our use of DLBCL samples owned or controlled by MDACC in the Classifier Validation. Intellectual property developed in the Classifier Validation is owned in conformance with inventorship under U.S. patent law with any rights of MDACC subject to our exclusive option to license.

The term of the agreement is two years, subject to term extension by mutual agreement of the parties. The agreement may be terminated at the convenience of either party with 30 days prior written notice to the other party, for uncured default of a material obligation, or if a mutually agreeable successor to MDACC principal investigator cannot be found should such a successor ever be needed.

Loan and Security Agreement with Oxford Finance, LLC and Silicon Valley Bank

On August 22, 2014, we entered into a Loan and Security Agreement, or the loan agreement, with Oxford Finance LLC, or Oxford, as collateral agent, or in such capacity, Agent, and a lender and Silicon Valley Bank, as a lender, or SVB, and together with Oxford, the Lenders, providing for term loans in an aggregate principal amount of $16.0 million.

Borrowings under the Loan Agreement may consist of up to two separate term loans. We borrowed the initial term loan in the principal amount of $11.0 million, or the Term A Loan, on August 22, 2014. The Term A Loan bears interest at a fixed rate of 8.50% per annum. On or prior to June 30, 2016, we may borrow one additional term loan, or the Term B Loan, and together with the Term A Loan, the Term Loans, for up to $5.0 million, subject to the satisfaction of certain borrowing conditions, including either (i) our achievement of trailing six-month revenues of at least $10.0 million or (ii) the receipt by us of unrestricted net cash proceeds of not less than $30.0 million from our initial underwritten public offering and sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Term B Loan will bear interest at a fixed rate per annum of the greater of (i) 8.50% or (ii) the sum of (a) the prime rate reported in The Wall Street Journal three business days prior to the funding date of the Term B Loan, plus (b) 5.25%.

We received the proceeds, net of a $320,000 original issue discount, and will be required to pay a final payment of 3.75% of the total amount borrowed. If the Term B Loans are not funded prior to September 1, 2015, we are obligated only to make monthly interest payments on the outstanding principal balance on the Term A Loan followed by 36 months of equal principal and interest payments. If the Term B Loan is not funded prior to September 1, 2015, we will commence paying interest and principal on the Term B Loan on the first payment date following the funding date of the Term B Loan. If we borrow the Term B Loan prior to September 1, 2015, we may continue to make interest only payments on the Term A Loan through March 1, 2016 followed by 30 months of equal principal and interest payments with respect to the Term A Loan. If we borrow the Term B Loan prior to September 1, 2015, we are obligated only to make monthly interest payments on the outstanding balance on the Term B Loan through March 1, 2016, followed by 30 months of equal principal and interest payments. The Term Loans mature on September 1, 2018. We may prepay all, but not less than all, of the loaned amount plus accrued and unpaid interest thereon through the prepayment date with 15 days’ advance notice to Oxford. We will be obligated to pay a prepayment fee equal to (i) 3% of the principal amount prepaid if the loan is prepaid on or before the first anniversary of the funding date, (ii) 2% of the principal amount repaid if the loan is prepaid after the first anniversary but on or prior to the second anniversary of the funding date and (iii) 1% of the principal amount repaid if the loan is repaid after the second anniversary of the funding date and prior to maturity. We are not entitled to reborrow any amounts of principal once such principal has been repaid.

While any amounts are outstanding under the credit facility, we are subject to a number of affirmative and restrictive covenants, including covenants regarding delivery of financial statements, maintenance of inventory, payment of taxes, maintenance of insurance, dispositions of property, business combinations or acquisitions, incurrence of additional indebtedness and transactions with affiliates, among other customary covenants. We are also restricted from paying cash dividends or making other distributions or payments on our capital stock except for repurchases of stock pursuant to employee stock purchase plans, employee restricted stock agreements, stockholder rights plans, director or consultant stock option plans, or similar plans, provided such repurchases do not exceed $100,000 in the aggregate per fiscal year.

We granted the Agent a security interest in our personal property to secure our obligations under the loan agreement. The security interest does not extend to patents, trademarks and other intellectual property rights (except for rights to payment related to the sale, licensing or disposition of such intellectual property rights) or certain other specified property.

Upon the occurrence of certain events, including but not limited to the failure by us to satisfy our payment obligations under the loan agreement, the breach of certain of our other covenants under the loan agreement, and the occurrence of a material adverse change, the Agent will have the right, among other remedies, to declare all principal and interest immediately due and payable, and will have the right to receive the final payment fee and, if the payment of principal and interest is due prior to maturity, a prepayment fee. The Agent also will have the right, among other remedies, to foreclose upon and/or sell or otherwise liquidate our personal property upon the occurrence of certain events.

As further consideration for access to the loan, we granted each of the Lenders warrants to purchase 1,256,281 shares of the Company’s Series E Preferred Stock at an exercise price of $0.2189 per share, or the Warrants. The Warrants are exercisable until August 22, 2024.

Development and Component Supply Agreement with Illumina, Inc.

In October 2014, we entered into a development and component supply agreement with Illumina for the development and worldwide commercialization by us of up to two complete diagnostic gene expression profiling tests for use with Illumina’s diagnostic instruments, using components supplied by Illumina. We refer to these diagnostic gene expression profiling tests as IVD test kits. The IVD test kits may be used in two discrete testing fields chosen by us, one or both of which may relate to oncology for breast, lung, lymphoma or melanoma tumors, and up to one of which may relate to transplant, chronic obstructive pulmonary disease, or immunology/autoimmunity. If we elect to select two testing fields, we must provide notice to Illumina of our first selection within 180 days following the date of the agreement, and we must provide notice to Illumina of our second selected field, or our only selected field if we elect to select only one field, within 24 months following the date of the agreement.

Following our selection of the testing field for each IVD test kit, we and Illumina have agreed to negotiate a development plan for the development and regulatory approval of the applicable IVD test kit, under which development and regulatory support will be provided by Illumina. Upon mutual agreement of the first development plan, we will pay Illumina a fixed fee in the six-figure dollar range. We are also required to pay Illumina up to $1.0 million in the aggregate upon achievement of specified regulatory milestones relating to the IVD test kits. In addition, we have agreed to pay Illumina a single digit percentage royalty on net sales of any IVD test kits that we commercialize pursuant to the agreement.

Pursuant to the agreement, we have agreed to obtain our requirements for certain components to be used in the development and/or commercialization of IVD test kits from Illumina. We and Illumina have also agreed to negotiate in good faith to enter into a supplemental supply agreement for the continued purchase and supply of the foregoing components.

Absent earlier termination, the agreement will expire in October 2019 or on the date which the last to expire development plan under the agreement is completed, whichever is earlier. We may terminate the agreement at any time upon 90 days’ written notice and may terminate any development plan under the agreement upon 30 days’ prior written notice. Illumina may terminate the agreement upon 30 days’ prior written notice if we undergo certain changes of control or immediately if we fail to select a testing field for an IVD test kit within 24 months following the date of the agreement. Either party may terminate the agreement upon the other party’s material breach of the agreement that remains uncured for 30 days, or upon the other party’s bankruptcy.

Trade Secrets

We also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. We cannot provide any assurance, however, that we have entered into such agreements with all relevant parties, or that these parties will abide by the terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy or commercially exploit aspects of our technology or obtain and use information that we regard as proprietary.

For additional information relating to the risks associated with our intellectual property position see “Risk Factors – Risks Related to our Intellectual Property.”

Third-Party Coverage and Reimbursement

Clinical laboratories will acquire our instrumentation through a capital purchase, capital lease or reagent purchasing agreement. These laboratories will offer their customers a menu of testing services using our IVD test kits or their LDTs, which they may develop using components they purchase from us, or a combination of both. Our customers will generate revenue for these testing services by collecting payments from third-party payors, including public and private payors, as well as patient co-payments.

United States

In the United States, our customers will utilize the existing reimbursement framework for testing services:

Tier 1 and Tier 2 Molecular Pathology Procedures

Prior to January 1, 2013, molecular pathology procedures were reimbursed using the 83890-83912 code series, commonly known as “stacking codes”, which were based on the various technical steps performed to produce a test result. The American Medical Association (AMA) created the Tier 1 codes (81200-81383) and Tier 2 codes (81400-81408) to specifically identify the test being performed and as a replacement to stacking codes. The stacking codes were deleted from the clinical laboratory fee schedule used by the Centers for Medicare and Medicaid Services for payment determination in 2013. Private payors, for the most part, have transitioned away from the stacking codes to the Tier 1 and CMS Tier 2 codes. Single analyte tests for mutations and gene rearrangements are described by these Tier 1 and Tier 2 codes; specific examples include 81235 for epidermal growth factor receptor, or EGFR, mutation analysis and 81401 for EML4/ALK rearrangement analysis. Single analyte tests not specifically called out in Tier 1 or Tier 2 codes can be submitted for reimbursement consideration using the miscellaneous code 81479.

Genomic Sequencing Procedures.

The AMA created codes for Genomic Sequencing Procedures (GSPs) and other Molecular Multianalyte Assays as part of its calendar year 2015 update to the clinical laboratory fee schedule. These new codes will be used by our customers to seek reimbursement for multi-analyte test offerings:

•	Gene expression classifiers for hematolymphoid neoplasms, such as the determination of activated B-cell like (ABC) or germinal center B-cell like (GCB) subtypes of diffuse large B-Cell lymphomas

•	Gene rearrangements in solid tumors and hematolymphoid neoplasms

•	Copy number variations in solid tumors and hematolymphoid neoplasms

•	Mutations in solid tumors and hematolymphoid neoplasms

Our customers will seek payment for Tier 1 and Tier 2 Molecular Pathology Procedures and GSPs from public and private payors. Claims for Medicare coverage are processed by private Medicare Administrative Contractors, or MACs, such as Novitas and Cahaba, and coverage for specific test codes are specified in Local Coverage Determinations, or LCDs, issued by individual MACs or National Coverage Determinations, or NCDs, which apply to all MACs. Private payors issue their own coverage determinations that are largely reflective of the CMS LCDs and NCDs. HTG closely monitors trends in coverage through interactions with customers, industry associations such as the College of American Pathologists (CAP) and the Association for Molecular Pathology, or AMP, and industry consultants; these trends are key considerations in our product development plans.

Our customers will use our products to offer testing services that provide an analysis of 5-50 genes as well as 51 or more genes. Coverage and payment rates for GSPs covering these testing services have not yet been determined. AMP and CAP recommended that payment rates be cross-walked to existing codes on the clinical laboratory fee schedule. For GSPs analyzing 5-50 genes, the recommended Medicare National Limit Amount is

$2,992.38, and for 51 or more genes $4,588.31. In October 2014, CMS released its preliminary determinations regarding the method for determining 2015 payment rates for new codes under the clinical laboratory fee schedule. CMS recommended that payment rates for GSPs be determined through a process known as gapfill rather than by crosswalking to allow CMS and its contractors to gather information about the manner in which the tests are performed and the resources necessary to provide them, so that ultimately CMS can set an appropriate payment rate for these tests. In the gapfill process, the local MACs determine the appropriate fee schedule amounts in the first year, and CMS calculates a national payment rate based on the median of these local fee schedule amounts in the second year. Payment rate determinations by the MACs for GSPs are expected to be announced in 2015.

We believe that establishment of the aforementioned reimbursement codes specific to genomic sequencing procedures such as our clinical diagnostic tests currently in development is an important factor in expanding access to our products, if approved. In addition, coverage and reimbursement of our clinical diagnostic tests by government and private payors is essential to our commercial success. Accordingly, our strategy includes efforts to encourage third-party payors to establish coverage, coding and payment that will facilitate access to our tests as we seek FDA approval for these tests and expand our commercialization efforts in the United States. Our success in these efforts depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for tests using our technology. Failure by our customers who use our tests to obtain sufficient coverage and reimbursement from healthcare payors or adverse changes in government and private third-party payors’ policies would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments made under the Clinical Laboratory Fee Schedule, or CLFS, with amounts assigned to the procedure billing codes used to report the specific laboratory services. The CLFS sets the maximum amount payable under Medicare for each billing code. Payment under the CLFS has been limited from year-to-year by Congressional action such as imposition of national limitation amounts and freezes on the otherwise applicable annual consumer price index updates. In addition, the ACA provides that payments under the CLFS are to receive a negative 1.75% annual adjustment through 2015 and a productivity adjustment to the CLFS, further reducing payment rates. In February 2012, the Middle Class Tax Relief and Job Creation Act of 2012 was signed into law which, in part, reduced the potential future cost-based increases to the CLFS by 2%. The payment amounts under the CLFS are important not only for Medicare reimbursement, but also because other third-party payors are often guided by the Medicare CLFS in establishing reimbursement rates. For example, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limit for clinical laboratory services furnished to Medicaid recipients. As a result, in light of the anticipated reduction in the CLFS payment amounts, certain third party payors may also reduce reimbursement amounts.

Beginning January 1, 2016, there will also be major changes to the payment formula under the CLFS. Under the Protecting Access to Medicare Act of 2014, which was signed to law in April 2014, clinical laboratories must report laboratory test payment data for each Medicare-covered clinical diagnostic lab test that it furnishes during a time period to be defined by future regulations. The reported data must include the payment rate (reflecting all discounts, rebates, coupons and other price concessions) and the volume of each test that was paid by each private payor (including health insurance issuers, group health plans, Medicare Advantage plans and Medicaid managed care organizations). Beginning in 2017, the Medicare payment rate for each clinical diagnostic lab test will be equal to the weighted median amount for the test from the most recent data collection period. The payment rate will apply to laboratory tests furnished by a hospital laboratory if the test is separately paid under the hospital outpatient prospective payment system.

Outside the United States

Our target markets outside of the United States are Europe and Asia/Pacific.

In Europe, coverage for molecular diagnostic testing is varied. Countries with statutory health insurance (e.g. Germany, France, The Netherlands) tend to be more progressive in technology adoption with favorable reimbursement for molecular diagnostic testing. In countries such as the United Kingdom with tax-based insurance, adoption and reimbursement for molecular diagnostic testing is not uniform and is influenced by local budgets.

In Asia/Pacific, our commercial strategy is to opportunistically partner with distributors in countries with sufficient demand for our products to justify the investment by both parties. Currently we have a distribution agreement with iLife Discoveries in India, where the vast majority of molecular diagnostic testing is paid for out-of-pocket by the patient.

Our diagnostic product menu plans for Europe and Asia/Pacific consist primarily of NGS-based test kits that will satisfy existing or emerging testing demand, and we will be competing on the basis of testing efficiency, quality and price.

Government Regulation – Medical Device Regulations

United States

Our products and operations are subject to extensive and rigorous regulation by the United States Food and Drug Administration and other federal, state, local and foreign authorities. Currently we are limited to marketing our products for research use only, which means that we cannot make any diagnostic or clinical claims. However, we intend to seek regulatory clearances or approvals in the United States and other jurisdictions to market certain assays for diagnostic purposes. The clinical diagnostics under development by HTG are classified as “medical devices” under the United States Food, Drug and Cosmetic Act, or the FDCA. The FDA regulates, among other things, the research, development, testing, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices in the United States to assure the safety and effectiveness of such products for their intended use.

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

Under the FDCA, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and postmarket surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

•	another commercially available, similar device that was cleared through the 510(k) process.

To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) notice is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite PMA application(s). In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.

The PMA Approval Process

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use.

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. Prior to approval of a PMA, the FDA may conduct a bioresearch monitoring inspection of the clinical trial data and clinical trial sites, and a QSR inspection of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements may be required for modification to the manufacturing process, labeling, device specifications, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, the FDA may also require some form of postmarket studies or postmarket surveillance, whereby the applicant follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. FDA may also require postmarket surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Post-Approval Requirements

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include, but are not limited to:

•	the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

•	the QSR, which requires manufacturers, including third party manufacturers, to follow elaborate design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations and unique device identification requirements;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

•	PMA annual reporting requirements;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	the Medical Device Reporting, or MDR, regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur;

•	medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	postapproval study and postmarket surveillance requirements.

Our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

Research Use Only

A research use only, or RUO, product is one that is not intended for use in a clinical investigation or for clinical diagnostic use outside an investigation and must be labeled “For Research Use Only. Not for use in diagnostic procedures.” Products that are intended for research use only and are properly labeled as RUO are exempt from compliance with the FDA requirements discussed above, including the approval or clearance and QSR requirements. A product labeled RUO but intended to be used diagnostically may be viewed by the FDA as adulterated and misbranded under the FDC Act and is subject to FDA enforcement activities. The FDA may consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed, when determining its intended use.

European Union

The European Union (EU) also has adopted requirements that affect our products. These requirements include establishing standards that address creating a certified quality system as well as a number of directives that address specific product areas. The most significant of these directives is the In Vitro Diagnostic Medical Device Directive (“IVDD”), which includes:

•	Essential Requirements. The IVDD specifies “essential requirements” that all medical devices must meet. The requirements are similar to those adopted by the FDA relating to quality systems and product labeling.

•	Conformity Assessment. Unlike United States regulations, which require virtually all devices to undergo some level of premarket review by the FDA, the IVDD currently allows manufacturers to bring many devices to market using a process in which the manufacturer certifies that the device conforms to the essential requirements for that device. A small number of products must go through a more formal pre-market review process. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be marketed throughout the EU and European Economic Area.

•	Vigilance. The IVDD also specifies requirements for post market reporting similar to those adopted by the FDA.

Other International

A number of other countries, including Australia, Canada, China and Japan, have adopted or are in the process of adopting standards for medical devices sold in those countries. Many of these standards are loosely patterned after those adopted by the European Union, but with elements unique to each country. Although there is a trend towards harmonization of quality system standards, regulations in each country may vary substantially, which can affect timelines of introduction. We routinely monitor these developments and address compliance with the various country requirements as new standards are adopted.

Government Regulation – Fraud and Abuse and Other Healthcare Regulation

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws. Penalties for violations of these healthcare laws include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, or for the purchasing, leasing, ordering, or arranging for or recommending, any good, facility, service or item for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term “remuneration” expressly includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value.

There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the intent standard under the federal Anti-Kickback Statute was amended under the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act which is discussed below.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. Suits filed under the federal civil False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers”, may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a case brought under the federal civil False Claim Act. If an entity is determined to have violated the federal civil False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Many comparable state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government.

Federal Physician Self-Referral Prohibition

We are also subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral. Many states have their own self-referral laws as well, which in some cases apply to all third-party payors, not just Medicare and Medicaid.

Federal Civil Monetary Penalties Statute

The federal Civil Monetary Penalties Statute, among other things, imposes fines against any person or entity who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act, or HIPAA, created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information. Among other things, HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Federal Physician Payments Sunshine Act

The federal Physician Payment Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to CMS, information related to “payments or other transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for “knowing failures.” Applicable manufacturers were required to begin collecting data on August 1, 2013 and submit reports on aggregate payment data to the government for the first reporting period (August 1, 2013 through December 31, 2013) by March 31, 2014, and were required to report detailed payment data for the first reporting period and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, applicable manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS released the data on a public website on September 30, 2014.

State Law Equivalents

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with health care professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to healthcare professionals and entities. Some states mandate implementation of compliance programs to ensure compliance with these laws. We also are subject to foreign fraud and abuse laws, which vary by country.

Healthcare Reform

In March 2010, President Obama enacted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The ACA will impact existing government healthcare programs and will result in the development of new programs. The ACA’s provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the U.S., with limited exceptions, effective January 1, 2013.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Employees

As of September 30, 2014, we had 64 employees, of which eight are employed in administration, 10 in manufacturing and operations, 17 in research and development, three in regulatory and quality affairs, and 26 in sales and marketing. We believe that our success will depend, in part, on our ability to attract and retain qualified personnel. We have never experienced a work stoppage due to labor difficulties and believe that our relations with our employees are good. None of our employees are represented by labor unions.

Facilities

Our 30,100 square foot corporate facilities are located in Tucson, Arizona. We occupy these facilities pursuant to two separate non-cancellable leases. The first lease for 12,600 square feet of space expires on December 15, 2015. The second lease for 17,500 square feet of space expires on November 30, 2015. Both leases contain a five-year renewal option. We believe that our existing facilities are adequate for our current and projected needs for the foreseeable future.

Environmental Matters

Our operations require the use of hazardous materials (including biological materials) which subject us to a variety of federal, state and local environmental and safety laws and regulations. Some of the regulations under the current regulatory structure provide for strict liability, holding a party potentially liable without regard to fault or negligence. We could be held liable for damages and fines as a result of our, or others’, business operations should contamination of the environment or individual exposure to hazardous substances occur. We cannot predict how changes in laws or development of new regulations will affect our business operations or the cost of compliance.

Legal Proceedings

Our industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, we may be subject to various legal proceedings from time to time. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position(s)
Executive Officers
Timothy B. Johnson	53	President and Chief Executive Officer and Director
John L. Lubniewski	51	Chief Business Officer
Patrick C. Roche, Ph.D.	61	Senior Vice President for Research and Development
Shaun D. McMeans	53	Vice President of Finance & Administration and Chief Financial Officer
Debra A. Gordon, Ph.D., J.D.	55	Vice President and Chief Legal Counsel

Non-Employee Directors
Peter T. Bisgaard(2)(3)	41	Director
Harry A. George(1)	66	Director
Simeon J. George, M.D.(4)	37	Director
Mary Hoult(1)	49	Director
Lawrence D. Senour(4)	50	Director
Lewis J. Shuster(1)	59	Director
James R. Weersing	75	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Dr. George and Mr. Senour will each resign from our board of directors contingent and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Timothy (TJ) B. Johnson. Mr. Johnson has served as our President and Chief Executive Officer and as a member of our board of directors since January 2008. Mr. Johnson joined us from LVC Consulting, a consulting company, where he was a partner from April 2007 to January 2008. Prior to April 2007, Mr. Johnson spent five years in leadership roles at Ventana Medical Systems, Inc. or Ventana, a medical diagnostics company, prior to its acquisition by Roche Holdings, Inc., or Roche. At Ventana, Mr. Johnson held the positions of Senior Vice President, Global Business Services, Senior Vice President, Corporate Development and Operations, and Vice President/General Manager, Operations and Lean Systems. In these roles, Mr. Johnson’s responsibilities included product technical support, worldwide marketing, corporate development, strategic planning and manufacturing. Prior to working at Ventana, Mr. Johnson had an 12 year career at Hillenbrand Industries, Inc., a global diversified industrial company, where he held several leadership roles in the corporate offices and in the Hill-Rom Division, including Vice President, Global Marketing, Vice President/General Manager, Hill-Rom AirShields, Vice President, Operations, and Vice President, Continuous Improvement and Strategic Planning. Mr. Johnson spent part of his early career at PricewaterhouseCoopers LLP, a public accounting firm. Mr. Johnson previously served on the board of directors of Kalypto Medical, Inc. and was the Industry co-chair for the Biosciences Leadership Council of Southern Arizona. He earned a B.S. in Business from Indiana University. Our board of directors believes that Mr. Johnson’s extensive executive background in general management, strategic planning and managing operations of a diagnostic company and service as our President and Chief Executive Officer qualify him to serve on our board of directors.

John L. Lubniewski. Mr. Lubniewski has served as our Chief Business Officer since April 2011. Mr. Lubniewski joined us from Ventana, a medical diagnostics company and member of the Roche Group and global headquarters of Roche Tissue Diagnostics, or RTD, where he served in leadership roles for nine years both before and after the acquisition of Ventana by Roche in March 2008. From August 2010 to April 2011,

Mr. Lubniewski was Senior Vice President and Lifecycle Leader, Advanced Staining Platforms at Ventana. From January 2008 to August 2010, Mr. Lubniewski served as Senior Vice President and Lifecycle Leader, Clinical Assays at RTD, with responsibility for three lifecycle teams, technical marketing and medical marketing and global accountability for all RTD clinical assay products. Prior to the Roche acquisition of Ventana, Mr. Lubniewski served at Ventana as Senior Vice President, Advanced Staining Business Unit, Vice President Worldwide Marketing and Translational Diagnostic Business Unit, and General Manager, Research Products. In these roles, Mr. Lubniewski was responsible for a variety of assay and platform development and commercialization efforts. Prior to Ventana, Mr. Lubniewski worked for over ten years at Corning, Inc., a manufacturing company, in a variety of divisional, sector and corporate sales and marketing roles. Mr. Lubniewski earned a B.S. in Chemical Engineering from Clarkson University.

Shaun D. McMeans. Mr. McMeans has served as our Vice President of Finance & Administration and Chief Financial Officer since February 2012. Prior to joining us, Mr. McMeans was Vice President – Finance of Securaplane Technologies, Inc., a product supply company and division of Meggitt PLC, an aerospace, defense and energy conglomerate, from May 2011 to February 2012. Mr. McMeans was a financial consultant from February 2008 to April 2011, working both in an individual capacity and as a partner for Tatum LLC, a consulting company. Prior to February 2008, Mr. McMeans was Chief Financial Officer for The Long Companies, a full service residential and commercial real estate division of Berkshire Hathaway, Inc. Mr. McMeans also worked for over five years at LXU Healthcare, Inc., a manufacturer and distributor of specialty surgical equipment, as Controller and then Chief Financial and Operating Officer. In his early career, Mr. McMeans worked in roles of increasing responsibility, including Director of Finance, for Burnham Holdings, Inc., formerly Burnham Corporation, a manufacturer and distributor of residential and commercial hydronic heating equipment. Mr. McMeans received his B.S. in Accounting from The Pennsylvania State University.

Patrick (Pat) C. Roche, Ph.D. Dr. Roche has served as our Senior Vice President for Research and Product Development since April 2014. Dr. Roche joined us from Ventana, a medical diagnostics company and member of the Roche Group and global headquarters of RTD, where he worked for 12 years and held a number of positions of increasing responsibility, including Vice President, Head Biomarker Strategy, Translational Diagnostics, from August 2009 to April 2014, and Vice President, Assay Development and Clinical Studies, from March 2007 to July 2009. In these roles, Dr. Roche was responsible for interfacing with pharmaceutical partners in their development of targeted cancer therapeutics and facilitating the transition of biomarkers into companion diagnostics and for leading reagent product development and launching over 30 in vitro diagnostic products, including the FDA-approved c-kit and HER2 tests. Prior to working at Ventana, Dr. Roche was at the Mayo Clinic Rochester, a medical research group, where he served as Director of the Immunohistochemistry Laboratory and as Associate Professor of Laboratory Medicine and Pathology. Dr. Roche has co-authored more than 125 peer-reviewed publications and is an inventor on a number of patent filings and two issued U.S. patents. Dr. Roche received a B.S. in Biological Sciences from the University of Southern California, and a Ph.D. in Experimental Pathology from the University of Southern California, School of Medicine.

Debra (Deb) A. Gordon, Ph.D., J.D. Dr. Gordon has served as our Vice President and Chief Legal Counsel since June 2011. Prior to joining us, Dr. Gordon was General Counsel and Head, Patent Legal at Ventana, a medical diagnostics company and a member of the Roche Group and the global headquarters for RTD, from October 2008 to June 2011. Dr. Gordon was promoted to leadership of the Ventana legal function after serving at Ventana from February 2007 as a patent attorney supporting the assay development functions. For nearly ten years preceding Dr. Gordon’s in-house legal experiences, Dr. Gordon practiced as a business transactional attorney at the law firms Lewis and Roca LLP (now, Lewis Roca Rothgerber LLP) and Perkins Coie LLP, and as an intellectual property attorney at the law firm Klarquist Sparkman LLP. Prior to law school, Dr. Gordon completed post-doctoral fellowships at Brandeis University and the University of Arizona. Dr. Gordon is an author on 13 peer-reviewed scientific publications and an inventor on two patent filings and one issued U.S. patent. Dr. Gordon received a B.S. in Biology and Chemistry and a M.S. in Chemistry from Western Washington University, a Ph.D. in Physiology from the University of Arizona, College of Medicine, and a J.D. with honors from the University of Arizona, James E. Rogers College of Law.

Non-Employee Directors

Peter T. Bisgaard. Mr. Bisgaard has served on our board of directors since March 2011, and as the chairman of our board of directors since September 2013. Mr. Bisgaard is currently employed as a Partner with Novo Ventures (US) Inc., a company that provides consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. Mr. Bisgaard joined Novo Ventures (US) Inc. in 2009. From 2001 to 2009, Mr. Bisgaard was employed as a Partner with Novo A/S. From 1998 to 2001, Mr. Bisgaard was employed with McKinsey & Co., a management consulting firm, where he focused on strategy development, mergers, acquisitions and alliances in various industries. Mr. Bisgaard has been a member of the board of directors of Alder BioPharmaceuticals, Inc., or Alder, since April 2012, and a member board of directors of Otonomy, Inc., or Otonomy, since August 2010 and has served as Otonomy’s chairman of the board since December 2013. Alder and Otonomy are both clinical-stage biopharmaceutical companies listed on NASDAQ. Further, Mr. Bisgaard is on the board of directors of the private companies Asante Solutions, Inc., Ceterix Orthopaedics Inc. and Nevro Corporation, and has served on the boards of directors of numerous other private biotech companies. Mr. Bisgaard holds an MSc from the Technical University of Denmark and was awarded a post-graduate degree in Mathematical Modeling in Economics by the European Consortium for Mathematics in the Industry. Our board of directors believes that Mr. Bisgaard’s strong financial expertise, extensive industry experience, experience serving on the board of directors for several biopharmaceutical and medtech companies, and experience with venture capital investments qualify him to serve on our board of directors.

Harry A. George. Mr. George has served on our board of directors since 2002 and served as the chairman of our board of directors from December 2007 until September 2013. Mr. George co-founded Solstice Capital, a venture capital firm, in 1995 and serves as its managing general partner. Mr. George has served as a member of the board of directors of a number of private and public companies and is currently serving on the boards of directors of Calimmune, Inc., Tempronics, Inc., Medipacs, Inc., Post.Bid.Ship, Inc. and AdiCyte, Inc. Mr. George is an advisor to Tech Launch Arizona and a board member of the University Venture Fund, Catapult. Additionally, Mr. George is a member of the Southern Arizona Leadership Council and serves on its board of directors and has also served on the boards of directors of Bio5 Institute, the Arizona-Sonora Desert Museum, the Tucson Museum of Art, and the Pima County Bond Advisory Committee. Prior to 1995, Mr. George was co-founder, Director, and Vice-President of Finance for Interleaf Inc., a software products company. Prior to his time at Interleaf, Mr. George was co-founder, Director and Vice President of Finance of Kurzweil Computer Products, Inc., a computer products company, which subsequently was purchased by Xerox Imaging Systems. Mr. George received an A.B. from Bowdoin College and, in 2012, received an Honorary Doctorate of Science from the University of Arizona. Also in 2012, the Arizona BioIndustry Association conferred upon Mr. George the John McGarrity Bioscience Leader of the Year Award. Our board of directors believes Mr. George’s detailed knowledge of our company and long tenure with us, together with his more than 40 years of experience serving as founder, operating officer, or investor with successful rapid growth technology-related companies qualify him to serve on our board of directors.

Simeon J. George, M.D. Dr. George has served on our board of directors since June 2011. Dr. George has been a partner at SR One Limited, a venture capital firm, since 2007, where he currently leads investment activities on the west coast. Dr. George also currently serves as a member of the board of directors of Auxogyn, Inc., eFFECTOR Therapeutics, Inc., Genocea Biosciences, Inc. (NASDAQ: GNCA), Principia Biopharma, Inc. and RuiYi, Inc. Prior to joining SR One, Dr. George was a consultant at Bain & Company, a management consulting services company, and an investment banker at the investment banks Goldman Sachs and Merrill Lynch. Dr. George earned an undergraduate degree in Neuroscience from Johns Hopkins University (Phi Beta Kappa), an M.D. from the University of Pennsylvania School of Medicine, and an M.B.A. from the Wharton School of Business, where he was a Mayer Scholar. Dr. George’s medical training, his experience working in the venture capital industry, and his extensive background in the biotechnology industry qualify him to serve on our board of directors. Dr. George will resign from our board of directors contingent and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Mary (Molly) Hoult. Ms. Hoult has served on our board of directors since February 2011. Ms. Hoult has been a Director at Fletcher Spaght, Inc., a venture capital and consulting firm, since August 2009, where she co-directs the life science consulting practice and evaluates venture capital investments for life science tools, diagnostics, and pharmaceutical sectors. From January 2006 to June 2009, Ms. Hoult was a principal in Hoult Consulting, a consulting company, and, prior to that, served in roles of increasing responsibility at a number of life science companies, including Blue Heron Biotechnology, Inc., Xcyte Therapies, Inc., ZymoGenetics, Inc. and NeoPath, Inc. Ms. Hoult earned a B.A. in Biology and Environmental Studies from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business. Our board of directors believes that Ms. Hoult’s more than 20 years of biotechnology, life science and healthcare experience as a consultant and in marketing, sales and business development roles for various biotechnology and diagnostics firms qualify her to serve on our board of directors.

Lawrence D. (Larry) Senour. Mr. Senour has served on our board of directors since July 2008. Mr. Senour has 25 years of healthcare experience, including serving at Merck & Co., Inc., or Merck, a pharmaceutical company, since 1997. Since January 2010, Mr. Senour has served as Executive Director, Corporate Development, and is responsible for evaluating, structuring, negotiating and executing various acquisitions, divestitures, strategic alliances and venture capital investments. Prior to 2010, Mr. Senour served in a number of roles of increasing responsibility at Merck, including Executive Director, U.S. Business Development, from February 2005 to December 2009. Prior to joining Merck, Mr. Senour served as a manager at Deloitte Consulting, a consulting firm, and as regional manager with Healthcare Services Group, a healthcare services company. Mr. Senour also serves as a director on the board of Symphony Health Solutions. Mr. Senour earned an undergraduate degree from The Pennsylvania State University and an M.B.A. from the University of Michigan. Our board of directors believes that Mr. Senour’s long tenure and familiarity with our company, together with his experience in finding, evaluating and building strategic alliances, qualify him to serve on our board of directors. Mr. Senour will resign from our board of directors contingent and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Lewis (Lew) J. Shuster. Mr. Shuster has served on our board of directors since March 2014. In 2002, Mr. Shuster founded Shuster Capital, a strategic and operating advisor to and angel investor in life science companies, and has served as its chief executive officer since that time. From June 2003 to November 2007, Mr. Shuster served as chief executive officer of Kemia, Inc., a drug discovery and development company. From February 2000 to December 2001, Mr. Shuster held various operating executive positions at Invitrogen Corporation, a biotechnology company that merged with Applied Biosystems Inc. and became Life Technologies Corporation. Between 1994 and 1999, Mr. Shuster served as chief financial officer and other executive positions at Pharmacopeia, Inc., a drug discovery product and service company. Mr. Shuster joined Human Genome Sciences, Inc. as its first employee in September 1992 and served as its executive vice president, operations and finance until 1994. Since June 2011 and April 2011, respectively, Mr. Shuster has served as a member of the boards of directors of Response Biomedical Corporation and Mast Therapeutics, Inc. From April 2010 to March 2013, Mr. Shuster served as a director of Complete Genomics, Inc., a life science company, and, from September 2009 to February 2010, as a director of Sorrento Therapeutics, Inc., a biopharmaceutical company. Mr. Shuster received a B.A. in Economics from Swarthmore College and an M.B.A. from Stanford University. Our board of directors believes that Mr. Shuster’s extensive executive background in strategic planning and managing rapid operations growth for multiple public and private life science companies qualify him to serve on our board of directors.

James (Jim) R. Weersing. Mr. Weersing has served on our board of directors since November 2008. Mr. Weersing founded JRW Technology Inc., a management consulting company, in 1979 and serves as its President. Mr. Weersing also served as managing general partner of MBW Ventures, a venture capital investment company, from 1983 to 2003. Mr. Weersing has held president and/or chief executive officer roles at, and served on the board of directors of, a number of companies including, Ischemia Technologies, Inc. Circadian, Inc., IOMED, Inc., and Lifescan, Inc. Mr. Weersing also served as a member of the board of directors of Cerematec Inc., Ventana, which was acquired by Roche in 2008, and Kalypto Medical, Inc., which was acquired by Smith &

Nephew plc in 2012. Mr. Weersing earned a B.S. in Mechanical Engineering and an M.B.A. from Stanford University. Our board of directors believes that Mr. Weersing’s extensive experience as an entrepreneur, venture capitalist and corporate leader and his knowledge in the fields of medical diagnostic and health care qualify him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain of our current directors were elected to serve as a member of our board of directors pursuant to the voting provisions in our amended and restated investor rights agreement, dated February 4, 2014, by and among us and certain of our stockholders, or the investor rights agreement. Pursuant to the investor rights agreement, each of Mr. George, Mr. Bisgaard, Ms. Hoult, Dr. George and Mr. Senour, were selected to serve on our board of directors as the representative of our preferred stockholders, with Mr. Bisgaard designated by Novo A/S, Ms. Hoult designated by Fletcher Spaght Ventures II, L.P., Dr. George designated by S.R. One, Limited and Mr. Senour designated by Merck Capital Ventures, LLC. Mr. Johnson was selected to serve on our board of directors as the representative of our common stockholders. Mr. Weersing was selected to serve on our board of directors as an independent director with relevant knowledge and experience in our industry. The voting provisions in the investor rights agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to the investor rights agreement (other than Dr. George and Mr. Senour) will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our board of directors has determined that all of our directors other than Mr. Johnson are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Ms. Hoult, and , whose terms will expire at our annual meeting of stockholders to be held in 2015;

•	Class II, which will consist of Mr. Bisgaard, Mr. George and Mr. Weersing, and whose terms will expire at our annual meeting of stockholders to be held in 2016; and

•	Class III, which will consist of Mr. Johnson and Mr. Shuster, and whose terms will expire at our annual meeting of stockholders to be held in 2017.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently no less than 8 and no more than 11 members. Effective upon the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering, the limitations on the size of our directors will be removed and the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Bisgaard. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Mr. Johnson serves as our President and Chief Executive Officer while Mr. Bisgaard serves as our Chairman of the board of directors but is not an officer. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Oversight by the audit committee includes direct communication with our external auditors. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Mr. Shuster, Mr. George and Ms. Hoult. Mr. Shuster serves as the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that each member of the audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. It has also determined that Mr. Shuster qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board of directors has considered Mr. Shuster’s formal education and experience in financial and executive roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee. Upon the listing of our common stock on The NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee

Our compensation committee consists of Mr. Bisgaard and             .             serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•	evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•	establishing policies for allocating between long-term and currently paid out compensation, between cash and non-cash compensation and the factors used in deciding between the various forms of compensation;

•	establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	establishing elements of corporate performance for purposes of increasing or decreasing compensation;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing regional and industry-wide compensation practices and trends to assess the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing the adequacy of its charter on a periodic basis;

•	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, if applicable;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee.

Upon the listing of our common stock on The NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Bisgaard and             .             serves as the chair of our nominating and corporate governance committee. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	assist the chair of our board of directors or lead director in developing effective board of directors meeting practices and procedures;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	oversee and review the processes and procedures used by us to provide information to our board of directors and its committees;

•	assist the members of our compensation committee, as requested, in determining the compensation paid to non-employee directors for their service on our board of directors and its committees and recommend any changes considered appropriate to our full board of directors for approval;

•	periodically review with our Chief Executive Officer the plans for succession to the offices of our Chief Executive Officer and other key executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed those positions;

•	reviewing the adequacy of its charter on an annual basis; and

•	annually evaluating the performance of the nominating and corporate governance committee.

Upon the listing of our common stock on The NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed Mr. Bisgaard and             to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws, which will be effective immediately prior to the closing of this offering, limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Delaware corporate law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors or officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law and our amended and restated bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

We believe that these provisions in our amended and restated certificate of incorporation and amended bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Our named executive officers for the year ended December 31, 2013, which consist of our principal executive officer and our two other most highly compensated executive officers as of December 31, 2013, are as follows:

•	Timothy B. Johnson, our President and Chief Executive Officer;

•	John Lubniewski, our Chief Business Officer; and

•	Vijay Modur, our former Chief Medical Officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Option Awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All Other Compensation ($)		Total ($)
Timothy B. Johnson	2013	350,000	36,907	87,500	624	(3)	475,122
President and Chief Executive Officer
John L. Lubniewski	2013	270,000	22,165	54,000	624	(3)	346,865
Chief Business Officer
Vijay Modur(4)	2013	272,000	21,220	40,800	624	(3)	334,721
Chief Medical Officer (former)

(1)	The dollar amounts in this column represent the aggregate grant date fair value of stock option awards granted in 2013. These amounts have been computed in accordance with FASB ASC Topic 718, using the Black-Scholes option pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the notes to our financial statements included elsewhere in this prospectus.
(2)	Amounts shown represent annual performance-based bonuses earned for 2013. For more information, see below under “– Annual Performance-Based Bonus Opportunity.”
(3)	Amount shown represents premiums for life, disability and accidental death and dismemberment insurance paid by us on behalf of the named executive officer.
(4)	Dr. Modur resigned in June 2014.

Annual Base Salary

The base salary of our named executive officers is generally set forth in each officer’s letter agreement with us and periodically reviewed and adjusted as necessary by our board of directors, based on the recommendation of the compensation committee of our board of directors. The 2013 base salaries for our named executive officers, which were effective as of January 1, 2013, were $350,000, $270,000 and $272,000, for Mr. Johnson, Mr. Lubniewski and Dr. Modur, respectively. Mr. Lubniewski’s base salary was increased to $285,000 in March 2014.

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals and to reward our executives for individual achievement towards these goals. The annual performance-based bonus each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. At the end of the year, our board of directors reviews our performance against each corporate goal and approves the extent to which we achieved each of our corporate goals.

Our board of directors will generally consider each named executive officer’s individual contributions towards reaching our annual corporate goals but does not typically establish specific individual goals for our named executive officers. There is no minimum bonus percentage or amount established for the named executive officers and, as a result, the bonus amounts vary from year to year based on corporate and individual performance. For 2013, Mr. Johnson was eligible to receive a target bonus of up to 50% of his base salary pursuant to the terms of his employment letter agreement described below. For 2013, Mr. Lubniewski was eligible to receive a target bonus of up to 40% of his base salary pursuant to the terms of his employment letter agreement described below. For 2013, Dr. Modur was eligible to receive a target bonus of up to 30% of his base salary pursuant to the terms of his employment letter agreement described below.

The corporate goals established by our board of directors for 2013 were based on financial performance (revenues and operating loss), on a sliding scale, and the achievement of strategic milestones. The strategic milestones included HTG Edge placements, launching of new assays on our HTG Edge platform and finishing the year with a strong product opportunity pipeline. The financial goals were weighted at 65% and the strategic milestones were weighted 35% towards overall corporate goal achievement. There was no minimum percentage of corporate goals that must be achieved in order to earn a bonus. No specific individual goals were established for any of our named executive officers for 2013. Rather, the board of directors considered each named executive officer’s efforts towards and influence over our corporate goals in determining the amount of each named executive officer’s bonus.

In early 2014, our board of directors reviewed our 2013 corporate goals and determined that 50% of those goals had been achieved. Specifically, our board of directors determined that we achieved our operating loss goal but not our corporate revenue goal. Further, our board of directors determined that we achieved a portion of our strategic goals. The result was a combined achievement of 50% between financial and strategic goals. Accordingly, our board of directors awarded bonuses to each of our named executive officers equal to 50% of such officer’s target bonus percentage.

The target bonus amounts and the actual bonuses earned by our named executive officers in 2013 were as follows:

Named Executive Officer	Target Bonus Amount	Actual Bonus Amount
Timothy B. Johnson	$175,000	$87,500
John Lubniewski	108,000	54,000
Vijay Modur	81,600	40,800

Agreements with Named Executed Officers

We have entered into letter agreements with each of our named executive officers. The letter agreements generally provide for at-will employment and set forth the named executive officer’s initial base salary, eligibility for employee benefits, in some cases, and severance benefits upon a qualifying termination of employment. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the letter agreements with our named executive officers are described below. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below under “– Potential Payments and Benefits upon Termination or Change in Control.”

Employment Letter Agreement with Mr. Johnson. We entered into a letter agreement with Mr. Johnson, dated January 14, 2008, under which Mr. Johnson serves as our President and Chief Executive Officer. The agreement sets forth certain agreed upon terms and conditions of employment. Pursuant to the offer letter, Mr. Johnson is entitled to an annual base salary of $280,000, subject to periodic review and increase, and an annual target bonus of up to 50% of his annual base salary. Mr. Johnson’s current annual base salary is $350,000.

Employment Letter Agreement Mr. Lubniewski. We entered into a letter agreement with Mr. Lubniewski, dated April 21, 2011, under which Mr. Lubniewski serves as our Chief Business Officer. The agreement provides for “at-will” employment and sets forth certain agreed upon terms and conditions of employment, including that Mr. Lubniewski is entitled to an annual base salary of $265,000 and an annual target bonus of up to 40% of his base salary. Mr. Lubniewski’s current annual base salary is $285,000.

Employment Letter Agreement with Dr. Modur. We entered into a letter agreement with Dr. Modur, dated August 7, 2012, under which Dr. Modur served as our Chief Medical Officer. The agreement provided for “at-will” employment and sets forth certain agreed upon terms and conditions of employment, including that Dr. Modur was entitled to an annual base salary of $272,000 and an annual target bonus of up to 30% of his base salary on a prorated basis for partial years. Dr. Modur resigned in June 2014.

Potential Payments and Benefits upon Termination or Change of Control

Pursuant to Mr. Johnson’s offer letter, dated January 14, 2008, if Mr. Johnson’s employment is terminated by our board of directors for reasons other than gross misconduct or negligence, he is eligible to receive salary continuation equal to one year base salary, payable in 12 monthly installments.

Mr. Lubniewski and Dr. Modur are not entitled to any special payments or benefits upon a termination or change of control under the terms of their letter agreements with us.

Each of our named executive officers holds stock options under our equity incentive plans that were granted subject to our form of stock option agreements. A description of the termination and change of control provisions in such equity incentive plans and stock options granted thereunder is provided below under “– Equity Benefit Plans” and the specific vesting terms of each named executive officer’s stock options are described below under “– Outstanding Equity Awards at Fiscal Year-End.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning equity awards held by our named executive officers as of December 31, 2013, all of which were granted under the 2001 plan or the 2011 plan.

Name		Grant Date/ Vesting Commencement Date	Option Awards Number of Securities Underlying Unexercised Options (#)			Option Expiration Date
			Exercisable	Unexercisable	Exercise Price
Timothy B. Johnson	(1)	1/16/2008	2,690,000	—	$0.06	1/16/2018
	(1)	10/23/2008	1,547,275	—	0.06	10/23/2018
	(1)	3/01/2009	500,000	—	0.04	3/01/2019
	(1)	3/01/2010	750,000	—	0.04	3/01/2020
	(2)	4/13/2010	67,968	4,532	0.04	4/13/2020
	(2)	10/21/2010	50,781	11,719	0.04	10/21/2020
	(2)	1/20/2011	54,375	18,125	0.04	1/20/2021
	(2)	4/26/2011	2,200,000	1,000,000	0.02	4/26/2021
	(2)	2/01/2013	492,085	1,476,258	0.02	2/01/2023
	(2)	8/06/2013	125,000	875,000	0.02	8/06/2023
John Lubniewski	(2)	4/26/2011	962,500	437,500	0.02	4/26/2021
	(2)	3/08/2012	150,000	150,000	0.02	3/08/2022
	(2)	2/01/2013	94,049	282,147	0.02	2/01/2023
	(2)	8/06/2013	175,000	1,225,000	0.02	8/06/2023
Vijay Modur(3)	(2)	10/03/2012	337,500	562,500	0.02	10/03/2022
	(2)	2/01/2013	49,790	149,372	0.02	2/01/2023
	(2)	8/06/2013	187,500	1,312,500	0.02	8/06/2023

(1)	Fully vested.
(2)	Options vest over four years as follows: 1/16 of the outstanding shares vest at the end of each calendar quarter over a period of approximately four years, subject to the individual’s continued service with us through each vesting date.
(3)	Dr. Modur resigned in June 2014, at which time all unvested options were forfeited and returned to the 2011 plan. Following his resignation, Dr. Modur purchased an aggregate of 1,045,001 shares of our common stock pursuant to the exercise of his vested stock options, each at a cash exercise price of $0.02 per share.

Equity Benefit Plans

2014 Equity Incentive Plan

Our board of directors adopted the 2014 plan in December 2014 and our stockholders approved the 2014 plan in                 2014. No grants may be made under the 2014 plan until it becomes effective upon the execution and delivery of the underwriting agreement related to this offering. Once the 2014 plan is effective, no further grants will be made under the 2011 plan.

Stock Awards. The 2014 plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. Additionally, the 2014 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2014 plan after the 2014 plan becomes effective is the sum of (1)             shares, plus (2) the number of shares (not to exceed             shares) (i) reserved for issuance under our 2011 plan at the time our 2014 plan becomes effective, and (ii) any shares subject to outstanding stock options or other stock awards that were granted under our 2011 plan or 2001 plan that, on or after the effective date of our 2014 plan, are forfeited, terminate, expire or are otherwise not issued. Additionally, the number of shares of our common stock reserved for issuance under our 2014 plan will automatically increase on January 1 of each year, beginning on January 1, 2016 (assuming the 2014 plan becomes effective before such date) and continuing through and including January 1, 2024, by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued upon the exercise of ISOs under our 2014 plan is             shares.

No person may be granted stock awards covering more than             shares of our common stock under our 2014 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than             shares of our common stock or a performance cash award having a maximum value in excess of $                . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2014 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2014 plan. In addition, the following types of shares of our common stock under the 2014 plan may become available for the grant of new stock awards under the 2014 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2014 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2014 plan.

Administration . Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2014 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2014 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2014 plan. Subject to the terms of our 2014 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2014 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2014 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2014 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2014 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2014 plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2014 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation, amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income

(expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (9) total stockholder return; (10) return on equity or average stockholder’s equity; (11) return on assets, investment, or capital employed; (12) stock price; (13) margin (including gross margin); (14) income (before or after taxes); (15) operating income; (16) operating income after taxes; (17) pre-tax profit; (18) operating cash flow; (19) sales or revenue targets; (20) increases in revenue or product revenue; (21) expenses and cost reduction goals; (22) improvement in or attainment of working capital levels; (23) economic value added (or an equivalent metric); (24) market share; (25) cash flow; (26) cash flow per share; (27) cash balance; (28) cash burn; (29) cash collections; (30) share price performance; (31) debt reduction; (32) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (33) stockholders’ equity; (34) capital expenditures; (35) debt levels; (36) operating profit or net operating profit; (37) workforce diversity; (38) growth of net income or operating income; (39) billings; (40) bookings; (41) employee retention; (42) initiation of studies by specific dates; (43) budget management; (44) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product; (45) regulatory milestones; (46) progress of internal research or development programs; (47) acquisition of new customers; (48) customer retention and/or repeat order rate; (49) improvements in sample and test processing times; (50) progress of partnered programs; (51) partner satisfaction; (52) timely completion of clinical trials; (53) submission of 510(k)s or pre-market approvals and other regulatory achievements; (54) milestones related to samples received and/or tests or panels run; (55) expansion of sales in additional geographies or markets; (56) research progress, including the development of programs; (57) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); and (58) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item; and (13) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the performance goals and to define the manner of calculating the performance criteria we select to use for such performance period. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2014 plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of ISOs, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2014 plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination at or prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2014 plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. For example, certain of our employees may receive an award agreement that provides for vesting acceleration upon the individual’s termination without cause or resignation for good reason (including a material reduction in the individual’s base salary, duties, responsibilities or authority, or a material relocation of the individual’s principal place of employment with us) in connection with a change of control. Under the 2014 plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (3) a consummated sale, lease or exclusive license or other disposition of all or substantially of our assets; or (4) our stockholders approve a plan of our complete dissolution or liquidation or our complete dissolution or liquidation otherwise occurs.

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate our 2014 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2014 plan.

2011 Equity Incentive Plan

Our board of directors and our stockholders approved our 2011 plan in March 2011. The 2011 plan was subsequently amended by our board of directors and our stockholders, most recently in February 2014. The 2011 plan is the successor to and continuation of our 2001 plan. As of September 30, 2014, there were 7,111,785 shares remaining available for the grant of stock awards under our 2011 plan and there were outstanding options covering a total of 48,292,277 shares that were granted under our 2011 plan.

After the execution and delivery of the underwriting agreement relating to this offering, no additional awards will be granted under the 2011 plan, and all outstanding awards granted under the 2011 plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2014 plan in accordance with its terms.

Stock Awards. The 2011 plan provides for the grant of ISO, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards and other forms of stock awards, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. The aggregate number of shares of our common stock authorized for issuance pursuant to stock awards under the 2011 plan is 68,115,852 shares, which includes shares underlying outstanding options granted under our 2001 plan that are forfeited, terminated, expire or otherwise not issued and become available for grant under the 2001 plan. The maximum number of shares that may be issued upon the exercise of ISOs under our 2011 plan is 136,231,704 shares.

If a stock award granted under the 2011 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2011 plan. In addition, the following types of shares under the 2011 plan may become available for the grant of new stock awards under the 2011 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2011 plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration . Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2011 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2011 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2011 plan. Subject to the terms of our 2011 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2011 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2011 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2012 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and included in the option agreement and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment or similar arrangement subject to certain conditions and (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the option is not exercisable after the expiration of five years from the date of grant.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2011 plan, (b) the class and maximum number of shares that may be issued upon the exercise of ISOs and (c) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Unless otherwise provided in a stock award agreement or other written agreement between us and a participant, in the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•	make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2011 plan, a corporate transaction is generally defined as the consummation of (1) a sale or other disposition of all or substantially all of our assets, (2) a sale or other disposition of at least 90% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2011 plan, a change of control is generally defined as (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction, (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity, (3) approval by the stockholders or our board of directors of a plan of complete dissolution or liquidation of us or our complete dissolution or liquidation occurs or (4) a consummated sale, lease or exclusive license or other disposition of all or substantially of our assets.

Certain options granted under the 2011 plan, including the options held by our named executive officers, provide that if immediately prior to a change of control the participant’s service with the Company has not terminated, the option will accelerate vesting with respect to 25% of the then-unvested portion of the option; if the option continues, the remaining 75% of the unvested option will continue to vest on the option’s original schedule prior to the change of control and will accelerate vesting in full in the event that the participant’s continuous service is terminated without cause or by the participant for good reason within the 12 months following the change of control. “Good reason” for purposes of this “double-trigger” provision is generally defined as (1) an assignment of duties or responsibilities to the participant that results in a material diminution of the participant’s function; (2) a material reduction in the participant’s annual base salary; (3) failure to continue the participant’s benefit plans or programs, any action that would adversely affect the participant’s participation in any benefit plan, reduce the participant’s benefits under any benefit plan or deprive the participant of any fringe benefit; or (4) a relocation of the participant’s business office more than 50 miles.

Amendment and Termination. The 2011 plan will terminate by its terms in March 2021. However, our board of directors has the authority to amend, suspend, or terminate our 2011 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent.

2001 Stock Option Plan

Our board of directors and our stockholders approved our 2001 plan, which became effective in February 2001. The 2001 plan terminated and no further awards were granted under the 2001 plan upon the effective date of the 2011 plan. As of September 30, 2014, there were outstanding stock options under our 2001 plan covering a total of 9,959,861 shares of our common stock.

Stock awards. The 2001 plan provides for the grant of ISOs and NSOs, or collectively, “stock options.” NSOs may be granted to employees, including officers, non-employee directors and consultants of us and our affiliates. ISOs may be granted only to employees.

Share Reserve. Shares are no longer available for the grant of stock options under our 2001 plan. However, if a stock option granted under the 2001 plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock option again will become available for subsequent issuance under the 2011 plan or, upon and after its effectiveness, under the 2014 plan in accordance with its terms.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2001 plan. Subject to the terms of the 2001 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock options to be granted and the terms and conditions of the stock options, including the period of their exercisability and their vesting schedule. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of stock options granted and the types of consideration to be paid for the award. In addition, the plan administrator has the authority to modify outstanding stock option award under our 2001 plan.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2001 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2001 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2001 plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than by action of the Company or an affiliate, retirement, disability or death, the optionholder may generally not exercise any options as of the date of termination. If an optionholder’s service relationship with us or any of our affiliates terminates by action of our Company or one of our affiliates, due to the optionholder’s retirement under a company retirement plan maintained by our Company or one of our affiliates, or the optionholder’s disability, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash or check, (2) by the tender of shares of our common stock previously owned by the optionholder and (3) if approved by us, certain types of deferred payment.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2001 plan and (2) the class and number of shares and exercise price of all outstanding stock options.

Acceleration of Exercisability of Options Upon Occurrence of Certain Events. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company as a result of which the outstanding Company stock is changed into or exchanged for property (including cash), rights or securities not of the Company’s issue, or any combination thereof, or upon a sale of substantially all of the property or assets of the Company to, or the acquisition of stock representing more than fifty percent (50%) of the voting power of the stock of the Company then outstanding by another corporation or person (any of such events are referred to in this section as a “corporate transaction”), the options granted under the Plan shall terminate, unless provision is made in writing in connection with such corporate transaction for the continuation of or exchange of options granted under the plan for options issued by the surviving corporation or another corporation. If options granted under the plan are to terminate in a corporate transaction, optionees will have the right, prior to the consummation of such corporate transaction, to exercise the unexercised portions of the options which would not yet be exercisable.

Certain options granted under the 2001 plan held by Mr. Johnson provided that upon a corporate transaction, the option will terminate and the optionee will have the right, at such time prior to the consummation of such corporate transaction, to exercise the unvested portion of the option which would not yet otherwise be exercisable.

2014 Employee Stock Purchase Plan

Our board of directors adopted the ESPP in                 2014 and our stockholders approved the ESPP in                 2014. The ESPP will become effective upon the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. Following this offering, the ESPP authorizes the issuance of             shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2016 (assuming the ESPP becomes effective prior to such date) through January 1, 2024 by the least of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2)             shares, or (3) a number determined by our board of directors that is less than (1) and (2). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (1) customarily employed for more than 20 hours per week, (2) customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year and (3) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including the consummation of: (1) a sale of all our assets, (2) the sale or disposition of 90% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Employee Retention Plan

In October 2012, we adopted an Employee Retention Plan, which was amended in February 2014. The Employee Retention Plan provides for bonuses to select participants, including our named executive officers, upon certain change in control transactions. Participants in the Employee Retention Plan are selected by the board of directors. A participant must continue to be employed by us through a change in control transaction in order to receive a bonus. The total amount of bonuses paid under the Employee Retention Plan will equal 15% of the total consideration received in a corporate transaction less certain obligations as stated in the agreement. Participants will receive proportionate share of the amounts paid based on an allocation approved by the board of directors. The Employee Retention Plan will terminate by its terms upon the closing of this offering.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2013, we made no matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

Director Compensation

We did not pay cash or equity compensation to any of our non-employee directors in 2013 for service on our board of directors.

In March 2014, we granted Mr. Weersing an option to purchase 350,000 shares of our common stock at an exercise price of $0.02 per share. The shares subject to the option will vest in eight equal quarterly installments, with the first installment vesting on March 31, 2014, subject to his continued service with us through each vesting date.

Mr. Shuster joined our board of directors in March 2014 and in connection with his appointment was granted an option to purchase 500,000 shares of our common stock at an exercise price of $0.02 per share. In May 2014, as compensation for Mr. Shuster’s service as the chairman of our audit committee, Mr. Shuster was granted an additional option to purchase 750,000 shares of our common stock at an exercise price of $0.02 per share. Each of the options will vest in eight equal quarterly installments, with the first installment vesting on March 31, 2014, subject to his continued service with us through each vesting date. In addition, in May 2014, our board of directors approved annual cash compensation of $25,000 for Mr. Shuster’s service as the Chairman of our audit committee.

We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors, and will pay for the travel, lodging and other reasonable expenses incurred by our employee directors to attend meetings of our board of directors and, as applicable, committees of our board of directors.

Our board of directors approved a new compensation policy in September 2014 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $35,000;

•	an additional annual cash retainer of $5,000 for service as chairman of our board of directors;

•	an additional annual cash retainer of $10,000, $5,000 and $2,500 for service as chairman of our audit committee, compensation committee and nominating and corporate governance committee, respectively;

•	an automatic annual option grant to purchase shares of our common stock for each non-employee director serving on the board of directors on the date of each annual stockholder meeting following this offering, in each case vesting monthly in equal installments over a one-year period such that the stock option is fully vested on the first anniversary of the date of grant; and

•	upon first joining our board of directors following this offering an automatic initial option grant to purchase shares of our common stock on the date of grant. One-third of the shares will vest twelve months after the date of grant and the remaining shares will vest monthly in equal installments over a two-year period thereafter such that the stock option is fully vested on the third anniversary of the date of grant. A director who, in the one year prior to his or her initial election to serve on the board of directors as a non-employee director, served as an employee of the company will not be eligible for an initial grant.

Each of the option grants described above will vest and become exercisable subject to the director’s continuous service with us through each applicable vesting date, provided that each option will vest in full upon a change of control, as defined under our 2014 plan. The options will be granted under our 2014 plan, the terms of which are described in more detail above under “– Equity Benefit Plans – 2014 Equity Incentive Plan.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Prior Convertible Note Financing

Prior to January 1, 2011, we issued and sold convertible promissory notes to investors, including beneficial owners of more than 5% of our capital stock, and certain of our current or former executive officers and directors or entities affiliated with such individuals. The notes carried interest at 8.0% per annum. In February 2011, in connection with our Series D preferred stock financing described below, all outstanding principal and accrued and unpaid interest under these notes were cancelled and converted into shares of our Series D preferred stock at a conversion price of $0.2189 per share. Below is a summary of certain information relating to such notes as of and for the year ended December 31, 2011:

Year Ended December 31, 2011
Principal amount of promissory notes issued	$1,738,500
Largest aggregate principal amount outstanding	1,738,500
Aggregate interest expense accrued on notes payable	77,351
Principal and interest repaid	—
Principal and interest converted to equity	1,815,851

The holders of these convertible notes included the following related parties:

Related Party	Aggregate Principal Amount of Notes Converted
Merck Capital Ventures, LLC(1)	$500,000
Valley Ventures(2)	$300,000
Weersing Family Trust(3)	$200,000
Solstice Capital(4)	$300,000
Timothy B. Johnson(5)	$25,000
Investors affiliated with Bruce Seligmann(6)	$75,000
Kirk Collamer(7)	$25,000

(1)	Affiliated with Larry Senour, a director.
(2)	Affiliated with Jock Holliman, a former director.
(3)	Affiliated with James R. Weersing, a director.
(4)	Affiliated with Harry A. George, a director.
(5)	Mr. Johnson is our President and Chief Executive Officer and a director.
(6)	Mr. Seligmann is a former director.
(7)	Mr. Collamer is our former Chief Financial Officer.

Preferred Stock and Warrant Financings

From February 18, 2011 through May 29, 2013, we issued and sold to investors across multiple closings an aggregate of 143,737,467 shares of our Series D preferred stock at a purchase price of $0.2189 per share, for aggregate consideration of $31.5 million. Of this amount, $1.8 million was paid for by cancellation of indebtedness under previously issued convertible promissory notes and the balance was paid for in cash. In connection with the financing, warrants previously issued to investors in our convertible note financing described above were converted into warrants to purchase shares of our Series D preferred stock.

From February 4, 2014 through March 31, 2014, we issued and sold to investors in two closings an aggregate of 34,453,538 shares of our Series E preferred stock at a purchase price of $0.2189 per share, for aggregate consideration of $7.5 million. We also issued to investors in our Series E preferred stock financing warrants to purchase up to an aggregate of 11,484,503 shares of our Series E preferred stock at an issue price of $0.0001 per share underlying the warrants, for aggregate consideration of $1,148. The Series E warrants were exercisable for $0.001 per share and were each exercised immediately upon issuance for an aggregate cash purchase price of $11,484.

The participants in these preferred stock financings included the following executive officers, directors and holders of more than 5% of our capital stock:

Participants	Series D Preferred Stock Warrants	Series D Preferred Stock	Series E Preferred Stock(1)
Executive Officers and Directors
Timothy B. Johnson	11,420	233,495	60,910
John L. Lubniewski	—	228,414	76,138
Debra A. Gordon	—	25,124	7,646
Shaun D. McMeans	—	114,207	152,276
James R. Weersing(2)	91,365	1,867,969	609,106
5% or Greater Stockholders
Novo A/S	—	50,251,254	15,227,653
S.R. One, Limited	—	36,546,366	15,227,653
Merck Capital Ventures, LLC	228,414	20,658,958	7,613,826
Entities affiliated with Fletcher Spaght Associates	—	26,496,116	6,091,062
Solstice Capital	137,048	1,888,295	—
Entities affiliated with Valley Ventures	137,048	2,345,124	—

(1)	Includes the shares of Series E preferred stock issued to the participant upon exercise of the Series E preferred stock warrants issued in the financing.
(2)	Mr. Weersing participated in the financings through his affiliated family trust.

Certain of our directors have affiliations with the investors that participated in the preferred stock financings described above, as indicated in the table below:

Director	Principal Stockholder
Peter T. Bisgaard	Novo A/S
Simeon J. George, M.D.	S.R. One, Limited
Molly Hoult	Fletcher Spaght Associates
Larry Senour	Merck Capital Ventures, LLC
Harry A. George	Solstice Capital

Convertible Note and Warrant Financings

In December 2014, we entered into two separate note and warrant purchase agreements, or collectively, the 2014 note purchase agreements, with certain of our existing investors, including beneficial owners of more than 5% of our capital stock and certain entities affiliated with members of our board of directors. The first note and warrant purchase agreement, or the first note purchase agreement, provides for the sale and issuance by us of up to an aggregate of $7.3 million in principal amount of convertible notes in a series of closings, each of which must be approved by the unanimous vote or written consent of those members of our board of directors who are not an affiliate of any of the investors under such agreement. The second note and warrant purchase agreement, or the second note purchase agreement, provides for the sale and issuance by us of up to an aggregate of $6.2 million in principal amount of convertible notes in a series of closings, each of which must be approved by (i) our board of directors, including a majority of the directors elected by the holders of our Series E preferred stock, and (ii) investors whose purchase amount for such closing equals or exceeds 50% of the aggregate principal amount of notes to be sold at such closing. The purchase and sale of notes under the 2014 note purchase agreements are subject to certain closing conditions, which include the absence of default under our Loan and Security Agreement, dated August 22, 2014, with Oxford Finance LLC and Silicon Valley Bank. These closing conditions must be met at the time of each closing. If issued, notes issued under the 2014 note purchase agreements would accrue interest at a rate of 8% per annum, compounded annually, and become due and payable on March 31, 2016, subject to their earlier conversion in the event we complete an initial public offering in which we receive gross offering proceeds of at least $20.0 million from the sale of shares to investors who are not holders of our securities, or a qualified initial public offering, or a private placement of our preferred stock (whether in one single transaction or several tranches) resulting in aggregate gross proceeds of at least $20.0 million from sales of securities to investors who are not holders of our securities, or a qualified private placement of our equity securities. The number of shares into which the notes may be converted, common shares in the case of a qualified initial public offering or preferred shares in the case of a qualified private placement, is equal to the outstanding principal and accrued interest divided by the price per share paid by investors purchasing such newly issued equity securities. To date, we have not sold or issued any convertible notes under either of the 2014 note purchase agreements. Certain provisions of the first note purchase agreement terminate (including the investors’ obligations to purchase notes thereunder) immediately prior to the earlier to occur of the closing of (i) a qualified initial public offering or (ii) a qualified private placement and certain provisions of the second note purchase agreement terminate (including the investors’ obligations to purchase notes thereunder) immediately prior to the earlier to occur of (x) the time at which a registration statement covering a public offering of our securities under the Securities Act of 1933, as amended, becomes effective or (y) the initial closing of a qualified private placement. We expect that such provisions of the 2014 note purchase agreements (including the investors’ obligations to purchase notes thereunder) will be terminated in connection with this offering.

In connection with the execution of the 2014 note purchase agreements, we agreed to issue warrants, or the 2014 warrants, which are initially exercisable for an aggregate of 9,321,176 shares of our Series E preferred stock at an exercise price of $0.2189 per share. In the event of a qualified initial public offering or qualified private placement, the 2014 warrants will become exercisable for the same class and series of our capital stock issued in such financing and the exercise price per share will be the price per share received in such qualified initial public offering or qualified private placement. The 2014 warrants provide for cashless exercise at the option of the holder, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the 2014 warrants in the event of stock splits, recapitalizations, reclassifications and reorganizations or the like. In connection with the closing of this offering (assuming this offering constitutes a qualified initial public offering), the 2014 warrants, to the extent not previously exercised, will become exercisable for an aggregate of                  shares of common stock, at an exercise price of $            per share, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus). The 2014 warrants will expire in December 2021.

The participants in these convertible note and warrant financings included the following director and holders of more than 5% of our capital stock:

Participants	Shares of Series E Preferred Stock Underlying 2014 Warrants
Directors
James R. Weersing(1)	51,126
5% or Greater Stockholders
Novo A/S	3,184,170
S.R. One, Limited	2,784,593
Merck Capital Ventures, LLC	1,818,681
Entities affiliated with Fletcher Spaght Associates	1,358,988

(1)	Mr. Weersing participated through his affiliated family trust.

Participation in this Offering

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

Investor Rights Agreement

In connection with our preferred stock financings, we entered into an Amended and Restated Investor Rights Agreement containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. In connection with this offering, we have entered into a further Amended and Restated Investor Rights Agreement with these holders which will become effective concurrently with the closing of this offering, and which will eliminate all of the rights and obligations provided in the current Amended and Restated Investor Rights Agreement, except for the registration rights granted under the new agreement, as more fully described below in “Description of Capital Stock – Registration Rights.”

Employment Arrangements

We currently have written employment agreements with our executive officers. For information about our employment agreements with our named executive officers, refer to “Executive and Director Compensation – Agreements with our Named Executive Officers.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation – Outstanding Equity Awards at Fiscal Year-End.”

Indemnification Agreements

We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Management Rights Agreements

We entered into separate, but substantially similar, Management Rights Agreements with Novo A/S and S.R. One Limited in June 2011. These agreements provided the named preferred shareholders with, among other things, the right to consult with and advise our management on significant business issues. These agreements will terminate upon closing of this offering.

Other Arrangements

In February 2011, in connection with the investment by Merck Capital Ventures LLC in our Series D preferred stock, we granted to Merck a non-exclusive, worldwide, royalty-free, non-sublicenseable (except to certain affiliates) license, to certain of our qNPA patent rights solely for internal research and development purposes.

In June 2012, we entered into a Non-exclusive License Agreement with Merck, an affiliate of Merck Capital Ventures LLC, which grants us a non-exclusive license to a worldwide portfolio of patents and patent applications directed to Diagnosis and Prognosis of Breast Cancer Patients (e.g., claiming priority to U.S. Provisional Patent Nos. 60/298918 and/or 60/380710) in the fields of research, diagnosis, prognosis and/or prediction of therapeutic outcome or risk for humans or animals in the area of oncology.

Beginning mid-year 2013, we periodically engage Fletcher Spaght, Inc., or FSI, to conduct various market research studies for us. In 2013, we paid FSI $31,420 for one market research study and, between January 1 and September 8, 2014, have paid FSI $50,250 for two further market research studies.

Policies and Procedures for Transactions with Related Persons

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A “related person” is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or other independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The percentage ownership information under the column entitled “Before offering” is based on 264,116,246 shares of common stock outstanding as of September 30, 2014, assuming conversion of all outstanding shares of our preferred stock into 252,706,466 shares of common stock. The percentage ownership information under the column entitled “After offering” includes shares of common stock issuable as dividends upon conversion of the                 shares of Series D preferred stock and Series E preferred stock held by Novo A/S, S.R. One, Limited, Merck Capital Ventures, LLC, entities affiliated with Fletcher Spaght Ventures, Timothy Johnson, Shaun McMeans, Debra Gordon, James Weersing, and John Lubniewski, assuming an issuance date of                     , 2015 (the expected closing date of this offering) and the sale of shares of common stock in this offering.

Entities affiliated with certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The information set forth below does not reflect any potential purchases by these potential investors. The information set forth below also does not include any shares issuable upon exercise of warrants issued or to be issued subsequent to September 30, 2014.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2014, which is 60 days after September 30, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o HTG Molecular Diagnostics, Inc., 3430 E. Global Loop, Tucson, Arizona 85706.

Name and address of beneficial owner	Number of shares beneficially owned		Percentage of shares beneficially owned
	Before offering	After offering	Before offering	After offering
Greater than 5% stockholders
Novo A/S (1)	65,478,907		24.8%
Turborg Havnevej 19 DK-2900 Hellerup, Denmark
S.R. One Limited(2)	51,774,019		19.6%
161 Washington Street, Suite 500 Comshocken, PA 19428-2077
Merck Capital Ventures, LLC(3)	51,678,379		19.5%
One Merck Drive P.O. Box 1000 Whitehouse Station, NJ 08889-0100
Entities affiliated with Fletcher Spaght Ventures(4)	32,587,178		12.3%
222 Berkeley Street Boston, MA 02116
Entities affiliated with Solstice Capital(5)	16,187,096		6.1%
15 Broad Street, 3rd Floor Boston, MA 02109
Entities affiliated with Valley Ventures(6)	14,879,741		5.6%
P.O. Box 62798 Phoenix, AZ 85082
Directors and named executive officers
Timothy B. Johnson(7)	11,065,255		4.0%
John Lubniewski(8)	2,938,307		1.1%
Vijay Modur(9)	1,045,001	1,045,001	*
Peter T. Bisgaard(10)	—	—	*
Harry A George(11)	16,187,096		6.1%
Simeon J. George(12)	—	—	*
Mary Hoult(13)	—	—	*
Larry Senour(14)	51,678,379		19.5%
James R. Weersing(15)	3,125,440		1.2%
Lewis J. Shuster(16)	312,500	312,500	*
All current executive officers and directors as a group (12 persons)(17)	88,028,561		31.2%

*	Represents beneficial ownership of less than one percent.
(1)	The number of shares beneficially owned before this offering consists of 65,478,907 shares of common stock issuable upon conversion of convertible preferred stock. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015. The board of directors of Novo A/S, a Danish limited liability company consists of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, who have shared investment and voting control with respect to the shares held by Novo A/S and may exercise such control only with the support of a majority of the members of the Novo A/S board of directors. No individual member of the Novo A/S board of directors is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo A/S.
(2)

The number of shares beneficially owned before this offering consists of 51,774,019 shares of common stock issuable upon conversion convertible preferred stock. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015. Voting and/or dispositive powers with respect to shares held in the name of S.R. One Limited are exercised by S.R. One Limited through a collective vote of S.R. One Limited’s principals, on a majority vote basis. The current roster of S.R. One Limited principals may be found at http://www.srone.com/Team.aspx.
(3)	The number of shares beneficially owned before this offering consists of 51,449,965 shares of common stock issuable upon conversion of convertible preferred stock and (b) 228,414 shares of common stock issuable upon exercise of warrants within 60 days following September 30, 2014. Shares beneficially owned after the offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015.
(4)	The number of shares beneficially owned before this offering consists of (a) 20,663,919 shares of common stock issuable upon conversion of convertible preferred stock held by Fletcher Spaght Ventures II, L.P., (b) 2,080,986 shares of common stock issuable upon conversion of convertible preferred stock held by FSV II, L.P., and (c) 9,842,273 shares of common stock issuable upon conversion of convertible preferred stock held by FSV II-B, O.P. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015.
(5)	The number of shares before the this offering consists of (a) 15,377,101 shares of common stock issuable upon conversion of convertible preferred stock and (b) 809,995 shares issuable upon exercise of warrants within 60 days following September 30, 2014. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D convertible preferred stock, assuming a closing date for this offering of , 2015.
(6)	The number of shares before the this offering consists of (a) 14,675,400 shares of common stock issuable upon conversion of convertible preferred stock and (b) 204,341 shares issuable upon exercise of warrants within 60 days following September 30, 2014. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D convertible preferred stock, assuming a closing date for this offering of , 2015. John M Holliman, III is the managing member of Valley Ventures III, L.P. and Valley Ventures III Annex, L.P. and has sole voting power over both entities’ shares.
(7)	The number of shares beneficially owned before this offering consists of (a) 518,720 shares of common stock issuable upon conversion of convertible preferred stock, (b) 11,420 shares of common stock issuable upon exercise of warrants within 60 days following September 30, 2014, and (c) 10,535,115 shares of common stock issuable upon the exercise of options within 60 days following September 30, 2014. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015.
(8)	The number of shares beneficially owned before this offering consists of (a) 304,552 shares of common stock issuable upon conversion of convertible preferred stock and (b) 2,633,755 shares of common stock issuable upon the exercise of options within 60 days following September 30, 2014.
(9)	Consists of 1,045,001 shares of common stock. Dr. Modur resigned in June 2014.
(10)	Mr. Bisgaard is employed as a partner of Novo Ventures (US), Inc., a consultant to Novo A/S, but does not have voting or investment power over the shares beneficially held by Novo A/S.
(11)	Consists of the shares described in Note (6) above. Mr. George is the managing member of Solstice Capital and has joint voting and investment power over the shares held by Solstice Capital.
(12)	Dr. George is a partner with S.R. One Limited but does not have voting or investment power over the shares held by S.R. One Limited.
(13)	Ms. Hoult is a vice president of Fletcher Spaght but does not have voting or investment power over the shares held by Fletcher Spaght.

(14)	Consists of the shares described in Note (3) above. Mr. Senour is the Executive Director of Corporate Development with Merck & Co., Inc. and has responsibility for managing voting and investment power over the shares. Mr. Senour disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(15)	The number of shares beneficially owned before this offering consists of (a) 2,477,075 shares of common stock issuable upon conversion of convertible preferred stock held by the Weersing Family Trust, (2) 91,365 shares of common stock issuable upon exercise of warrants held by the Weersing Family Trust within 60 days following September 30, 2014 and (c) 557,000 shares of common stock issuable upon exercise of options held by Mr. Weersing within 60 days following September 30, 2014. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable to the Weersing Family Trust upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015.
(16)	Consists of 312,500 shares of common stock issuable upon exercise of options within 60 days following September 30, 2014.
(17)	The number of shares beneficially owned before this offering consists of (a) the shares described in Notes (7) through (16), (b) 299,253 shares of common stock issuable upon conversion of convertible preferred stock held by two additional executive officers, and (c) 2,422,331 shares issuable upon exercise of options held by two additional executive officers. The number of shares beneficially owned after this offering consists of the foregoing shares and shares of common stock issuable upon payment of share dividends on Series D and Series E convertible preferred stock, assuming a closing date for this offering of , 2015.

DESCRIPTION OF CAPITAL STOCK

Upon the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

On September 30, 2014, there were 11,409,780 shares of common stock outstanding, held of record by 137 stockholders. This amount excludes our outstanding shares of redeemable convertible preferred stock, which will convert into 252,706,466 shares of common stock in connection with the closing of this offering. Based on the number of shares of common stock outstanding as of September 30, 2014, and assuming (1) the conversion of all outstanding shares of our redeemable convertible preferred stock, (2) the issuance of                 shares of our common stock as payment for accrued dividends in connection with the closing of this offering, assuming a closing date for this offering of                     , 2015, and (3) the issuance by us of                 shares of common stock in this offering, there will be                 shares of common stock outstanding upon the closing of this offering.

As of September 30, 2014, there were 58,252,138 shares of common stock subject to outstanding options under our equity incentive plans.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

On September 30, 2014, there were 238,232,276 shares of redeemable convertible preferred stock outstanding, held of record by 135 stockholders. In connection with the closing of this offering, all outstanding shares of redeemable convertible preferred stock will have been converted into 252,706,466 shares of our common stock. In connection with the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

Common Stock Warrant

As of September 30, 2014, 100,000 shares of our common stock were issuable upon exercise of an outstanding warrant at an exercise price of $0.06 per share. The warrant provide for cashless exercise at the option of the holder, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications and consolidations. The warrant expires by its terms on March 13, 2019 and contains a put option pursuant to which the holder may require us, within 60 days of the expiration date of the warrant, to repurchase the warrant at a price equal to the aggregate fair market value of the shares underlying the warrant minus the aggregate exercise price of the warrant. The put option will be exercised automatically upon expiration of the warrant in the event the fair market value of the underlying shares exceeds the aggregate exercise price. The shares underlying the warrant are also entitled to the benefit of any dividends declared on the outstanding common stock.

Preferred Stock Warrants

As of September 30, 2014, warrants exercisable for an aggregate of 5,469,524 shares of our preferred stock on an as-converted to common stock basis were outstanding, consisting of Series C-1 preferred stock warrants exercisable for an aggregate of 1,290,350 shares of Series C-1 preferred stock at an exercise price of $0.346 per share (which shares are convertible into an aggregate of 2,002,954 shares of our common stock), a Series C-2 preferred stock warrant exercisable for an aggregate of 157,912 shares of Series C-2 preferred stock at an exercise price of $0.2256 per share (which shares are convertible into an aggregate of 159,824 shares of our common stock) and Series D preferred stock warrants exercisable for an aggregate of 794,184 shares of Series D preferred stock at an exercise price of $0.01 per share (which shares are convertible into an aggregate of 794,184 shares of our common stock) and Series E preferred stock warrants exercisable for an aggregate of 2,512,562 shares of our common stock at an exercise price of $0.2189 per share (which shares are convertible into an aggregate of 2,512,562 shares of our common stock). The warrants provide for cashless exercise at the option of the holder, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications and consolidations.

The Series C-1 preferred stock warrants and the Series D preferred stock warrants will terminate upon the closing of this offering if not exercised prior to or contemporaneously with the closing of this offering. The Series C-2 preferred stock warrant is subject to anti-dilution adjustments and will expire by its terms on December 24, 2015, provided that the warrant will be automatically exercised on a cashless basis upon expiration if not previously exercised if the fair market value of a share of our common stock exceeds the per share exercise price.

In connection with the completion of this offering, the Series E preferred stock warrants will become exercisable for an aggregate of 2,512,562 shares of our common stock at an exercise price of $0.2189 per share. The Series E preferred stock warrants expire by their terms on August 22, 2024, provided that the warrants will be automatically exercised on a cashless basis upon expiration if not previously exercised if the fair market value of a share of our common stock exceeds the per share exercise price.

In December 2014, in connection with two separate convertible note and warrant financings, we agreed to issue the 2014 warrants, which are initially exercisable for an aggregate of 9,321,176 shares of our Series E preferred stock at an exercise price of $0.2189 per share. In the event of a qualified initial public offering or qualified private placement, the 2014 warrants will become exercisable for the same class and series of our capital stock issued in such financing and the exercise price per share will be the price per share received in such qualified initial public offering or qualified private placement. The 2014 warrants provide for cashless exercise at the option of the holder, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrants in the event of stock splits, recapitalizations, reclassifications, and reorganizations or the like. In connection with the closing of this offering (assuming this offering constitutes a qualified initial public offering), the 2014 warrants, to the extent not previously exercised, will become exercisable for an aggregate of                  shares of our common stock at an exercise price of $                 per share, based on an assumed initial public offering price of $                 per share (the mid-point of the price range set forth on the cover page of this prospectus). The 2014 warrants will expire in December 2021.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an amended and restated stockholders’ agreement by and among us and certain of our stockholders. The holder of our outstanding common stock warrant and outstanding Series C-2 preferred stock warrant will also have the “piggyback” registration rights described below.

Demand Registration Rights

Beginning six months following the completion of this offering, the holders of at least 50% of the registrable securities, as defined in the amended and restated stockholders’ agreement, have the right to make up to two demands that we file a registration statement under the Securities Act covering such holders’ registrable securities then outstanding (provided that the anticipated aggregate offering price of securities requested to be sold under such registration statement is at least $7.5 million), subject to specified exceptions, conditions and limitations.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the holders of at least 50% or more of the outstanding registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $5.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If we propose to register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement (except with respect to this offering, for which the holders have waived any and all rights to have their shares included). The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, subject to specified conditions and limitations. The holders of our common stock warrant and Series C-2 preferred stock warrant are also entitled to piggyback registration rights.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate two years following the closing of this offering or, as to a given holder of registrable securities, when such holder is able to sell all of its registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation; and

•	provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (3) any action asserting a claim against the us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any action asserting a claim against us governed by the internal affairs doctrine.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

We have applied for listing of our common stock on The Nasdaq Global Market under the symbol “HTGM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of September 30, 2014, upon the closing of this offering,                 shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining                 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of September 30, 2014, options to purchase a total of 58,252,138 shares of common stock were outstanding, of which 28,181,651 were vested. All shares of our common stock issuable under these options are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders and optionholders, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. See “Underwriting – No Sale of Similar Securities” below. Upon expiration of the “lock-up” period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon the closing of this offering, the holders of                 shares of our common stock will be entitled to rights with respect to the registration of their shares or shares underlying warrants under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock – Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2014 plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income tax law that may be relevant to Non-U.S. Holders in light of their particular circumstances, does not consider the potential application of the alternative minimum or Medicare contribution tax, does not deal with foreign, state, local, estate or gift tax consequences. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, foreign governments, international organizations, broker-dealers and traders in securities, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under other U.S. federal tax laws or the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that has not been excluded from this discussion and is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A Non- U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our total worldwide interests in real property plus our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of our common stock to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed appropriate IRS Form W-8 or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds from a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed appropriate IRS Form W-8 or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is considered effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a credit with respect to such backup withholding.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends paid, and the gross proceeds from a disposition of our common stock paid after December 31, 2016, to a foreign financial institution (as specifically defined for this purpose), including when the foreign financial institution holds our common stock on behalf of a non-U.S. Holder, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends paid, and the gross proceeds from a disposition of our common stock paid after December 31, 2016, to a non-financial foreign entity (as specifically defined for this purpose) unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Holders are encouraged to consult with their own tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING

Leerink Partners LLC is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC
Canaccord Genuity Inc.
JMP Securities LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Certain of our existing principal stockholders or their affiliates and entities affiliated with certain of our directors have indicated an interest in purchasing an aggregate of approximately $         million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares to these stockholders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up                 to                 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market, subject to notice of issuance, under the symbol “HTGM.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. As of the date of this prospectus, Cooley LLP beneficially owned less than one percent of the outstanding shares of our common stock. The underwriters are being represented by Latham & Watkins LLP, San Diego, California.

EXPERTS

The financial statements as of December 31, 2013 and 2012 and for the two years then ended included in this Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3430 E. Global Loop, Tucson, Arizona 85706 or telephoning us at (877) 289-2615.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.htgmolecular.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is incorporated by reference in, and is not part of, this prospectus.

HTG Molecular Diagnostics, Inc.

Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

HTG Molecular Diagnostics, Inc.

Tucson, Arizona

We have audited the accompanying balance sheets of HTG Molecular Diagnostics, Inc. as of December 31, 2013 and 2012, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HTG Molecular Diagnostics, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 to the financial statements, the financial statements as of and for the year ended December 31, 2012, have been restated to correct a misstatement related to an obligation due.

/s/ BDO USA, LLP

Phoenix, Arizona

September 23, 2014

HTG Molecular Diagnostics, Inc.

Balance Sheets

	December 31,
	2013	2012
		(restated)
Assets
Current assets:
Cash and cash equivalents	$1,815,289	$7,316,054
Accounts receivable, net	603,853	183,718
Inventory, net allowance of $536,119 in 2013 and $536,769 in 2012	744,171	123,119
Prepaid expenses and other	164,127	202,372

Total current assets	3,327,440	7,825,263
Property and equipment:
Office equipment	310,158	250,358
Leasehold improvements	219,284	216,432
Laboratory and manufacturing equipment	1,871,234	1,156,119
Software	140,248	140,248

	2,540,924	1,763,157
Less accumulated depreciation and amortization	(1,470,517)	(1,155,431)

Property and equipment, net	1,070,407	607,726

Total assets	$4,397,847	$8,432,989

See notes to the financial statements

	December 31,
	2013	2012
		(restated)
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$750,236	$603,339
Accrued liabilities	1,036,148	630,828
Deferred revenue	136,690	95,500
NuvoGen obligation	450,000	425,000

Total current liabilities	2,373,074	1,754,667
Redeemable convertible preferred stock warrant liability	44,120	205,209
NuvoGen obligation – non-current	9,247,092	9,486,936
Other	117,172	213,625

Total liabilities	11,781,458	11,660,437
Redeemable convertible preferred stock:
Series A, $0.001 par value; $1,406,369 liquidation value; 1,292,084 shares authorized; 1,292,084 shares issued and outstanding at December 31, 2013 and 2012	1,401,677	1,399,481
Series B, $0.001 par value; $3,695,083 liquidation value; 12,657,346 shares authorized; 11,919,624 shares issued and outstanding at December 31, 2013 and 2012	3,795,690	3,789,940
Series C-1, $0.001 par value; $5,619,196 liquidation value; 19,896,300 shares authorized; 16,240,450 shares issued and outstanding at December 31, 2013 and 2012	5,596,660	5,586,118
Series C-2, $0.001 par value; $4,310,000 liquidation value; 19,262,522 shares authorized; 19,104,610 shares issued and outstanding at December 31, 2013 and 2012	4,270,835	4,256,373
Series D, $0.001 par value; $67,613,863 liquidation value at December 31, 2013; 198,217,972 shares authorized; 143,737,467 and 109,227,291 shares issued and outstanding at December 31, 2013 and 2012, respectively	35,803,437	25,893,415

Total redeemable convertible preferred stock	50,868,299	40,925,327
Stockholders’ deficit:
Common stock, $0.001 par value: 324,763,566 shares authorized; 10,503,643 and 10,353,643 shares issued and outstanding, respectively, at December 31, 2013; 10,409,590 and 10,259,590 shares issued and outstanding, respectively, at December 31, 2012	10,354	10,260
Distributions in excess of capital	(3,976,969)	(1,647,159)
Treasury stock – 150,000 shares, at cost	(75,000)	(75,000)
Accumulated deficit	(54,210,295)	(42,440,876)

Total stockholders’ deficit	(58,251,910)	(44,152,775)

Total liabilities and stockholders’ deficit	$4,397,847	$8,432,989

See notes to financial statements

HTG Molecular Diagnostics, Inc.

Statements of Operations

	December 31,
	2013	2012
		(restated)
Revenue
Product	$771,478	$47,500
Service	953,184	1,845,764
Other	518,410	587,584

Total revenue	2,243,072	2,480,848
Cost of revenue	2,246,898	1,816,223

Gross (loss) margin	(3,826)	664,625
Operating expenses
Selling, general and administrative	7,714,030	7,289,024
Research and development	4,197,610	3,924,460

Total operating expenses	11,911,640	11,213,484

Operating loss	(11,915,466)	(10,548,859)
Income from change in stock warrant valuation	161,089	23,870
Interest expense	(211,872)	(251,076)
Loss on extinguishment of NuvoGen obligation	—	(2,008,663)
Other income, net	196,830	10,717

Net loss before income taxes	(11,769,419)	(12,774,011)
Income taxes	—	—

Net loss	(11,769,419)	(12,774,011)
Accretion of stock issuance costs	(151,496)	(109,764)
Accretion of Series D preferred stock dividends	(2,270,426)	(1,398,862)

Net loss attributable to common stockholders	$(14,191,341)	$(14,282,637)

Net loss per share attributable to common stockholders, basic and diluted	$(1.37)	$(1.41)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,333,530	10,139,328

See notes to financial statements

HTG Molecular Diagnostics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	Redeemable Convertible Preferred Stock										Common Stock		Distributions In excess of Capital	Treasury Stock	Accumulated Deficit	Total
	Series A		Series B		Series C-1		Series C-2		Series D
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2012 (restated)	1,292,084	$1,397,283	11,919,624	$3,784,184	16,240,450	$5,575,568	19,104,610	$4,241,925	74,078,788	$16,856,451	10,024,180	$10,024	$(204,083)	$(75,000)	$(29,666,865)	$(29,935,924)
Issuance of preferred stock Series D, net of issuance cost of $132,717	—	—	—	—	—	—	—	—	35,148,503	7,561,290	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	314,160	314	8,280	—	—	8,594
Return of restricted stock	—	—	—	—	—	—	—	—	—	—	(78,750)	(78)	78	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	57,192	—	—	57,192
Accretion of redeemable convertible preferred stock issuance costs	—	2,198	—	5,756	—	10,550	—	14,448	—	76,812	—	—	(109,764)	—	—	(109,764)
Accretion of Series D redeemable convertible preferred stock dividend	—	—	—	—	—	—	—	—	—	1,398,862	—	—	(1,398,862)	—	—	(1,398,862)
Net loss (restated)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,774,011)	(12,774,011)

Balance at December 31, 2012 (restated)	1,292,084	1,399,481	11,919,624	3,789,940	16,240,450	5,586,118	19,104,610	4,256,373	109,227,291	25,893,415	10,259,590	10,260	(1,647,159)	(75,000)	(42,440,876)	(44,152,775)
Issuance of preferred stock Series D, net of issuance cost of $33,227	—	—	—	—	—	—	—	—	34,510,176	7,521,050	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	94,053	94	4,015	—	—	4,109
Return of restricted stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	88,097	—	—	88,097
Accretion of redeemable convertible preferred stock issuance costs	—	2,196	—	5,750	—	10,542	—	14,462	—	118,546	—	—	(151,496)	—	—	(151,496)
Accretion of Series D redeemable convertible preferred stock dividend	—		—		—		—		—	2,270,426	—	—	(2,270,426)	—	—	(2,270,426)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,769,419)	(11,769,419)

Balance at December 31, 2013	1,292,084	$1,401,677	11,919,624	$3,795,690	16,240,450	$5,596,660	19,104,610	$4,270,835	143,737,467	$35,803,437	10,353,643	$10,354	$(3,976,969)	$(75,000)	$(54,210,295)	$(58,251,910)

See notes to financial statements

HTG Molecular Diagnostics, Inc.

Statements of Cash Flows

	December 31,
	2013	2012
		(restated)
Operating activities
Net loss	$(11,769,419)	$(12,774,011)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	315,086	222,626
Amortization of discount on NuvoGen agreement	210,156	229,494
Loss on extinguishment of NuvoGen note	—	2,008,663
Bad debt expense	36,300	16,950
Share-based compensation	88,097	57,192
Change in preferred warrants valuation	(161,089)	(23,870)
Change in provision for excess inventory	—	238,563
Changes in operating assets and liabilities:
Accounts receivable	(456,435)	1,711,356
Inventory	(621,052)	(78,187)
Prepaid expenses and other	38,245	(138,331)
Accounts payable	146,897	(2,252)
Accrued liabilities and other	308,867	(149,963)
Deferred revenue	41,190	1,836

Net cash used in operating activities	(11,823,157)	(8,679,934)
Investing activities
Purchase of property and equipment	(777,767)	(69,010)

Net cash used in investing activities	(777,767)	(69,010)
Financing activities
Proceeds from exercise of stock options	4,109	8,594
Repayment of NuvoGen obligation	(425,000)	(400,000)
Proceeds from sale of Series D preferred stock, net of issuance costs	7,521,050	7,561,288

Net cash provided by financing activities	7,100,159	7,169,882

Decrease in cash and cash equivalents	(5,500,765)	(1,579,062)
Cash and cash equivalents at beginning of year	7,316,054	8,895,116

Cash and cash equivalents at end of period	$1,815,289	$7,316,054

Noncash investing and financing activities
Accretion of preferred stock issuance costs	$151,496	$109,764
Accretion of dividends on Series D preferred stock	$2,270,426	$1,398,862
Purchase of equipment through a capital lease obligation	$—	$146,213
Supplemental cash flow information
Cash paid for interest	$—	$—

See notes to financial statements

HTG Molecular Diagnostics, Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Background

HTG Molecular Diagnostics, Inc. (the “Company”) is a commercial stage company that developed and markets a novel technology platform to facilitate the routine use of complex molecular profiling. The Company’s HTG Edge platform, consisting of instrumentation, consumables and software analytics, is used in sample profiling applications including tumor profiling, molecular diagnostic testing and biomarker development. The Company’s HTG Edge platform automates the molecular profiling of genes and gene activity using its proprietary nuclease protection chemistry on a wide variety of biological samples. The Company derives revenue from the sale of instruments, consumables and related services.

The Company operates in one segment and its customers are primarily located in the United States. During the years ended December 31, 2013 and 2012, approximately 14% and 8%, respectively, of the Company’s revenue was generated from sales to customers located outside of the United States.

Liquidity

As of December 31, 2013, the Company had available cash and cash equivalents of approximately $1.8 million and obtained an additional $7.5 million of proceeds from the Series E Preferred Stock offering in February 2014 and $11.0 million under a term loan agreement with two lending institutions in August 2014. The Company has had recurring operating losses since inception and has an accumulated deficit of approximately $54.2 million as of December 31, 2013. The Company believes that current cash and cash equivalents and August 2014 borrowings will be sufficient to meet the Company’s current anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations, for at least the next 12 months. If needed, the Company has the ability to strategically reduce its fixed operating costs. The Company will need to raise additional capital until its revenue reaches a level to provide for self-sustaining cash flows. There can be no assurance that additional equity or debt financing will be available on acceptable terms, if at all.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include revenue recognition, stock-based compensation expense, the value of the warrant liability, the resolution of uncertain tax position, income tax valuation allowances, recovery of long-lived assets and provisions for doubtful accounts, inventory obsolescence and inventory valuation. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and money market instruments.

Accounts Receivable, net

Accounts receivable represent valid claims against debtors and have been reported net of an allowance for doubtful accounts of $36,300 and $0 at December 31, 2013 and December 31, 2012, respectively. Management reviews accounts receivable to identify where collectability may not be probable based on the specific identification method. Bad debt expense was $36,300 and $16,950 for the years ended December 31, 2013 and 2012, respectively.

Fair Value of Financial Instruments

The carrying values of financial instruments classified as current assets and current liabilities approximate fair value due to their liquidity and short-term nature.

Inventory, net

Inventory, consisting of raw materials and finished goods, is stated at the lower of cost (first-in, first-out) or market. The Company writes down its inventory for estimated obsolescence, or unmarketable inventory, in an amount equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not reversed subsequently to income, even if circumstances later suggest that increased carrying amounts are recoverable.

For the years ended December 31, 2013 and 2012, the Company recorded a decrease in the inventory reserve of $650 and an inventory impairment of $238,563, respectively, to adjust for estimated obsolescence. These amounts are recorded within cost of revenues for each year.

Included in inventory are HTG Edge instrument finished goods under evaluation at customer locations under evaluation agreements. Equipment that is under evaluation for purchase remains in inventory. Generally, the Company permits instruments to be evaluated for a period up to 90 days at which time management determines whether to extend the evaluation period or have the equipment returned to the Company. When management decides to extend the valuation period for a longer term to a small number of customers, the Company transfers the equipment to evaluation equipment, a long-term asset, and depreciates the asset over its estimated life of five years. At December 31, 2013 and 2012, the Company did not have any equipment under evaluation for over 90 days.

Property and Equipment, net

Property and equipment are stated at historical cost and depreciated over their useful lives, which range from three to five years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease term or the estimated useful life. Depreciation and leasehold improvement amortization expense was $268,337 and $175,877 for the years ended December 31, 2013 and 2012, respectively.

Costs incurred in the development and installation of software for internal use are expensed or capitalized, depending on whether they are incurred in the preliminary project stage (expensed), application development stage (capitalized), or post-implementation stage (expensed). Amounts capitalized following project completion are amortized on a straight-line basis over the useful life of the developed asset, which is generally three years. Amortization expense for capitalized software costs was $46,749 and $46,749 for the years ended December 31, 2013 and 2012, respectively.

Stock Issuance Costs

Certain costs incurred in connection with the issuance of the Company’s Redeemable Convertible Preferred Stock (“Preferred Stock”) have been deferred and are being accreted. Stock issuance costs are accreted through a charge to distributions in excess of capital using the effective interest method. Accretion was $151,496 and $109,764 for the years ended December 31, 2013 and 2012, respectively.

Deferred Revenue

Deferred revenue represents cash receipts for products or services to be provided in future periods. When products are delivered or services are rendered, deferred revenue is then recognized as earned.

Revenue Recognition

The Company recognizes revenue from the sale of instruments, consumables and related services when the following four basic criteria are met: (1) a contract has been entered into with a customer or persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable, and (4) collectability is reasonably assured.

Sale of instruments and consumables

Instrument product revenue is generally recognized upon installation and calibration by our field service engineers, unless the customer has specified any other acceptance criteria. The sale of instruments and related installation and calibration are considered to be one unit of accounting, as instruments are required to be professionally installed and calibrated before use. Installation generally occurs within a week of shipment.

Consumables are considered to be separate units of accounting as they are sold separately. Consumables revenue is recognized upon transfer of ownership, which is generally upon shipment. The Company’s standard term and conditions provide that no right of return exists for instruments or consumables.

When a contract involves multiple elements, the items included in the arrangement (deliverables) are evaluated to determine whether they represent separate units of accounting. The Company performs this evaluation at the inception of an arrangement and as each item is delivered in the arrangement. Generally, the Company accounts for a deliverable (or a group of deliverables) separately if the delivered item has stand-alone value to the customer, the customer is given a general right of return relative to the delivered item, and delivery or performance of the undelivered item or service is probable and substantially in the Company’s control. When multiple elements can be separated into separate units of accounting, arrangement consideration is allocated at the inception of the arrangement, based on each deliverables’ relative selling price. All revenue from contracts determined not to have separate units of accounting is recognized based on consideration of the most substantive delivery factor of all the elements in the contract.

Service Revenue

For contracts related to custom panel design services and sample processing, the Company utilizes a proportional performance revenue recognition model, under which revenue is recognized as performance occurs based on the relative outputs of the performance that have occurred up to that point in time under the respective agreement. The Company includes all applicable costs incurred related to custom panel design services, including research and development costs and general and administrative expenses, in cost of revenue.

The Company also provides contract research services under cost plus fixed fee government contracts. Revenue is recognized under government contracts using the percentage-of-completion method of accounting. Under the percentage-of-completion method, contract research revenue is recognized as the work progresses and services are rendered and costs are incurred. The fixed fee is recognized in proportion to costs incurred compared to total estimated costs. The Company includes all applicable costs incurred from government contracts, including general and administrative expenses on government contracts, in cost of revenue.

Anticipated losses, if any, on contracts are charged to earnings as soon as they are identified. Anticipated losses cover all costs allocable to contracts. Revenue arising from claims or change orders is recorded either as income or as an offset against a potential loss only when the amount of the claim can be estimated and its realization is probable.

Other Revenue

Other revenue includes license and grant revenue.

License revenue is generated from the licensing of the Company’s internally developed intellectual property to third parties. The revenue may be generated by nonrefundable up-front payments and license fees, milestone and other contingent payments, or royalties based on sales of commercialized products. Licensing fees are recognized on a straight-line basis over the term of the license agreement for agreements requiring specific continuing performance obligations with deferral of all or a portion of these fees. If it cannot be concluded that a license fee is fixed or determinable at the outset of an arrangement, amounts are recognized as income as payments from third parties become due. Licensing fees, included in other revenue, totaled $0 and $141,667 for the years ended December 31, 2013 and 2012, respectively.

Grant revenue, including amounts received under the Qualifying Therapeutic Discovery Project program administered under Section 48D of the Internal Revenue Code, are earned when expenditures relating to the projects under these awards are incurred.

Product Warranty

The Company generally sells products with a limited product quality warranty that is guaranteed by the Company’s third-party instrument manufacturers. The Company occasionally sells products with warranties that extend beyond the manufacturer’s guarantee. The Company maintains the primary obligation for extended warranties. When extended warranties are sold, the revenue is deferred until the standard warranty expires and then is recognized over the term of the extended warranty. The Company also sells products with a one-year warranty as guaranteed by the Company. The Company had a low rate of extended warranty claims for the years ended December 31, 2013 or 2012.

Research and Development Expenses

Research and development expenses represent both costs incurred internally for research and development activities as well as costs incurred externally to fund research activities. All research and development costs are expensed as incurred. Nonrefundable advance payments pursuant to an executory contract and which have no alternative future use are capitalized and recorded as expense when the respective product or services are delivered.

Shipping and Handling Costs

The Company records shipping and handling costs paid by customers as revenue. Likewise, the actual costs for shipping and handling are charged to cost of revenue.

Advertising

All costs associated with advertising and promotions are expensed as incurred. The amount of advertising and promotion expense was $66,649 and $28,571 for the years ended December 31, 2013 and 2012, respectively.

Share-Based Compensation

The Company recognizes expense for share-based payments, including grants of stock options and restricted stock awards, based on the fair value of awards on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes option pricing model is affected by the fair value of the Company’s stock price and a number of assumptions, including volatility, expected term, risk-free interest rate, and dividend yield.

The Company recognizes compensation cost for share-based payment awards with service conditions that have a graded vesting schedule on a straight-line basis over the requisite service period. However, the amount of compensation cost recognized at any time generally equals the portion of grant-date fair value of the award that is vested at that date, net of estimated forfeitures. If the actual forfeitures differ from the Company’s estimates, compensation expense is adjusted. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods on a cumulative basis in the period the estimated forfeiture rate changes. The Company considered its historical experience of pre-vesting option forfeitures as the basis to arrive at its estimated pre-vesting option forfeiture rate of 10.4% and 15.7% per year for the years ended December 31, 2013 and 2012, respectively. The Company reports cash flows resulting from tax deductions in excess of the compensation cost recognized from those options (excess tax benefits) as financing cash flows, if they should arise.

The Company uses fair value to account for restricted stock awards. The restricted stock awards are valued based on management’s valuation of the common stock price on the date of grant and amortized ratably over the life of the award.

For share-based payments to nonemployee consultants, the fair value of the share-based consideration issued is used to measure the transaction, as the Company believes this to be a more reliable measure of fair value than the services received. The fair value of the award is measured at the fair value of the Company’s stock options on the date that the commitment for performance by the nonemployee consultant has been reached or performance is complete. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis.

Black-Scholes assumptions used to calculate the fair value of options granted during the years ended December 31 were as follows:

	2013	2012
Fair value of common stock	$0.02	$0.02
Risk-free interest rate	1.02% – 1.76%	0.94% – 1.40%
Expected volatility	70%	65%
Expected term	6 years	7 years
Expected dividend yield	—%	—%

The Black-Scholes option pricing model was developed for use in estimating the fair value of short-traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of assumptions. The volatility assumption is based on the volatility of publicly traded industry competitors and adjusted for future expectations. The expected term of options is based on the utilization of the simplified method, which utilizes the contract term and vesting period to derive the expected term. The Company has elected to use the simplified method because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to its equity shares not being publicly traded. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the stock option grant. The Company does not anticipate paying a dividend, and, therefore, no expected dividend yield was used.

Share-based compensation cost amounted to the following:

	Year Ended December 31,
	2013	2012
Selling, general and administrative	$67,367	$49,336
Research and development	20,730	7,856

	$88,097	$57,192

The weighted-average fair value of stock options granted was $0.01 for the years ended December 31, 2013 and 2012. As of December 31, 2013, total unrecognized compensation cost related to stock-based compensation awards was approximately $155,443, which is expected to be recognized over approximately four years.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established against net deferred tax assets for the uncertainty it presents of the Company’s ability to use the net deferred tax assets, in this case the net operating tax loss carryforwards and research and development tax credits in the future. In assessing the realizability of net deferred tax assets, the Company assesses the likelihood that net deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. The Company records the valuation allowance in the period the Company determines it is “more likely than not” that net deferred tax assets will not be realized. For the years ended December 31, 2013 and 2012, the Company has provided a full valuation allowance for all net deferred tax assets due to their current realization being considered remote in the near term. The Company accounts for uncertain tax position taken or expected to be taken in a tax return using the more-likely-than-not threshold for financial statement recognition and measurement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No material uncertain tax positions have been identified or recorded in the financial statements as of December 31, 2013 and 2012.

Concentration Risks

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and uncollateralized accounts receivable. The Company maintains the majority of its cash balances in the form of cash deposits in bank checking and money market accounts in amounts in excess of federally insured limits. Management believes, based on the quality of the financial institution, that the credit risk with regard to these deposits is not significant.

The Company sells its instruments, consumables, sample processing services, custom panel design services and contract research services primarily to biopharmaceutical companies, academic institutions and molecular labs. The Company routinely assesses the financial strength of its customers and credit losses have been minimal to date.

Approximately 14% and 10% of the Company’s revenue was derived from two customers for the year ended December 31, 2013 and 17% and 14% were derived from two customers for the year ended December 31, 2012. One customer accounted for approximately 22% and 68% of the Company’s net accounts receivable at December 31, 2013 and 2012, respectively. The Company derived 23% and 18% of its total revenue from grants and contracts, primarily from one organization, during the years ended December 31, 2013 and 2012, respectively.

The Company currently relies on a single vendor to manufacture its HTG Edge processor and reader and additional single suppliers to supply subcomponents used in the processor. A loss of any of these suppliers could significantly delay the delivery of HTG Edge systems, which in turn would materially affect the Company’s ability to generate revenue.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Although the Company has accumulated losses since inception, the Company believes the future cash flows will be sufficient to exceed the carrying value of the Company’s long-lived assets. There were no impairments of long-lived assets during the years ended December 31, 2013 and 2012.

New Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”), to require that in certain cases, an unrecognized tax benefit, or portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward when such items exist in the same taxing jurisdiction. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not believe the adoption of this standard will have a significant impact on the Company’s financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.

The revised revenue standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Going Concern (“ASU 2014-15”). ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not believe the adoption of this standard will have a significant impact on the Company’s financial statements.

Reclassifications

Certain reclassifications were made to the prior year financial statements to conform to current year presentation.

Subsequent Events

The Company has evaluated events occurring subsequent to the end of the year and determined that, other than as disclosed elsewhere in these notes, there were no other material events that require recognition or disclosure in the financial statements. In the preparation of the accompanying financial statements, the Company has evaluated subsequent events through September 23, 2014, the date the financial statements were issued.

2. Fair Value of Financial Instruments

Fair value measurements used by the Company for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements are based on the premise that fair value represents an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy has been used in determining the input used in measuring fair value:

Level 1 –	Quoted process in active markets for identical assets or liabilities on the reporting date. Financial assets in Level 1 include the amounts held in money market accounts classified as cash equivalents.

Level 2 –	Pricing inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Pricing inputs are generally unobservable and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management’s judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using factors that involve considerable judgment and interpretations, including but not limited to private and public comparables, third-party appraisals, discounted cash flow models, and fund manager estimates. Financial liabilities in this category include the Company’s preferred stock warrants.

The following table provides information about the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012, respectively:

	Balance at December 31, 2013	Level 1	Level 2	Level 3	Balance at December 31, 2012	Level 1	Level 2	Level 3
Asset included in:
Money Markets	$1,756,958	$1,756,958	$—	$—	$7,277,925	$7,277,925	$—	$—
Liabilities:
Preferred Stock warrants	$44,120	$—	$—	$44,120	$205,209	$—	$—	$205,209

There are no other financial instruments subject to fair value measurement on a recurring basis.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for either of the years ended December 31, 2013 or 2012. The Company used the Black-Scholes option pricing model and other valuation models for measuring the fair value of its Level 3 preferred stock warrant liabilities.

The Company’s Preferred Stock warrants were categorized as Level 3 because they were valued based on unobservable inputs and management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. The Company performed a fair value assessment of the preferred stock warrant inputs on a quarterly basis using the Black-Sholes option pricing model. See Note 6 for the valuation technique and related unobservable inputs for the Level 3 measurements.

The assumptions used in the Black-Scholes option pricing model are inherently subjective and involve significant judgment. Any change in the fair value was recognized as a component of other income (expense) in the statements of operations.

A reconciliation of the beginning and ending liabilities measured at fair value on a recurring basis using Level 3 inputs are as follows:

	December 31
	2013	2012
Beginning balance	$205,209	$229,079
Additions	—	—
Unrealized (gains)	(161,089)	(23,870)

Ending balance	$44,120	$205,209

3. Inventory

Inventory consisted of the following as of the date indicated:

	December 31,
	2013	2012
Raw materials	$203,201	$115,171
Work in process	3,117	52
Finished goods	537,853	7,896

	$744,171	$123,119

4. Accrued Liabilities

Accrued liabilities consist of the following:

	Year Ended December 31,
	2013	2012
Employee compensation and benefits	$766,997	$407,248
Professional fees	74,322	90,000
Other accrued liabilities	194,829	133,580

	$1,036,148	$630,828

5. Term Loan and Line of Credit

In December 2008, the Company entered into a $750,000 note payable (“Term Loan”) with a financial institution, which was repaid in 2011. In conjunction with the execution of the Term Loan, the Company also issued the financial institution a warrant (“Term Warrant”) to purchase 157,912 shares of the Company’s Series C-2 Redeemable Convertible Preferred Stock (the “Series C-2 Stock”) for $0.2256 per share. The Company has accounted for the Term Warrants as liabilities as the Term Warrants are indexed to shares that could be redeemed for cash outside the control of the Company. The Company allocated the total cash proceeds to the Term Loan and Term Warrant as a discount to be accreted over the term of the loan which, which was repaid during 2011, using the effective interest method.

On November 18, 2011, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company a line of credit for up to the lesser of $1,000,000 or 80% of the Company’s eligible domestic trade receivables and provided for a non-formula maximum borrowing amount of $750,000. The line of credit had no balance outstanding at December 31, 2011, and was set to mature on November 18, 2012. The line of credit bore interest at the prime rate plus 2.75% for any funds borrowed against the line. The line of credit also required the Company to maintain compliance with specific financial reporting requirements, a liquidity ratio, minimum net loss requirements, and other financial covenants.

On May 10, 2012, the Company entered into a forbearance agreement with the financial institution whereby the financial institution agreed to forbear its rights and remedies against a default of a maximum loss covenant pursuant to its loan and security agreement with the Company.

On July 12, 2012, the Company amended and restated its loan and security agreement with the financial institution to provide for a reduced non-formula maximum borrowing amount of $375,000 and a single liquidity covenant.

On November 16, 2012, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the maturity date of its loan and security agreement with the Company to December 30, 2012.

On December 31, 2012, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company’s line of credit until December 30, 2013, increased the non-formula maximum borrowing amount to $500,000 and modified the single compliance covenant to a minimum cash covenant which provided that the Company’s unrestricted cash and cash equivalents net of borrowing with the financial institution must at all times be $1,500,000 or more through the maturity of the amended and restated loan agreement. At December 31 2012, the Company had no balance outstanding and was in compliance with all covenants. At December 30, 2013, the loan agreement expired and no amounts were available for borrowing.

On January 17, 2014, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution no longer required the minimum cash covenant, and extended the Company’s line of credit until March 31, 2014, subject to the Company raising net proceeds of at least $5,000,000 in equity financing, and provided for an increase in the non-formula maximum borrowing amount to $750,000. On February 4, 2014 the Company raised in excess of $5,000,000 in equity financing from the sale of Series E redeemable convertible preferred stock (See Note 7).

On April 9, 2014, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company’s line of credit until June 29, 2014.

On July 25, 2014 the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company’s line of credit until August 15, 2014.

In August 2014, the Company entered into an asset-secured growth capital term loan (the “Growth Term Loan”) with a syndicate of two lending institutions. $11,000,000 was funded at closing with a second tranche of $5,000,000 available through June 30, 2016, subject to satisfaction of at least one of two milestones, including raising a minimum of $30,000,000 in net proceeds from an initial public offering of the Company’s common stock or achieving a minimum trailing six month revenue target. The Growth Term Loan bears interest at prime plus 5.25%, which as of August 22, 2014 was 8.50%, and matures in September 2018 and, at least through September 2015, is payable in monthly interest-only payments. The interest-only payment period is extendable through January 31, 2016, upon funding of the second tranche prior to September 1, 2015. Following the interest-only payment period, equal monthly payments of principal and interest amortized over the remaining term of the loan are due. The Growth Term Loan requires the Company to maintain compliance with specific reporting covenants and does not require financial covenants. The Growth Term Loan is secured by a lien covering substantially all of our assets, excluding patents, trademarks, and other intellectual property rights (except for rights to payment related to the sale, licensing or disposition of such intellectual property rights) and certain other specified property. We paid a facility fee of $320,000 for access to the Term Loans and will be required to pay a final payment of 3.75% of the total amount borrowed. The agreement includes warrants to purchase 2,512,562 shares of Series E Redeemable Convertible Preferred Stock at a price of $0.2189 per share or at the purchase price of the next round of equity sold if no further shares of Series E Redeemable Convertible Preferred Stock (the “Series E Stock”) are sold. The warrants to purchase shares of Series E Convertible Preferred Stock expire on August 22, 2024.

The principal repayments due under the term loan as of December 31, 2013, are as follows:

2014	$—
2015	813,715
2016	3,432,771
2017	3,736,197
2018	3,017,317

$11,000,000

6. Warrants

Common Stock Warrants

In March 2009, the Company entered into a nonexclusive license agreement for certain intellectual property assets with the University of Arizona (the “University”). The license agreement grants the Company the nonexclusive right to use certain technologies related to prognostic gene identification for lymphoma. The term of the license is for the period of the licensed intellectual property’s remaining life of approximately 20 years. As consideration for entering into this agreement, the Company granted the University a fully vested warrant (the “University Warrant”) to acquire 100,000 shares of the Company’s Common Stock for $0.06 per share. The University Warrant expires in March 2019. The warrant can be put back to the Company beginning in January 2019 at the option of the University for cash equal to the then-fair market value of 100,000 shares of Common Stock, less the aggregate exercise price of the University Warrant at the date of the put.

If the fair market value of Common Stock is in excess of the exercise price of the University Warrant at March 2019, the Company will automatically repurchase the University Warrant for a price equal to the difference between the then fair market value of Common Stock and the University Warrant’s exercise price. The University Warrant has been accounted for as a liability due to a cash redemption feature that is outside the control of the Company. However, as of December 31, 2013 and 2012, the fair value of the University Warrant liability was deemed to be insignificant based on the current fair value of Common Stock.

Preferred Stock Warrants

In December 2008, the Company issued a Term Warrant, in connection with the issuance of a Term Loan, to purchase 157,912 shares of Series C-2 Stock (the “Series C-2 Warrants”) (see Note 5). At December 31, 2013 and 2012, the fair value of the Series C-2 Warrants was $1,942 and $4,106, respectively.

In connection with the 2003 Series B Redeemable Convertible Preferred Stock financing, the Company issued warrants to purchase 580,639 of Series B Redeemable Convertible Preferred Stock (the “Series B Stock” and together with the Series A Redeemable Convertible Preferred Stock and the Series C Stock, the “Series A/B/C Stock”) at $0.31 per share (the “Series B Warrants”). The Series B Warrants expired during 2013. At December 31, 2013 and 2012, the fair value of the Series B Warrants was $0 and $17,942, respectively.

In connection with the 2007 Series C-1 Preferred Stock financing, the Company issued warrants to a customer and majority shareholder of the Company’s Series C-1 Redeemable Convertible Preferred Stock (the “Series C-1 Stock” and together with the Series C-2 Stock, the “Series C Stock”) to purchase up to an aggregate of 2,365,500 shares of Series C-1 Stock at $0.346 per share (the “Holder Warrants”). The contractual expiration was December 2013 but the Holder Warrants only vested if the Company exceeded a certain level of sales to the majority shareholder during the three-year period ending December 31, 2009. In July 2009, this three-year performance period was extended to December 31, 2011. Prior to 2011, the probability of the Company meeting the sales targets was remote and therefore no previous liability had been recorded for the Holder Warrants.

Also in connection with the 2007 Series C-1 Stock financing, the Company issued warrants to purchase an aggregate of 1,290,350 of Series C-1 Stock at $0.346 per share (together with the Holder Warrants, the “Series C-1 Warrants”). At December 31, 2013 and 2012, the fair value of the Series C-1 Warrants related to Series C-1 Stock was $24,388 and $51,485, respectively.

The Company has accounted for the Series B Warrants, Series C-1 Warrants and C-2 Warrants as liabilities as such warrants are indexed to shares that could be redeemed for cash outside the control of the Company. The Company allocated the total proceeds to the related financial instruments and warrants based on their relative fair values. The Company neither applied the residual method nor reflected the value as a discount to the preferred stock, any differences were immaterial.

In connection with the issuance of convertible notes, the Company issued detachable warrants (“Convertible Note Warrants” and together with the Series B Warrants and Series C Warrants, the “Preferred Warrants”), after amendment, exercisable into 10% of the future shares of the Company’s next equity financing as issued upon conversion of principal of the convertible notes, ultimately into the Series D Convertible Preferred Stock. The Company issued 794,184 warrants to purchase shares of Series D Redeemable Convertible Preferred Stock (the “Series D Stock”) at $0.01 per share and which expire in July 2020. The Company allocated the total cash proceeds of the Convertible Notes and Convertible Note Warrants based on their relative fair values, which approximates residual value. The relative fair value of the Convertible Note Warrants was recorded as a discount on the Convertible Notes to be accreted over the term of the Convertible Notes using the effective interest method. The Company has accounted for the Convertible Note Warrants as liabilities as the Convertible Note Warrants are indexed to shares that could be redeemed for cash outside the control of the Company. At December 31, 2013 and 2012, the fair value of the Convertible Note Warrants was $17,790 and $131,676, respectively.

The Series C-1 preferred stock warrants and the Series D preferred stock warrants will terminate upon the closing of an initial public offering if not exercised prior to or contemporaneously with the closing of an initial public offering. The Series C-2 preferred stock warrant is subject to anti-dilution adjustments and will expire by its terms on December 24, 2015, provided that the warrant will be automatically exercised on a cashless basis upon expiration if not previously exercised if the fair market value of a share of the Company’s common stock exceeds the per share exercise price.

On August 22, 2014, in connection with the Company’s entry into the loan agreement with Oxford Finance LLC and Silicon Valley Bank, the Company issued to the lenders Series E preferred stock warrants exercisable for an aggregate of 2,512,562 shares of Series E preferred stock at a price of $0.2189 per share. The warrants provide for cashless exercise at the option of the holders, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications, consolidations or dilutive issuances. In connection with the completion of this offering, the Series E preferred stock warrants will become exercisable for an aggregate of 2,512,562 shares of the Company’s common stock at an exercise price of $0.2189 per share. The Series E preferred stock warrants expire by their terms on August 22, 2024, provided that the warrant will be automatically exercised on a cashless basis upon expiration if not previously exercised if the fair market value of a share of the Company’s common stock exceeds the per share exercise price.

Warrants outstanding for the purchase of the Company’s redeemable convertible preferred stock at December 31, 2013 are as follows:

			Shares
Series	Expiration Date	Exercise Price	2013	2012
Series B	September 2012 – December 2013	$0.30 – $0.31	—	580,639
Series C-1	May 2017	0.346	1,290,350	1,290,350
Series C-2	December 2015	0.2256	157,912	157,912
Series D	July 2020	0.01	794,184	794,184

			2,242,446	2,823,085

Subsequent adjustments to the fair value of the Preferred Warrants resulted in an unrealized loss of $161,089 and $23,870 for the years ended December 31, 2013 and 2012, respectively, from the change in determined fair value.

The Preferred Warrants were valued using the Black-Scholes option pricing model utilizing the following assumptions at December 31:

	2013	2012
Fair value of Series A/B/C Stock and Series D Stock shares on grant date or measurement date	$0.02 – $0.12	$0.05 – $0.19
Exercise price	$0.01 – $0.346	$0.01 – $0.346
Expected risk-free interest rate	.80%	0.50%
Expected volatility	70%	65%
Expected term	3.1 years	3.5 years
Expected dividend yield	0 – 8%	0 – 8%

The volatility assumption is based on the volatility of publicly traded industry competitors as adjusted for future expectations. The expected term was based on the Company’s historical experience and future expectations with regard to the exercise of the Preferred Warrants and the probability of conversion of the underlying Preferred Stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the warrants. The fair value of the Company’s Redeemable Convertible Preferred Stock was determined by a valuation model that considered both income and market-based valuations of the Company’s enterprise value.

The expected dividend yield is consistent with the dividend rate on the Company’s redeemable convertible preferred stock.

At December 31, 2013 and 2012, none of the Preferred Warrants issued had been exercised and 2,242,446 and 2,823,085 were exercisable, respectively.

In August 2014, in connection with the issuance of the Growth Term Loan, the Company issued warrants to purchase 2,512,562 shares of Series E Stock at $0.2189 per share, or the next round of equity if no further shares of Series E Stock are sold. The warrants expire on August 22, 2024.

7. Redeemable Convertible Preferred Stock

On December 31, 2010, the Company entered into, and subsequently amended, a Series D Convertible Preferred Stock Purchase Agreement to issue up to 74,872,972 shares of Series D Stock at a price of $0.2189 per share. On February 18, 2011, the Company issued 45,728,641 shares of Series D Stock for gross proceeds of $10,010,000, and on June 9, 2011, the Company issued an additional 20,054,816 shares of Series D Stock for gross proceeds of $4,390,000. In conjunction with the February 18, 2011 closing, all the Company’s convertible notes outstanding plus accrued interest were converted into shares of Series D Stock. Concurrent with the issuance of the Series D Stock, the Company also amended its certificate of incorporation to extend the redemption date of the Series A/B/C Stock to occur simultaneously with the Series D Stock redemption date of February 17, 2016. The extension of the Series A/B/C Stock redemption dates was accounted for as a modification of an equity instrument and did not result in additional consideration being provided to the holders of Preferred Stock. As noted in Note 6, the Company issued warrants exercisable into Series D Stock in conjunction with the Convertible Note issuance and allocated the total cash proceeds to the Convertible Notes and Convertible Note Warrants based on their relative fair values, which approximates residual value. The Company additionally analyzed the issuance of warrants with the Series D Stock, noting there was no resulting beneficial conversion feature.

On November 2, 2012, the Company entered into a Second Series D Convertible Preferred Stock Purchase Agreement to issue up to 123,343,993 shares of the Company’s Series D Stock at a price of $0.2189 per share. On November 2, 2012, in an initial closing, the Company issued 34,515,756 shares of Series D Stock for gross proceeds of $7,555,499, and on December 20, 2012, the Company issued an additional 632,747 shares of Series D stock for gross proceeds of $138,508. Concurrent with the issuance of the Second Series D stock, the Company’s authorized shares were increased to 576,089,790 shares, consisting of 324,763,566 shares of Common Stock and 251,326,224 shares of preferred stock.

The Series A/B/C Stock and Series D Stock shares have a par value of $0.001. In the event of a liquidation of the Company (“Liquidation Event”), the holders of the Series A/B/C Stock and Series D Stock shareholders are entitled to receive preference to any distributions of the assets of the Company. The Series A/B/C Stock’s liquidation distribution is equal to the original purchase price of the shares plus any dividends declared but unpaid subject to antidilution adjustments.

The Series D Stock liquidation distribution is equal to two times the original issue price of the Series D Stock (the multiplier) plus any accrued but unpaid dividends whether or not declared, subject to antidilution adjustments. In the event of a Liquidation Event, payment of dividends, or share redemption, the Series D Stock shareholders have preference over the Series C-1 Stock, Series C-2 Stock, Series B Stock, Series A Redeemable Convertible Preferred Stock (the “Series A Stock”), and Common Stock shareholders. The Series C-1 Stock and Series C-2 Stock shareholders have preference over the Series B Stock, Series A Stock, and Common Stock shareholders, and the Series A Stock and Series B Stock shareholders have preference over the Common Stock shareholders. After the payment in full of all series preferred liquidation preferences, the holders of series preferred and common stock then outstanding will share ratably in the distribution of net assets of the Company available for distribution, with each share of series preferred being deemed, for such purpose, to be equal to the number of shares of common stock into which such is convertible the day before such distribution, provided that the Series D Stock maximum participation amount would not exceed four times the Series D Stock original issue price, or $0.8756. A Liquidation Event is considered to occur upon any reorganization, merger, consolidation, sale, or capital stock transfer, whereby the preferred stockholders of record prior to the transition will immediately, after the transaction, hold less than 50% of the voting power of the surviving entity. A majority of the Series A/B/C Stock shareholders and at least 60% of the Series D Stock shareholders may deem any of the aforementioned Liquidation Events as void by giving notice to the Company five days before the potential Liquidation Event. The Company is accreting up to the redemption amount and not the liquidation value, because additional amounts due under the liquidation rights are not considered probable at initial recording or at December 31, 2013 and 2012.

The Series A/B/C Stock and Series D Stock shares are convertible into Common Stock based on their original issue price, subject to certain antidilution adjustments, excluding any accrued but unpaid dividends. The shares of Series A/B/C Stock and Series D Stock may convert into Common Stock at any time at the option of the holder at the then-applicable conversion rate. The Series A/B/C Stock and Series D Stock will automatically be converted into Common Stock at the then-applicable conversion rate as of the earlier of the close of a firm commitment underwritten public offering resulting in gross proceeds to the Company of at least $30,000,000 and three times the Series D Stock original issue price, or at the election of the holders of a majority of the Series A/B/C Stock shareholders and at least 60% of the Series D Stock shareholders. All of the Series A/B/C Stock and Series D Stock share conversion prices are subject to adjustment if the Company issues any additional shares of Common Stock or preferred stock at a price less than the applicable Series A/B/C Stock and Series D Stock share conversion price in effect immediately prior to the issuance of Common Stock or Preferred Stock. None of these contingent conversion price adjustments resulted in a beneficial conversion feature at December 31, 2013 or 2012.

The Series A/B/C Stock and Series D Stock shares each have the right to redemption or their respective class of shares on a date beginning not prior to February 17, 2016 (the “Series D Preferred Stock Redemption Date”). In order to affect each respective redemption, the holders of at least 60% of the voting power of the then outstanding shares of Series D Stock need to vote in favor of a Series D Stock redemption and the holders of a majority of the voting power of the then outstanding shares of Series A/B/C Stock need to vote in favor of a Series A/B/C Stock redemption, respectively. The Series D Stock redemption value is equal to the Series D Stock original issue price per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) plus dividends declared but unpaid thereon together with any accruing dividends accrued but unpaid thereon, whether or not declared, with respect to such shares. The Series A/B/C Stock redemption value is equal to the respective series original issue price per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) plus dividends declared but unpaid thereon. If the Company does not have sufficient funds legally available to redeem all shares to be redeemed at any redemption date, it shall redeem as applicable (i) pro rata to Series D Stock, until all shares are redeemed, (ii) pro rata to Series C Stock, until all shares are redeemed, (iii) pro rata to Series A Stock and Series B Stock, until all shares are redeemed. If any shares to be redeemed remain outstanding, the Company shall redeem the remaining shares in accordance with the previous sentence as soon as sufficient funds are legally available. Due to the redemption feature, the preferred shares are recorded as mezzanine equity.

As of December 31, 2013, current Series A Stock, Series B Stock, Series C-1 Stock, Series C-2 Stock, and Series D Stock conversion ratios were 3.24, 1.20, 1.55, 1.01, and 1.00, respectively. If converted at December 31, 2013, all of the outstanding preferred shares would convert into 206,768,425 shares of Common Stock.

The Second Series D Preferred Stock Purchase Agreement provides that in the event that, on or before May 31, 2013, the Company has achieved each of certain milestones, including financial and strategic initiatives, as set forth in the purchase agreement, then an additional closing of shares of the Series D Stock are to be sold in a subsequent closing. The determination of whether the milestones have been met shall be made reasonably and in good faith by the Board of Directors. Subject to the receipt of written notice following confirmation that the milestones were satisfied and the required Board and shareholders approvals of the additional closing were obtained, each initial closing purchaser is obligated to purchase the same amount of shares in the additional closing as they did in the initial closing.

Pursuant to the conditions precedent in the Second Series D Stock Purchase Agreement pertaining to a subsequent closing, the Company’s Board of Directors waived any unmet milestones in a Board meeting held on May 14, 2013. This action included a Board Resolution which authorized the Company to enter into a waiver document which waived the milestones and related approvals required under the Second Series D Purchase Agreement for the subsequent closing and, in addition, the requisite Series D Stock shareholders also waived the subsequent closing obligation that required the purchasers of less than 2,000,000 shares of Second Series D Stock in the initial closing to purchase the same number of shares of Series D Stock in the subsequent closing and approved the Company moving forward with the subsequent closing.

On May 29, 2013, the Company issued an additional 34,510,176 shares of its Second Series D Stock pursuant to the Second Tranche of the Second Series D Convertible Preferred Stock Purchase Agreement for gross proceeds of $7,554,277. The Second Series D Stock was subsequently closed for the issuance of the additional, available shares in that agreement.

On February 4, 2014, the Company entered into the Series E Preferred Stock and Warrant Purchase Agreement (the “Series E Agreement”) authorizing the sale and issuance of up to 99,132,024 shares of its Series E Stock for $0.2189 per share and warrants (the “Series E Warrants”) to purchase up to an aggregate of 33,044,008 shares of Series E Stock at an exercise price of $0.001 per share. Pursuant to the Series E Agreement, up to 49,566,012 shares of Series E Stock together with Series E Warrants to purchase up to an aggregate of 16,522,004 shares of Series E Stock would be offered at one or more closings of a first tranche and the remainder of which will be offered in a second tranche. The Series E Agreement further provided that the amount of shares reserved for issuance under the 2011 Stock Option Plan be increased to 20% and required to be kept at that percentage with each subsequent equity financing.

As a result of the Series E Preferred Agreement, the Company’s authorized shares were increased to 600,000,000 shares of Common Stock and 472,083,383 shares of Preferred Stock.

On February 4, 2014 the Company issued 34,099,476 shares of Series E Stock pursuant to the Series E Agreement at a price per share of $0.2189 per share. Along with the shares of Series E Stock, one Series E Warrant was issued for every three shares of Series E Stock purchased with a purchase price of $0.0001 per Series E Warrant and an exercise price of $0.001 per share of Series E Stock for a total of 11,366,486 Series E Warrants. Each Series E Stock purchaser was required to exercise the Series E Warrant in a simultaneous transaction with the purchase of shares of Series E Stock. Together with the Series E Warrants, the issuance of shares of Series E Stock and Series E Warrants resulted in gross proceeds to the Company of $7,476,879.

On March 31, 2014, pursuant to a rights offering, the Company issued 354,062 shares of Series E Stock pursuant to the Series E Agreement at a price per share of $0.2189 per share. Along with the shares of Series E Stock, one Series E Warrant was issued for each three shares of Series E Stock purchased with a purchase price of $0.0001 per Series E Warrant and an exercise price of $0.001 per share of Series E Stock for a total of 118,017 Series E Warrants. Each Series E Stock purchaser was required to exercise the Series E Warrant in a simultaneous transaction with the purchase of shares of Series E Stock. Together with Series E Warrants, the issuance of shares of Series E Stock and Series E Warrants resulted in gross proceeds to the Company of $77,634. The Series E Agreement provides for a second tranche on or before November 30, 2014, contingent upon the achievement of certain milestones. Each share of Series E Stock is convertible into Common Stock at a one-for-one ratio.

The Series D Stock and Series E Stock accrue cumulative dividends at 8% per annum on the original issue price of $0.2189, whether or not declared by the Board of Directors. Cash dividends are only to be paid, however, upon declaration by the Board of Directors or upon the automatic conversion of the Company’s Preferred Stock. Dividends are accreted based on the number of days outstanding. At December 31, 2013 and 2012, the cumulative Series D Stock dividends were $4,685,599 and $2,415,173, respectively. The Series D Stock and Series E Stock accruing dividends may be paid in additional shares of Series D Stock or Series E Stock or in underlying common stock (on if converted method) if preferred shares are converted instead of cash if approved by the holders of at least 60% of the outstanding shares of Series E Stock, which approval has been obtained, subsequent to year end.

After payment of the accruing dividends above, any additional dividend payment (other than dividends on shares of Common Stock payable in shares of Common Stock approved by at least a majority of the Series E Directors) shall be distributed among the holders of the Preferred Stock and Common Stock then outstanding pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock at the then effective conversion prices). The Company cannot declare or pay any dividends on the Series A Stock, Series B Stock and Series C Stock or Common Stock (collectively, the “Junior Stock”) unless at the same time an equivalent or greater dividend is declared or paid on all outstanding shares of the Series D Stock and Series E Stock (the “Senior Preferred”), and all accruing dividends then accrued on outstanding shares of Senior Preferred have been paid in full. There were no dividends declared by the Board of Directors through December 31, 2013. The Series A/B/C Stock shareholders are also entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A/B/C Stock are convertible.

The following shares of redeemable convertible preferred stock have been issued by the Company as of December 31, 2013:

	Years Issued	Shares Issued	Net Proceeds
Series A Stock	2002 – 2004	1,292,084	$1,307,794
Series B Stock	2005 – 2006	11,919,624	3,542,237
Series C-1 Stock	2007	16,240,450	5,505,641
Series C-2 Stock	2008 – 2009	19,104,610	4,172,672
Series D Stock	2011 – 2013	143,737,467	30,947,548

The value of the Series A/B/C Stock and Series D Stock shares is recorded at the amount initially received on the date of issuance, adjusted for the accretion of issuance costs utilizing the effective interest method and the accretion of cumulative dividends.

The value of the Series A/B/C Stock and Series D Stock shares is recorded at the amount initially received on the date of issuance or upon conversion from debt, less any applicable discounts for issuance costs, adjusted for the accretion of discounts utilizing the effective interest method up to the redemption amount from the respective issuance date to the Series D Preferred Stock Redemption Date, and the accretion of cumulative dividends. The redemption value for Series A/B/C Stock agrees to the liquidation value on face of the balance sheet. The redemption value of Series D Stock is $36,149,731.

8. Stockholders’ Equity

Common Stock

Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 324,763,566 shares of Common Stock, $0.001 par value per share, at December 31, 2013. As of December 31, 2013 and 2012, 10,503,643 and 10,353,643 and 10,409,590 and 10,259,590 shares of Common Stock were issued and outstanding, respectively.

Each share of Common Stock is entitled to one vote. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions, no liability for further call or assessment, and are not entitled to cumulative voting rights.

Restricted Stock Awards

In January 2011, the Company granted a 180,000 share restricted stock award of Common Stock to a certain nonemployee director with a determined fair value of $3,600. The shares vest over 14 quarters and are subject to early exercisability. Any unvested shares can be repurchased at the option of the Company for $0.02 per share in the event that the nonemployee director voluntarily or involuntarily separates from the Company. The provision expires proportionally with the vesting of the award. The fair value of the restricted stock award is recognized as stock compensation expense over the vesting period. The nonemployee director resigned his directorship in November 2012 and as a result, the Company issued 101,250 vested shares underlying the restricted stock agreement which terminated with his resignation.

Restricted stock activity is as follows:

	Shares	Weighted- Average Grant Date Fair Value
Balance at January 1, 2012 (unvested)	112,500	$0.02
Granted	—	—
Vested	(33,750)	0.02
Forfeited	(78,750)	0.02

Balance at December 31, 2012 (unvested)	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—

Balance at December 31, 2013 (unvested)	—	—

Share-based compensation expense related to all restricted stock awards outstanding for the years ended December 31, 2013 and 2012, was approximately $0 and $1,238, respectively. There was no unrecognized compensation cost related to restricted stock at December 31, 2013.

Stock Option Plan

The Company has established the 2001 Stock Option Plan (the “2001 Plan”), which includes incentive and nonqualified stock options and restricted stock to be granted to directors, officers, employees, consultants, and others. The maximum number of shares reserved for issuance under the 2001 Plan was 41,612,687 at December 31, 2013 and 2012. The Board of Directors establishes the terms and conditions of all stock awards, subject to the 2001 Plan and applicable provisions of the Internal Revenue Code. The exercise price of options and restricted stock granted under the 2001 Plan is generally equal to the estimated fair value of the Company’s stock at grant date, as determined by the Company’s Board of Directors. The vesting period of options and restricted stock grants is also established by the Board of Directors but typically ranges between three and four years. Options under the 2001 Plan generally expire in 10 years.

On March 30, 2011, the Board of Directors approved the 2011 Equity Incentive Plan (the “2011 Plan”) as the continuation of and successor to the 2001 Plan. Upon adoption of the 2011 Plan by the Board of Directors and as approved by the Company’s stockholders, all the outstanding stock awards granted pursuant to the 2001 Plan continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards. However, any shares subject to the outstanding stock awards granted under the 2001 Plan that expire or terminate prior to exercise or settlement or are forfeited at any time on or after March 30, 2011, become available for issuance as awards granted pursuant to the 2011 Plan. At December 31, 2013, the maximum number of shares reserved for issuance under the 2011 Plan is 53,764,932.

A summary of the Plans’ stock option activity is as follows:

	Plan Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at January 1, 2012	23,210,278	$0.04	8.0
Options granted	6,304,000	0.02
Exercised	(314,160)	0.03
Forfeited	(4,087,274)	0.03

Balance at December 31, 2012	25,112,844	0.04	6.4
Options granted	14,950,737	0.02
Exercised	(94,053)	0.04
Forfeited	(2,472,301)	0.03

Balance at December 31, 2013	37,497,227	0.03	7.5	$—

Vested and expected to vest at December 31, 2013	33,408,771	0.03	7.4	$—

Exercisable at December 31, 2013	20,105,893	0.04	6.3	$—

Available for grant at December 31, 2013	2,410,856

Below is a summary of stock option grant activity and related fair value information for the year ended December 31, 2013:

2013 Grants	Options Granted	Exercise Price	Fair Value of Common Stock on Date of Grant
February	5,295,237	$0.02	$0.02
May	295,000	$0.02	$0.02
September	9,320,500	$0.02	$0.02
October	40,000	$0.02	$0.02

Total	140,950,737

In October 2012, the Board of Directors and 60% of requisite preferred holders approved a plan to set aside no less than 15% of the proceeds of any sale of the Company to be distributed to the Company’s employees, directors, or consultants as designated by the Board of Directors (the “HTG Employee Retention Plan”). The amount to be set aside is dependent on the net proceeds, defined as the value of consideration of a liquidating transaction in excess of the preferences due to holders of the Series D Stock (see Note 7) plus the amounts due under the NuvoGen asset purchase agreement (see Note 12), and any amounts received by the stock option holders for their stock options in the sales transaction. The HTG Employee Retention Plan is in preference to any required distributions to the Company’s Series A/B/C Stock shareholders. The HTG Employee Retention Plan can be revoked at any time by the Company’s Board of Directors.

The Company has granted 27,940,365 additional option shares through June 30, 2014.

9. Income Taxes

The provision for income taxes was based upon management’s estimate of taxable income or loss for each respective period. The Company recognized an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences would result in deductible or taxable amounts in future years, when the reported amounts of the assets are recovered or liabilities are settled, respectively. The Company also recognized a deferred tax asset relating to the future tax benefits from net loss carryforwards.

The Company’s actual income tax expense for the years 2013 and 2012 differs from the expected amount computed by applying the statutory federal income tax rate of 34% to loss before income taxes as follows:

	Year Ended December 31,
	2013	2012
		(restated)
Computed tax (benefit) at 34%	$(4,001,602)	$(4,343,164)
State taxes, net of federal benefit	(99,947)	(388,395)
Stock-based compensation	11,303	19,165
Expiring state net operating loss (“NOL”) carryforwards	137,316	75,878
Return to provision	2,308	(44,360)
Other	11,801	17,140
Research and development tax credit – state	(95,208)	(328,379)
Research and development tax credit – federal	(29,035)	(213,447)
Change in valuation reserve	4,063,064	5,205,562

	$—	$—

Deferred tax assets and liabilities comprise the following:

	December 31,
	2013	2012
		(restated)
Deferred tax assets:
Net operating loss carryforwards	$15,735,837	$11,429,120
Research and development credits	741,948	764,640
Deferred revenue	15,594	35,478
Inventory reserve	196,707	199,406
Fixed Assets	102,157	131,604
Accrued NuvoGen liability	3,557,959	3,682,212
Capitalized research and development	82,859	111,859
Other	95,288	52,603

	20,528,348	16,406,922
Deferred tax liabilities:
Other	(118,505)	(60,142)

	20,409,843	16,346,779
Valuation allowance	(20,409,843)	(16,346,779)

Deferred tax asset, net	$—	$—

As of December 31, 2013, the Company has estimated federal and state NOL carryforwards of approximately $43,112,326 and $22,171,123 for federal and state income tax purposes, respectively. The Company’s federal NOLs begin to expire in 2021. The Company’s state NOLs began expiring in 2006 and will continue to expire through 2033.

For financial reporting purposes, a valuation allowance of $20,409,843 and $16,346,779 at December 31, 2013 and 2012, respectively, has been established to offset deferred tax assets relating mainly to NOLs and research and development credits. The increase in the valuation allowance of $4,063,064 for the year ended December 31, 2013 and $5,205,562 for the year ended December 31, 2012 was due primarily to increased operating losses. The Company has established a valuation allowance against the entire tax asset. As a result, the Company does not recognize any tax benefit until it is in a taxpaying position and, therefore, more likely to realize the tax benefit. Past and subsequent equity offerings by the Company, and other transactions that have an impact on the Company’s ownership structure, may trigger Sections 382 and 383 provisions of the Internal Revenue Code on special limitations on net operating losses and credits following ownership change. Such limitations may limit or eliminate the potential future tax benefit to be realized by the Company from its accumulated NOLs and research and development credits.

The Company applies a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not identified any uncertain tax positions at December 31, 2013 or 2012.

The Company files income tax returns in the United States and various state jurisdictions, with varying statutes of limitations. As of December 31, 2013, the earliest tax year still subject to examination is 2010 for federal purposes and 2009 for state purposes. In June 2012, the IRS commenced an examination of the Company’s 2009 income tax year; however that audit was completed in 2012 with no changes to the return as filed.

10. Net Loss per Share

Net loss attributable to common stockholders per share is computed by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock or common stock equivalents outstanding. Outstanding stock options, warrants and preferred stock have not been included in the calculation of diluted net loss attributable to common stockholders per share because to do so would be anti-dilutive. Accordingly, the numerator and the denominator used in computing both basic and diluted net loss per share for each period are the same. The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net loss per share:

	For the years ended December 31,
	2013	2012
Numerator:
Net Loss	$(11,769,419)	$(12,774,011)
Accretion of stock issuance costs	(151,496)	(109,764)
Series D, preferred stock dividends	(2,270,426)	(1,398,862)

Net loss attributable to common stockholders	$(14,191,341)	$(14,282,637)

Denominator
Weighted-average common shares outstanding- basic and diluted	10,333,530	10,139,328

The following outstanding options, warrants and preferred stock were excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive:

	For the years ended December 31,
	2013	2012
Options to purchase common stock	37,497,227	25,112,844
Convertible preferred stock (as converted)	206,768,425	172,258,246
Convertible preferred stock warrants (as converted)	2,956,962	3,653,549
Common stock warrant	100,000	100,000

11. Leases

The Company leases office and laboratory space under two noncancelable operating leases in Tucson, Arizona, which expire in November and December 2015, respectively. The Company leased office space in 2012 and 2013 under a noncancelable lease in Madison, Wisconsin, which it terminated on July 31, 2013. Under the terms of the two Tucson leases, the Company has one option to extend the leases for five years at the end of the initial seven-year lease term. The annual combined Tucson lease payment for 2013 was $296,845 and is subject to a 3% annual escalation provision.

Differences between accrued, straight-line rental expense and actual cash payments required under these leases are treated as deferred rent payable, which is included in accrued liabilities on the balance sheets, resulting in a liability of $69,303 and $75,380 as of December 31, 2013 and 2012, respectively. At December 31, 2013, future minimum lease payments required under all noncancelable operating leases with initial terms of one year or more consist of the following:

Operating Leases
2014	$329,391
2015	331,010
2016	6,864
2017	4,022

Total minimum lease payments	$671,287

Rent expense and common area maintenance costs for all operating leases were $387,789 and $378,892 for the years ended December 31, 2013 and 2012, respectively.

On December 31, 2012, the Company entered into a noncancelable capital lease for lab equipment and recorded an asset and obligation for $146,213. At December 31, 2013 and 2012, accumulated amortization was $29,243 and $0 respectively. The lease term is for five years after which title will transfer to the Company. Under the Lease, the Company is required to make monthly payments of $2,437 until December 2017 with annual commitments of $29,243 each year. Total obligation recorded as of December 31, 2013 was $116,970 of which $29,243 is classified as short term and $87,727 is classified as long term.

12. Other Agreements

NuvoGen Obligation

The Company entered into an asset purchase agreement in 2001, as amended (the “Agreement”), with NuvoGen Research, LLC (“NuvoGen”) to acquire certain intellectual property from NuvoGen. The Company accounted for the transaction as an asset acquisition, however, as the intellectual property was determined to not have an alternative future use, the consideration was expensed. The Company exchanged upfront consideration of 600,000 shares of the Company’s common stock. The remaining cash consideration of $15,000,000 is to be paid by the Company through the greater of minimum annual payments or 6% of the Company’s applicable annual revenues. The obligation is non-interest bearing and was secured by certain patents and trademarks.

The Company recorded the obligation at the estimated present value of the future payments using a discount rate of 2.5%, the Company’s estimate of its effective borrowing rate for similar obligations. Unamortized debt discount was $751,651 and $961,807 at December 31, 2013 and 2012, respectively.

Pursuant to an amendment in November 2012, the Company and NuvoGen reached agreement to cap the payment due under the Agreement to an annually escalating amount ranging between $425,000 and $500,000 through December 31, 2016 and to provide for accrual of compound interest at a rate of 2.5% per year on the unpaid obligation beginning January 1, 2017. Beginning January 2017, the Agreement reverts back to the greater of minimum annual payments of $400,000 or 6% of the Company’s applicable annual revenues until the full $15,000,000 is paid. The amendment also provides that to the extent the amount of the otherwise 6% payment on applicable revenue exceeds the minimum payment due from 2013 thru 2016 (the “Deferral”), such Deferral would accrue annual interest at a rate of 5% and be added to the outstanding NuvoGen liability. The Deferral and accrued interest is determined payable at the earlier of June 30, 2019, or upon the Company achieving a trailing operating profit of $1,000,000 or more, measured at six month intervals, beginning June 30, 2017. Upon the achievement of this first payment date, 50% of the Deferral and 50% of the accrued interest are payable within 15 days of the measurement date, with the remaining Deferral and accrued interest due within 180 days. The amendment further provides that the accrued interest can be converted, at one warrant per dollar of accrued interest, into 5-year warrants for the purchase of the Company’s common stock at $1 per share.

The Company compared the present value of the cash flows after the November 2012 amendment using the effective interest rate of the original obligation with the carrying value of the obligation and determined that there was a more than 10% change and accordingly, accounted for the amendment as an extinguishment. A loss on extinguishment of $2,008,663 was recorded representing the difference between the carrying value of the original obligation and the fair value of the amended obligation. The fair value was estimated as the present value of the future payments at an effective interest rate of 2.5%.

On February 28, 2014, the Company and NuvoGen further amended the Agreement to increase the amount of minimum payments due, extended the minimum payment period and Deferral through December 31, 2017 and also extended the Deferral payment period one year to June 30, 2020 or upon the Company achieving a trailing operating profit of $1,000,000 or more, measured at six month intervals, beginning June 30, 2018. Upon the achievement of this first payment date, 50% of the Deferral and 50% of the accrued interest are payable within 15 days of the measurement date, with the remaining Deferral and accrued interest due within 180 days. The amendment did not significantly change the minimum cash flows or interest rate and therefore had no significant accounting effect.

Pursuant to the closing of the Growth Term Loan in August 2014 (See Note 5), the Company agreed to accelerate certain minimum payments pursuant to the NuvoGen Agreement and NuvoGen agreed to terminate its security interest in the originally pledged patents and trademarks. Remaining minimum payments that were otherwise due for 2014, 2015 and the first quarter of 2016, amounting to $868,750 were paid in advance. No further payment is due under the Agreement until the second quarter of 2016.

Payments to NuvoGen during 2013 and 2012 were $425,000 and $400,000, respectively. Interest accreted during 2013 and 2012 was $210,156 and $229,494, respectively.

The minimum payments due to NuvoGen at December 31, 2013 after giving effect to the February 2014 amendment, are as follows:

2014	$450,000
2015	575,000
2016	725,000
2017	800,000
2018	400,000
2019 and beyond	7,498,743

$10,448,743

Merck Non-Exclusive License Agreement

In June 2012, the Company entered into a non-exclusive license agreement with Merck Sharp & Dohme Corp. (“Merck”) whereby the Company agreed to sublicense certain intellectual property related to breast cancer biomarkers with the intent to develop, manufacture and commercialize a diagnostic test utilizing this technology. The Company agreed to pay Merck certain contingent milestone payments between $50,000 and $1,000,000 and future royalties of 3%-6% of sales derived from such products developed that utilize the licensed technology. No amounts have been paid under this agreement as the Company has not achieved any of the milestone targets or developed any products that utilize the licensed technology.

13. Related-Party Transactions

The Company recorded revenues from a customer who is the Company’s largest holder of Series C Stock and a Series D Stock shareholder, of approximately $33,400 and $190,800 in 2013 and 2012, respectively. Accounts receivable from this customer approximated $11,200 and $28,800 as of December 31, 2013 and 2012, respectively. The Company issued a Preferred Warrant to this shareholder in 2007 that was contingently exercisable based on reaching certain sales targets with the shareholder through December 2011, which expired in December 2013 (see Note 6).

During the years ended December 31, 2013 and 2012, the Company paid $425,000 and $400,000, respectively, to NuvoGen, who is also a Common Stock shareholder of the Company. The underlying agreement with NuvoGen was amended in November 2012 and February 2014 (see Note 12).

In August 2005, the Company entered into a consulting agreement with a member of its Board of Directors (‘Board’) to provide certain sales promotion services. The agreement stipulated payments to the Director of $65,000 per year for such services when the Company achieved revenues of $10,000,000 per year. While the consulting agreement expired on October 31, 2009, the agreement was amended in July of 2011 whereby the Company agreed to waive the minimum revenue target and pay the Director a total of $195,000 for past services performed in three equal installments beginning in 2011. As of December 31, 2012, the Company had accrued $65,000 for the final payment under this agreement, which was included in accrued liabilities and other liabilities and then subsequently paid in July 2013. This Director resigned from the Company’s Board of Directors in November 2012.

In March 2014 and July 2013, the Company entered into two separate consulting agreements to assess potential markets for its products with a Series D shareholder. The shareholder was paid $27,793 for the year ended December 31, 2013. The shareholder’s principal is a member of the Board.

14. Commitments and Contingencies

Legal Matters

The Company’s industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, the Company may be subject to various legal proceedings from time to time. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Any current litigation is considered immaterial and counter claims have been assessed as remote.

15. Defined Contribution Plan

Effective January 1, 2003, the Company established a defined contribution plan (the 401(k) Plan) under Internal Revenue Code section 401(k). All employees upon hire and who are over the age of 21 are eligible for participation in the 401(k) Plan. The Company may make discretionary contributions to the 401(k) Plan, but has not done so during the years ended December 31, 2013 and 2012.

16. BARDA Contract

In August 2011, the Company entered into a Research Subaward Agreement Amendment (the “Agreement”) with the Arizona State University (“ASU”) to continue its research efforts on the Biomarker Advanced Research Development Authority (“BARDA”) project entitled “Biomarker-Based Radiation Dosimetry Project,” which originated in 2009. Total maximum consideration to be earned by the Company under the original contract was $11,300,000 over five years if all annual extensions were awarded. In May 2012, ASU informed the Company that the Agreement’s original scope of work and compensation was being reduced by approximately 20% and that future extensions under the contract may be significantly reduced. After a series of amendments in 2012, the contract was extended through August 31, 2012, at which point it was terminated. The Company did not recognize revenues under the BARDA contract for the year ended December 31, 2013. The Company recognized contract research revenue of $364,262 for the year ended December 31, 2012. The Company earned $2,635,621 from the contract since the inception of the project through December 31, 2013.

17. Restatement of Financial Statements

The Company restated certain opening balances as of January 1, 2012 to reflect the net present value of the non-interest bearing obligation due to NuvoGen (See Note 12) in the amount of $8,073,779 in connection with the acquisition of intellectual property. Accumulated deficit was increased $8,073,779 as of January 1, 2012 to record prior period expense related to the intellectual property purchased from NuvoGen.

For the year ended December 31, 2012 the Company recorded an adjustment of $400,000 to reduce cost of revenue and reclassify payments made to NuvoGen as a reduction of the amounts owed to them and interest. In addition, the Company recorded a discount to the amount due NuvoGen and amortized the discount at a rate of 2.5%. The unamortized discount at December 31, 2012 was $961,807.

Adjustments were also made as of January 1, 2012 to reclassify accretion of preferred stock dividends amounting to $2,947,580 from accumulated deficit to additional paid in capital as the Company had inception to date losses with no retained earnings and for the year ended December 31, 2012 to reclassify license revenue of $141,667 from other income, net to other revenue and to reclassify bad debt expense of $16,950 from other income, net to selling, general and administrative.

The effect of the adjustments described above are presented in the following table:

	December 31, 2012
	As previously reported	Reclassification Adjustments	Restatement Adjustments	Restated
Balance Sheet Data:
NuvoGen obligation (current)	—	—	425,000	425,000
NuvoGen obligation (non-current)	—	—	9,486,936	9,486,936
Accumulated deficit	(35,476,520)	2,947,580	(9,911,936)	(42,440,876)
Additional paid-in capital (Distributions in excess of capital)	1,300,421	(2,947,580)	—	(1,647,159)
Statement of Operations Data:
Total revenue	2,339,181	141,667	—	2,480,848
Cost of revenue	2,216,223	—	(400,000)	1,816,223
Gross margin	122,958	141,667	400,000	664,625
Selling, general and administrative	7,272,074	16,950	—	7,289,024
Operating loss	(11,073,576)	124,717	400,000	(10,548,859)
Interest expense	(21,582)	—	(229,494)	(251,076)
Loss on extinguishment of NuvoGen obligation	—	—	(2,008,663)	(2,008,663)
Other income, net	135,434	(124,717)	—	10,717
Net loss, before income taxes	(10,935,854)	—	(1,838,157)	(12,774,011)
Net loss	(10,935,854)	—	(1,838,157)	(12,774,011)
Net loss attributable to common stockholders	(12,444,480)	—	(1,838,157)	(14,282,637)

HTG Molecular Diagnostics, Inc.

Condensed Balance Sheets

(Unaudited)

	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$7,694,480	$1,815,289
Accounts receivable, net	839,503	603,853
Inventory, net allowance of $0 and $536,119 at September 30, 2014 and December 31, 2013, respectively	1,291,628	744,171
Prepaid expenses and other	163,004	164,127

Total current assets	9,988,615	3,327,440
Deferred financing and offering costs	848,079	—
Property and equipment:
Office equipment	382,016	310,158
Leasehold improvements	234,602	219,284
Laboratory and manufacturing equipment	2,017,381	1,871,234
Evaluation and rental equipment	327,635	—
Software	140,248	140,248

	3,101,882	2,540,924
Less accumulated depreciation and amortization	(1,826,604)	(1,470,517)

Property and equipment, net	1,275,278	1,070,407

Total assets	$12,111,972	$4,397,847

HTG Molecular Diagnostics, Inc.

Condensed Balance Sheets

(Unaudited)

	September 30, 2014	December 31, 2013
Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$402,913	$750,236
Accrued liabilities	1,754,572	1,036,148
Deferred revenue	72,142	136,690
NuvoGen obligation	—	450,000

Total current liabilities	2,229,627	2,373,074
Redeemable convertible preferred stock warrant liability	401,950	44,120
Term loan payable	10,394,618	—
NuvoGen obligation non-current	8,632,393	9,247,092
Other	87,623	117,172

Total liabilities	21,746,211	11,781,458
Redeemable convertible preferred stock:
Series A, $0.001 par value; $1,406,369 liquidation value; 1,292,084 shares authorized; 1,292,084 shares issued and outstanding at September 30, 2014 and December 31, 2013	1,402,438	1,401,677
Series B, $0.001 par value; $3,695,083 liquidation value; 11,919,624 and 12,657,346 shares authorized at September 30, 2014 and December 31, 2013, respectively; 11,919,624 shares issued and outstanding at September 30, 2014 and December 31, 2013	3,684,776	3,795,690
Series C-1, $0.001 par value; $5,619,196 liquidation value; 17,530,800 and 19,896,300 shares authorized at September 30, 2014 and December 31, 2013, respectively; 16,240,450 shares issued and outstanding at September 30, 2014 and December 31, 2013	5,600,311	5,596,660
Series C-2, $0.001 par value; $4,310,000 liquidation value; 19,262,522 shares authorized at September 30, 2014 and December 31, 2013; 19,104,610 shares issued and outstanding at September 30, 2014 and December 31, 2013	4,275,848	4,270,835
Series D, $0.001 par value; $69,496,538 liquidation value; 237,031,908 and 198,217,972 shares authorized at September 30, 2014 and December 31, 2013, respectively; 143,737,467 shares issued and outstanding at September 30, 2014 and December 31, 2013	37,727,770	35,803,437
Series E, $0.001 par value; $20,634,985 liquidation value; 185,046,445 shares authorized at September 30, 2014 and December 31, 2013; 45,938,041 and no shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	8,221,615	—

Total redeemable convertible preferred stock	60,912,758	50,868,299
Stockholders’ deficit:
Common stock, $0.001 par value; 600,000,000 and 324,763,566 shares authorized at September 30, 2014 and December 31, 2013, respectively; 11,559,780 and 11,409,780 shares issued and outstanding, respectively, at September 30, 2014; 10,503,643 and 10,353,643 shares issued and outstanding, respectively, at December 31, 2013	11,413	10,354
Distributions in excess of capital	(6,453,369)	(3,976,969)
Treasury stock – 150,000 shares, at cost	(75,000)	(75,000)
Accumulated deficit	(64,030,041)	(54,210,295)

Total stockholders’ deficit	(70,546,997)	(58,251,910)

Total liabilities and stockholders’ deficit	$12,111,972	$4,397,847

See notes to the condensed financial statements (unaudited).

HTG Molecular Diagnostics, Inc.

Condensed Statement of Operations

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenue:
Product	$977,386	$528,278
Service	396,840	738,783
Other	656,917	362,020

Total revenue	2,031,143	1,629,081
Cost of revenue	2,005,276	1,544,680

Gross margin	25,867	84,401
Operating expenses:
Selling, general and administrative	7,116,544	6,233,197
Research and development	2,372,972	3,143,185

Total operating expenses	9,489,516	9,376,382

Operating loss	(9,463,649)	(9,291,981)
(Loss) income from change in stock warrant valuation	(56,323)	120,816
Interest expense	(292,018)	(157,557)
Other (expense) income, net	(7,756)	197,569

Net loss before income taxes	(9,819,746)	(9,131,153)
Income taxes	—	—

Net loss	(9,819,746)	(9,131,153)
Accretion of stock issuance costs	(71,175)	(113,622)
Accretion of Series E warrant discount	(251,893)	—
Accretion of Series D and E redeemable convertible preferred stock dividends	(2,405,987)	(1,635,972)

Net loss attributable to common stockholders	$(12,548,801)	$(10,880,747)

Net loss per share attributable to common stockholders, basic and diluted	$(1.21)	$(1.05)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	10,357,118	10,326,727

See notes to the condensed financial statements (unaudited)

HTG Molecular Diagnostics, Inc.

Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited)

	Redeemable Convertible Preferred Stock
	Series A		Series B		Series C-1		Series C-2		Series D		Series E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2013	1,292,084	$1,401,677	11,919,624	$3,795,690	16,240,450	$5,596,660	19,104,610	$4,270,835	143,737,467	$35,803,437	—	$—
Issuance of preferred stock Series E, net of issuance cost of $126,206	—	—	—	—	—	—	—	—	—	—	34,453,538	5,539,106
Exercise of Series E warrants	—	—	—	—	—	—	—	—	—	—	11,484,503	1,889,201
Exercise of stock options
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock issuance costs	—	761	—	1,989	—	3,651	—	5,013	—	42,903	—	16,858
Accretion of Series E warrant discount	—	—	—	—	—	—	—	—	—	—	—	251,893
Adjustment to Series B book value	—	—	—	(112,903)	—	—	—	—	—	—	—	—
Accretion of Series D and E redeemable convertible preferred stock dividends	—	—	—	—	—	—	—	—	—	1,881,430	—	524,557
Net loss	—	—	—	—	—	—	—	—	—	—	—	—

Balance at September 30, 2014	1,292,084	$1,402,438	11,919,624	$3,684,776	16,240,450	$5,600,311	19,104,610	$4,275,848	143,737,467	$37,727,770	45,938,041	$8,221,615

	Accumulated Deficit
	Common Stock		Distributions In excess of Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2013	10,353,643	$10,354	$(3,976,969)	$(75,000)	$(54,210,295)	$(58,251,910)
Issuance of preferred stock Series E, net of issuance cost of $126,206	—	—	—	—	—	—
Exercise of Series E warrants	—	—	—	—	—	—
Exercise of stock options	1,056,137	1,059	20,246	—	—	21,305
Share-based compensation expense	—	—	119,506	—	—	119,506
Accretion of redeemable convertible preferred stock issuance costs	—	—	(71,175)	—	—	(71,175)
Accretion of discount on Series E warrant	—	—	(251,893)	—	—	(251,893)
Adjustment to book value of Series B	—	—	112,903	—	—	112,903
Accretion of Series D and E redeemable convertible preferred stock dividend	—	—	(2,405,987)	—	—	(2,405,987)
Net loss	—	—	—	—	(9,819,746)	(9,819,746)

Balance at September 30, 2014	11,409,780	$11,413	$(6,453,369)	$(75,000)	$(64,030,041)	$(70,546,997)

See notes to the condensed financial statements (unaudited)

HTG Molecular Diagnostics, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Operating activities
Net loss	$(9,819,746)	$(9,131,153)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	365,100	203,657
Accretion of discount on NuvoGen obligation	141,551	158,009
Bad debt expense	117,467	—
Change in provision for excess inventory	—	136
Amortization of deferred financing costs	2,700	—
Amortization of discount on term loan	16,125	—
Share-based compensation	119,506	66,071
Change in preferred warrants valuation	56,323	(120,816)
Loss on disposal of asset	35,960	35,828
Changes in operating assets and liabilities:
Accounts receivable	(353,117)	(396,948)
Inventory	(525,942)	(362,832)
Prepaid expenses and other	1,123	(116,625)
Accounts payable	(347,323)	(60,599)
Accrued liabilities and other	60,925	698,823
Deferred revenue	(64,548)	(62,500)
Other long term liabilities	(7,617)	(74,038)

Net cash used in operating activities	(10,201,513)	(9,162,987)
Investing activities
Purchase of property and equipment	(627,446)	(530,470)

Net cash used in investing activities	(627,446)	(530,470)
Financing activities
Proceeds from exercise of stock options	21,305	4,109
Draws on line of credit	750,000	—
Payments on line of credit	(750,000)	—
Payments on capital lease	(21,932)	(22,129)
Payments on NuvoGen obligation	(1,206,250)	(318,750)
Proceeds from term loan	10,680,000	—
Deferred financing and offering costs	(193,280)	—
Proceeds from sale of Series D preferred stock, net of issuance costs	—	7,521,051
Proceeds from sale of Series E preferred stock, net of issuance costs	7,428,307	—

Net cash provided by financing activities	16,708,150	7,184,281

Increase (decrease) in cash and cash equivalents	5,879,191	(2,509,176)
Cash and cash equivalents at beginning of year	1,815,289	7,316,054

Cash and cash equivalents at end of period	$7,694,480	$4,806,878

Noncash investing and financing activities
Accretion of preferred stock issuance costs	$71,175	$113,622
Accretion of Series E warrant discount	$251,893	$—
Adjustment to Series B book value	$(112,903)	$—
Accretion of Series D and E redeemable convertible preferred stock dividends	$2,405,987	$1,635,972
Transfer of fixed assets to inventory	21,515	—
Accrual of deferred offering and finance costs	657,499	—
Allocation of Series E warrant debt discount	301,507	—
Supplemental cash flow information
Cash paid for interest	$145,367	$—

See notes to the condensed financial statements (unaudited)

HTG Molecular Diagnostics, Inc.

Notes to Financial Statements (Unaudited)

1. Summary of Significant Accounting Policies

Background

HTG Molecular Diagnostics, Inc. (the “Company”) is a commercial stage company that developed and markets a novel technology platform to facilitate the routine use of complex molecular profiling. The Company’s HTG Edge platform, consisting of instrumentation, consumables and software analytics, is used in sample profiling applications including tumor profiling, molecular diagnostic testing and biomarker development. The Company’s HTG Edge platform automates the molecular profiling of genes and gene activity using its proprietary nuclease protection chemistry on a wide variety of biological samples. The Company derives revenue from the sale of instruments, consumables and related services.

The Company operates in one segment and its customers are primarily located the United States. For the nine months ended September 30, 2014 and 2013, approximately 18% and 14%, respectively, of the Company’s revenue was generated from sales to customers located outside of the United States.

Liquidity

As of September 30, 2014, the Company had available cash and cash equivalents of approximately $7.7 million. The Company has had recurring operating losses since inception and has an accumulated deficit of approximately $64.0 million as of September 30, 2014. The Company believes that current cash and cash equivalents will be sufficient to meet the Company’s current anticipated cash needs, including working capital needs, capital expenditures and various contractual obligations, for at least the next 12 months. If needed, the Company has the ability to strategically reduce its fixed operating costs. The Company will need to raise additional capital until its revenue reaches a level to provide for self-sustaining cash flows. There can be no assurance that additional equity or debt financing will be available on acceptable terms, if at all.

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and reflect the accounts of the Company as of September 30, 2014. Accordingly they do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying unaudited, condensed financial statements reflect all adjustments consisting or normal recurring adjustments, which, in the opinion of management are necessary for a fair statement of the Company’s financial position and results of its operations and cash flows, as of and for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2013, included in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include revenue recognition, stock-based compensation expense, the value of the warrant liability, the resolution of uncertain tax positions, income tax valuation allowances, recovery of long-lived assets and provisions for doubtful accounts, inventory obsolescence and inventory valuation. Actual results could differ from those estimates.

Accounts Receivable, net

Accounts receivable represent valid claims against debtors and have been reported net of an allowance for doubtful accounts of $102,467 and $36,300 at September 30, 2014 and December 31, 2013, respectively. Management reviews accounts receivable to identify where collectability may not be probable based on the specific identification method. Bad debt expense was $117,467 and $0 for the nine months ended September 30, 2014 and 2013, respectively.

Fair Value of Financial Instruments

The carrying values of financial instruments classified as current assets and current liabilities approximate fair value due to their liquidity and short-term nature.

Inventory, net

Inventory, consisting of raw materials and finished goods, is stated at the lower of cost (first-in, first-out) or market. The Company writes down its inventory for estimated obsolescence, or unmarketable inventory, in an amount equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not reversed subsequently to income, even if circumstances later suggest that increased carrying amounts are recoverable.

For the nine months ended September 30, 2014 the Company wrote off inventory previously reserved, resulting in a decrease in the inventory reserve of $536,119. For the nine months ended September 30, 2013 the Company recorded an increase in the inventory reserve of $136 to adjust for estimated obsolescence. The amount for the nine months ended September 30, 2013 was recorded within the cost of revenues.

Included in inventory are HTG Edge instrument finished goods under evaluation at customer locations under evaluation agreements. Equipment that is under evaluation for purchase remains in inventory. Generally, the Company permits instruments to be evaluated for a period up to 90 days. If the customer has not completed the purchase of the instrument by the end of the 90-day evaluation period, management will then determine whether to extend the evaluation period or have the equipment returned to the Company. When management decides to extend the valuation period for a longer term to a small number of customers, the Company transfers the equipment to evaluation equipment, a long-term asset, and depreciates the asset over its estimated life of five years.

Property and Equipment, net

Property and equipment are stated at historical cost and depreciated over their useful lives, which range from three to five years, using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease term or the estimated useful life. Depreciation and leasehold improvement amortization expense was $365,101 and $203,657 for the nine months ended September 30, 2014 and 2013, respectively.

Costs incurred in the development and installation of software for internal use are expensed or capitalized, depending on whether they are incurred in the preliminary project stage (expensed), application development stage (capitalized), or post-implementation stage (expensed). Amounts capitalized following project completion are amortized on a straight-line basis over the useful life of the developed asset, which is generally three years. Amortization expense for capitalized software costs was $15,583 and $35,062 for the nine months ended September 30, 2014 and 2013, respectively.

Stock Issuance Costs

Certain costs incurred in connection with the issuance of the Company’s Redeemable Convertible Preferred Stock (the “Preferred Stock”) have been deferred and are being accreted. Stock issuance costs are accreted to distributions in excess of capital using the effective interest method. Accretion was $71,175 and $113,622 for the nine months ended September 30, 2014 and 2013, respectively. An adjustment of $(112,903) was made during the nine months ended September 30, 2014 to correct an immaterial error from prior periods and reduce the book value of Series B to the correct accreted balance.

Deferred Financing Costs

Certain costs incurred in connection with an asset-secured growth capital term loan (the “Growth Term Loan”) have been deferred and are being amortized. Debt issuance costs are amortized over the term of the Growth Term Loan using the effective interest method. The Company has recorded approximately $0.1 million and $0 of deferred financing costs as a non-current asset in the accompanying balance sheet as of September 30, 2014 and December 31, 2013, respectively. Amortization was $2,700 and $0 for the nine months ended September 30, 2014 and 2013, respectively.

Deferred Offering Costs

Deferred offering costs represent legal, accounting and other direct costs related to the Company’s efforts to raise capital through an initial public offering of the Company’s common stock. Future costs will be deferred until the completion of the initial public offering, at which time they will be reclassified to additional paid-in capital as a reduction of the proceeds. All deferred costs will be expensed if the Company terminates its plan for an initial public offering. The Company has recorded approximately $0.7 million and $0 of deferred offering costs as a non-current asset in the accompanying balance sheet as of September 30, 2014 and December 31, 2013, respectively.

Deferred Revenue

Deferred revenue represents cash receipts for products or services to be provided in future periods. When products are delivered or services are rendered, deferred revenue is then recognized as earned.

Revenue Recognition

The Company recognizes revenue from the sale of instruments, consumables and related services when the following four basic criteria are met: (1) a contract has been entered into with a customer or persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable, and (4) collectability is reasonably assured.

Sale of instruments and consumables

Instrument product revenue is generally recognized upon installation and calibration by our field service engineers, unless the customer has specified any other acceptance criteria. The sale of instruments and related installation and calibration are considered to be one unit of accounting, as instruments are required to be professionally installed and calibrated before use. Installation generally occurs within a week of shipment.

Consumables are considered to be separate units of accounting as they are sold separately. Consumables revenue is recognized upon transfer of ownership, which is generally upon shipment. The Company’s standard term and conditions provide that no right of return exists for instruments or consumables.

When a contract involves multiple elements, the items included in the arrangement (deliverables) are evaluated to determine whether they represent separate units of accounting. The Company performs this evaluation at the inception of an arrangement and as each item is delivered in the arrangement. Generally, the Company accounts for a deliverable (or a group of deliverables) separately if the delivered item has stand-alone value to the customer, the customer is given a general right of return relative to the delivered item, and delivery or performance of the undelivered item or service is probable and substantially in the Company’s control. When multiple elements can be separated into separate units of accounting, arrangement consideration is allocated at the inception of the arrangement, based on each deliverables’ relative selling price. All revenue from contracts determined not to have separate units of accounting is recognized based on consideration of the most substantive delivery factor of all the elements in the contract.

The Company provides instruments to customers under a reagent agreement. Under these agreements, the Company installs instruments in the customer’s facility without a fee and the customer agrees to purchase consumable products at a stated price over the term of the agreement; however, the agreements do not contain a minimum purchase requirement. Terms range from several months to multiple years and may automatically renew in several month or multiple year increments unless either party notifies the other in advance that the agreement will not renew. This represents a multiple element arrangement and because all consideration under the reagent agreement is contingent on the sale of consumables, no consideration has been allocated to the instrument and no revenue has been recognized upon installation of the instrument. The cost of the instrument under the agreement is expected to be recovered in the fees charged for consumables, to the extent sold, over the term of the agreement. Revenue is recognized as consumables are shipped.

The Company retains title to the instrument and such title is transferred to the customer at no additional charge at the conclusion of the initial arrangement. Because the pattern of revenue from the arrangement cannot be reasonably estimated, the cost of the instrument is amortized on a straight-line basis over the term of the arrangement. Cost to maintain the instrument while title remains with the Company is charged to cost of sales as incurred.

Service Revenue

For contracts related to custom panel design services and sample processing, the Company utilizes a proportional performance revenue recognition model, under which revenue is recognized as performance occurs based on the relative outputs of the performance that have occurred up to that point in time under the respective agreement. The Company includes all applicable costs incurred related to custom panel design services, including research and development costs and general and administrative expenses, in cost of revenue.

The Company also provides contract research services under cost plus fixed fee government contracts. Revenue is recognized under government contracts using the percentage-of-completion method of accounting. Under the percentage-of-completion method, contract research revenue is recognized as the work progresses and services are rendered and costs are incurred. The fixed fee is recognized in proportion to costs incurred compared to total estimated costs. The Company includes all applicable costs incurred from government contracts, including general and administrative expenses on government contracts, in cost of revenue.

Anticipated losses, if any, on contracts are charged to earnings as soon as they are identified. Anticipated losses cover all costs allocable to contracts. Revenue arising from claims or change orders is recorded either as income or as an offset against a potential loss only when the amount of the claim can be estimated and its realization is probable.

Other Revenue

Other revenue includes license and grant revenue.

License revenue is generated from the licensing of the Company’s internally developed intellectual property to third parties. The revenue may be generated by nonrefundable up-front payments and license fees, milestone and other contingent payments, or royalties based on sales of commercialized products. Licensing fees are recognized on a straight-line basis over the term of the license agreement for agreements requiring specific continuing performance obligations with deferral of all or a portion of these fees. If it cannot be concluded that a license fee is fixed or determinable at the outset of an arrangement, amounts are recognized as income as payments from third parties become due. No licensing fees were included in other revenue during the nine months ended September 30, 2014 and 2013.

Grant revenue is earned when expenditures relating to the projects under these awards are incurred.

Concentration Risks

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and uncollateralized accounts receivable. The Company maintains the majority of its cash balances in the form of cash deposits in bank checking and money market accounts in amounts in excess of federally insured limits. Management believes, based on the quality of the financial institution, that the credit risk with regard to these deposits is not significant.

The Company sells its instruments, consumables, sample processing services, custom panel design services and contract research services primarily to biopharmaceutical companies, academic institutions and molecular labs. The Company routinely assesses the financial strength of its customers and credit losses have been minimal to date.

Approximately 12% and 10% of the Company’s revenue was derived from two customers for the nine months ended September 30, 2014. 19% and 12% was derived from two customers for the nine months ended September 30, 2013. One customer accounted for approximately 22% and 23% of the Company’s net accounts receivable at September 30, 2014 and December 31, 2013, respectively. The Company derived 32% of its total revenue from a grant from one organization during the nine months ended September 30, 2014.

The Company currently relies on a single vendor to manufacture its HTG Edge processor and reader and additional single suppliers to supply subcomponents used in the processor. A loss of any of these suppliers could significantly delay the delivery of HTG Edge systems, which in turn would materially affect the Company’s ability to generate revenue.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP.

The revised revenue standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Going Concern (“ASU 2014-15”). ASU 2014-15 provides GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The standard will be effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not believe the adoption of this standard will have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated events occurring subsequent to the end of the period and determined that, other than as disclosed elsewhere in these notes, there were no other material events that require recognition or disclosure in the financial statements. In the preparation of the accompanying financial statements, the Company has evaluated subsequent events through November 13, 2014, the date the financial statements were issued.

2. Inventory

Inventory consisted of the following as of the date indicated:

	September 30, 2014	December 31, 2013
Raw materials	$113,643	$203,201
Work in process	733	3,117
Finished goods	1,177,252	537,853

	$1,291,628	$744,171

3. Fair Value of Financial Instruments

Fair value measurements used by the Company for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements are based on the premise that fair value represents an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy has been used in determining the input used in measuring fair value:

Level 1 – Quoted process in active markets for identical assets or liabilities on the reporting date. Financial assets in Level 1 include the amounts held in money market accounts classified as cash equivalents.

Level 2 – Pricing inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Pricing inputs are generally unobservable and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require management’s judgment or estimation of assumptions that market participants would use in pricing the assets or liabilities. The fair values are therefore determined using factors that involve considerable judgment and interpretations, including but not limited to private and public comparables, third-party appraisals, discounted cash flow models, and fund manager estimates. Financial liabilities in this category include the Company’s preferred stock warrants.

The following table provides information about the Company’s financial assets and liabilities measured at fair value on a recurring basis at September 30, 2014 and December 31, 2013 respectively:

	Balance at September 30, 2014	Level 1	Level 2	Level 3	Balance at December 31, 2013	Level 1	Level 2	Level 3
Asset included in:
Money Markets	$7,603,635	$7,603,635	$—	$—	$1,756,958	$1,756,958	$—	$—
Liabilities:
Growth Term Loan warrants	301,508	—	—	301,508	—	—	—	—
Preferred stock warrants	$100,402	$—	$—	$100,402	$44,120	$—	$—	$44,120

There are no other financial instruments subject to fair value measurement on a recurring basis.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the nine months ended September 30, 2014 or the year ended December 31, 2013. The Company used the Black-Scholes option pricing model and other valuation models for measuring the fair value of its Level 3 preferred stock warrant liabilities.

The Company’s Preferred Stock warrants were categorized as Level 3 because they were valued based on unobservable inputs and management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such financial instruments. The Company performed a fair value assessment of the preferred stock warrant inputs on a quarterly basis using the Black-Scholes option pricing model utilizing the following assumptions:

	September 30, 2014	December 31, 2013
Fair value of Series A/B/C/D Stock and Series E Stock shares on grant date or measurement date	$0.04 – $0.31	$0.02 – $0.12
Exercise price	$0.01 – $0.346	$0.01 – $0.346
Expected risk-free interest rate	1.60%	.80%
Expected volatility	70%	70%
Expected term	4.5 years	3.1 years
Expected dividend yield	0 – 8%	0 – 8%

The volatility assumption is based on the volatility of publicly traded industry competitors as adjusted for future expectations. The expected term was based on the Company’s historical experience and future expectations with regard to the exercise of the preferred stock warrants and the probability of conversion of the underlying preferred stock. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the warrants. The fair value of the Company’s redeemable convertible preferred stock was determined by a valuation model that considered both income and market-based valuations of the Company’s enterprise value.

The expected dividend yield is consistent with the dividend rate on the Company’s redeemable convertible preferred stock.

The assumptions used in the Black-Scholes option pricing model are inherently subjective and involve significant judgment. Any change in the fair value was recognized as a component of other income (expense) in the statements of operations.

A reconciliation of the beginning and ending liabilities measured at fair value on a recurring basis using Level 3 inputs are as follows:

	September 30, 2014	December 31, 2013
Beginning balance	$44,120	$205,209
Issuance of Series E Warrants	2,191,507	—
Exercise of Series E Warrants	(1,890,000)	—
Unrealized (gains)/loss	56,323	(161,089)

Ending balance	$401,950	$44,120

4. Line of Credit and Term Loan

Line of Credit

On January 17, 2014 the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution no longer required the minimum cash covenant, and extended the Company’s line of credit until March 31, 2014, subject to the Company raising net proceeds of at least $5,000,000 in equity financing and provided for an increase in the non-formula maximum borrowing amount to $750,000. On February 4, 2014 the Company raised in excess of $5,000,000 in equity financing from the sale of Series E redeemable convertible preferred stock (See Note 8).

On April 9, 2014, the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company’s line of credit until June 29, 2014.

On July 25, 2014 the Company amended and restated its loan and security agreement with the financial institution whereby the financial institution extended the Company’s line of credit until August 15, 2014.

On August 22, 2014, the Company paid the remaining outstanding balance of $750,000 on the line of credit in full with the proceeds of the Growth Term Loan and the line of credit was terminated. There was $0 outstanding on the line of credit at December 31, 2013.

Growth Term Loan

In August 2014, the Company entered into the Growth Term Loan with a syndicate of two lending institutions. The first tranche of the Growth Term Loan (“Growth Term Loan A”) of $11.0 million was funded at closing with a second tranche of $5.0 million (“Growth Term Loan B”) available through June 30, 2016, subject to satisfaction of at least one of two milestones, including raising a minimum of $30.0 million in net proceeds from an initial public offering of the Company’s common stock or achieving a minimum trailing six month revenue target. The Company received the proceeds, net of a $0.3 million original issue discount. The Company also booked a discount for the issuance of warrants with the debt (See Note 7). The original issuance discount and warrant discount are being amortized, using the effective interest method, over the term of the Growth Term Loan A. Amortization expense was $16,125 and $0 for the periods ended September 30, 2014 and 2013, respectively, and is included in interest expense in the accompanying condensed statement of operations. The Growth Term Loan A bears interest at the fixed rate of 8.5% and matures in September 2018 and, at least through September 2015, is payable in monthly interest-only payments. The interest-only payment period is extendable through January 31, 2016, upon funding of the second tranche prior to September 1, 2015. Following the interest-only payment period, equal monthly payments of principal and interest amortized over the remaining term of the loan are due. The Growth Term Loan requires the Company to maintain compliance with specific reporting covenants and does not require financial covenants. The Growth Term Loan is secured by a lien covering substantially all of our assets, excluding patents, trademarks, and other intellectual property rights (except for rights to payment related to the sale, licensing or disposition of such intellectual property rights) and certain other specified property. The Company will be required to pay a final payment of 3.75% of the total amount borrowed.

The Company paid $0.1 million in financing costs upon entering the Growth Term Loan. The agreement includes warrants to purchase 2,512,562 shares of Series E Redeemable Convertible Preferred Stock at a price of $0.2189 per share or at the purchase price of the next round of equity sold if no further shares of Series E Redeemable Convertible Preferred Stock (the “Series E Stock”) are sold. The warrants to purchase shares of Series E Convertible Preferred Stock expire on August 22, 2024 (See Note 7).

The principal repayments due under the term loan as of September 30, 2014, are as follows:

2014	$—
2015	813,715
2016	3,432,771
2017	3,736,197
2018	3,017,317

Total Growth Term Loan payments	11,000,000

Less discount	605,382

Total Growth Term Loan, net	$10,394,618

5. NuvoGen Obligation

The Company entered into an asset purchase agreement (the “Agreement”) in 2001, as amended, with NuvoGen Research, LLC (“NuvoGen”) to acquire certain intellectual property from NuvoGen. The Company accounted for the transaction as an asset acquisition, however, as the intellectual property was determined to not have an alternative future use, the consideration was expensed. The Company exchanged upfront consideration of 600,000 shares of the Company’s common stock. The remaining cash consideration of $15,000,000 is to be paid by the Company through a percentage of applicable annual sales equal to the greater of a minimum annual payment or 6% of the Company’s applicable annual revenues. The obligation is non-interest bearing and was secured by certain patents and trademarks.

The Company recorded the obligation at the estimated present value of the future payments using a discount rate of 2.5%, the Company’s estimate of its effective borrowing rate for similar obligations. Unamortized debt discount was $610,100 and $751,650 at September 30, 2014 and December 31, 2013, respectively.

Pursuant to an amendment in November 2012, the Company and NuvoGen reached an agreement to cap the payment due under the Agreement to an annually escalating amount ranging between $425,000 and $500,000 through December 31, 2016 and to provide for accrual of compound interest at a rate of 2.5% per year on the unpaid obligation beginning January 1, 2017. Beginning January 2017, the Agreement reverts back to the greater of minimum annual payments of $400,000 or 6% of the Company’s applicable annual revenues until the full $15,000,000 is paid. The amendment also provides that to the extent the amount of the otherwise 6% payment on applicable revenue exceeds the minimum payment due from 2013 thru 2016 (the “Deferral”), such Deferral would accrue annual interest at a rate of 5% and be added to the outstanding NuvoGen liability. The Deferral and accrued interest is determined payable at the earlier of June 30, 2019, or upon the Company achieving a trailing operating profit of $1,000,000 or more, measured at six month intervals, beginning June 30, 2017. Upon the achievement of this first payment date, 50% of the Deferral and 50% of the accrued interest are payable within 15 days of the measurement date, with the remaining Deferral and accrued interest due within 180 days. The amendment further provides that the accrued interest can be converted, at one warrant per dollar of accrued interest, into 5-year warrants for the purchase of the Company’s common stock at $1 per share.

On February 28, 2014, the Company and NuvoGen further amended the Agreement to increase the amount of minimum payments due, extended the minimum payment period and Deferral through December 31, 2017 and also extended the Deferral payment period one year to June 30, 2020 or upon the Company achieving a trailing operating profit of $1,000,000 or more, measured at six month intervals, beginning June 30, 2018. Upon the achievement of this first payment date, 50% of the Deferral and 50% of the accrued interest are payable within 15 days of the measurement date, with the remaining Deferral and accrued interest due within 180 days. The amendment did not significantly change the minimum cash flows and therefore had no significant accounting effect.

Pursuant to the closing of the Growth Term Loan in August 2014 (See Note 4), the Company agreed to accelerate certain minimum payments pursuant to the Agreement and NuvoGen agreed to terminate its security interest in the originally pledged patents and trademarks. Remaining, minimum payments that were otherwise due for 2014, 2015 and the first quarter of 2016, amounting to $868,750 were paid in advance. No further payment is due under the Agreement until the second quarter of 2016.

Payments to NuvoGen during the nine months ended September 30, 2014 and 2013 were $1,206,250 and $318,750, respectively. Interest accreted during the nine months ended September 30, 2014 and 2013 was $141,551 and $158,009 respectively.

The remaining payments due to NuvoGen at September 30, 2014, are as follows:

2014	$—
2015	—
2016	543,750
2017	800,000
2018	400,000
2019 and beyond	7,498,743

$9,242,493

6. Net Loss per Share

Net loss attributable to common stockholders per share is computed by dividing the net loss allocable to common stockholders by the weighted-average number of shares of common stock or common stock equivalents outstanding. Outstanding stock options, warrants and preferred stock have not been included in the calculation of diluted net loss to common stockholders per share because to do so would be anti-dilutive. Accordingly, the numerator and the denominator used in computing both basic and diluted net loss per share for each period are the same.

The following table provides a reconciliation of the numerator and denominator used in computing basic and diluted net loss per share:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Numerator:
Net Loss	$(9,819,746)	$(9,131,153)
Accretion of stock issuance costs and warrant discounts	(323,068)	(113,622)
Series D and E, preferred stock dividends	(2,405,987)	(1,635,972)
Net loss to common stockholders	(12,548,801)	$(10,880,747)
Denominator
Weighted-average common shares outstanding- basic and diluted	10,357,118	10,326,727

The following outstanding options, warrants and preferred stock were excluded from the computation of diluted net loss per share for the periods presented because their effect would have been anti-dilutive:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Options to purchase common stock	58,252,138	37,838,933
Convertible preferred stock (as converted)	252,706,466	206,768,425
Convertible preferred stock warrants (as converted)	5,569,524	3,189,154
Common stock warrant	100,000	100,000

7. Preferred Stock Warrants

On August 22, 2014, in connection with the Company’s entry into the Growth Term Loan, the Company issued to the lenders Series E preferred stock warrants (the “Series E Warrants”) exercisable for an aggregate of 2,512,562 shares of Series E preferred stock at a price of $0.2189 per share. The warrants provide for cashless exercise at the option of the holders, and also contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, recapitalizations, reclassifications, consolidations or dilutive issuances. In connection with the completion of this offering, the Series E preferred stock warrants will become exercisable for an aggregate of 2,512,562 shares of the Company’s common stock at an exercise price of $0.2189 per share. The Series E preferred stock warrants expire by their terms on August 22, 2024, provided that the warrants will be automatically exercised on a cashless basis upon expiration if not previously exercised if the fair market value of a share of the Company’s common stock exceeds the per share exercise price.

The Company allocated the total proceeds of the Growth Term Loan and the Series E Warrants based on the residual value method. The fair value of the Series E Warrants was recorded as a discount on the Growth Term Loan to be accreted over the term of the Growth Term Loan using the effective interest method. The Company has accounted for the Series E Warrants as liabilities as such warrants are indexed to shares that could be redeemed for cash outside the control of the Company. At September 30, 2014, the fair value of the Series E Warrants was $301,507 and $0, respectively.

The Preferred Warrants were valued using the Black-Scholes option pricing model. Refer to Note 3 for assumptions used to value these warrants.

8. Redeemable Convertible Preferred Stock

On February 4, 2014, the Company entered into the Series E Preferred Stock and Warrant Purchase Agreement (the “Series E Agreement”) authorizing the sale and issuance of up to 99,132,024 shares of its Series E Stock for $0.2189 per share and warrants (the “Series E Warrants”) to purchase up to an aggregate of 33,044,008 shares of Series E Stock at an exercise price of $0.001 per share. Pursuant to the Series E Agreement, up to 49,566,012 shares of Series E Stock together with Series E Warrants to purchase up to an aggregate of 16,522,004 shares of Series E Stock would be offered at one or more closings of a first tranche and the remainder of which will be offered in a second tranche.

As a result of the Series E Preferred Agreement, the Company’s authorized shares were increased to 600,000,000 shares of Common Stock and 472,083,383 shares of Preferred Stock.

On February 4, 2014 the Company issued 34,099,476 shares of Series E Stock pursuant to the Series E Agreement at a price per share of $0.2189 per share. Along with the shares of Series E Stock, one Series E Warrant was issued for every three shares of Series E Stock purchased with a purchase price of $0.0001 per Series E Warrant and an exercise price of $0.001 per share of Series E Stock for a total of 11,366,486 Series E Warrants. Each Series E Stock purchaser was required to exercise the Series E Warrant in a simultaneous transaction with the purchase of shares of Series E Stock. Together with the Series E Warrants, the issuance of shares of Series E Stock and Series E Warrants resulted in gross proceeds to the Company of $7,476,879.

On March 31, 2014, pursuant to a rights offering, the Company issued 354,062 shares of Series E Stock pursuant to the Series E Agreement at a price per share of $0.2189 per share. Along with the shares of Series E Stock, one Series E Warrant was issued for each three shares of Series E Stock purchased with a purchase price of $0.0001 per Series E Warrant and an exercise price of $0.001 per share of Series E Stock for a total of 118,017 Series E Warrants. Each Series E Stock purchaser was required to exercise the Series E Warrant in a simultaneous transaction with the purchase of shares of Series E Stock. Together with Series E Warrants, the issuance of shares of Series E Stock and Series E Warrants resulted in gross proceeds to the Company of $77,634. The Series E Agreement provides for a second tranche on or before November 30, 2014, contingent upon the achievement of certain milestones. Each share of Series E Stock is convertible into Common Stock at a one-for-one ratio. The Series A/B/C Stock, Series D Stock and Series E Stock will automatically be converted into Common Stock at the then-applicable conversion rate as of the earlier of the close of a firm commitment underwritten public offering resulting in gross proceeds to the Company of at least $30,000,000 and three times the Series E Stock original issue price, or at the written election of the holders at least 60% of the Series E Stock and approval by the Company’s board of directors.

The Company has accounted for the Series E Warrants as liabilities as such warrants are indexed to shares that could be redeemed for cash outside the control of the Company. The Company allocated the total proceeds first to the Series E Warrants based on their fair value of approximately $1,890,000 and the remainder amounting to approximately $5,665,000 of the proceeds allocated to the Preferred Shares. The fair value of the Series E Warrants was estimated to approximate the fair value of the Series E Stock because of its nominal price. The amount allocated to the Series E Warrants represents a discount to the Preferred Shares and will be accreted using the effective interest method up to the redemption amount from the respective issuance date to redemption date of five years. Accretion for the nine months ended September 30, 2014 was approximately $252,000. Upon immediate exercise of the Series E Warrants, the amount recorded as warrant liability was reclassified to Preferred Shares, and issuance costs of $48,384 which had been allocated to the warrants were expensed. The Company is not accreting to the amount resulting from additional liquidation preference rights under the agreement because they are not considered probable at initial recording or at September 30, 2014. The Company additionally analyzed the issuance of Series E Warrants with the Series E Stock, noting there was no resulting beneficial conversion feature.

The Company’s Series D Redeemable Convertible Preferred Stock (the “Series D Stock”) and Series E Stock accrue cumulative dividends at 8% per annum on the original issue price of $0.2189, whether or not declared by the Board of Directors. In connection with the Company’s Growth Term Loan, the shareholders of both the Series D and Series E preferred stock agreed to waive their rights to cash dividends. As a result, only a share dividend based on the cumulative dividends divided by the original issue price is to be paid upon declaration by the Board of Directors or upon the automatic conversion of the Company’s Preferred Stock. Dividends are accreted based on the number of days outstanding. At September 30, 2014 and 2013, the cumulative Series D Stock and Series E Stock dividends were $7,091,586 and $4,051,145, respectively. The Series D Stock and Series E Stock accruing dividends may only be paid in additional shares of Series D Stock or Series E Preferred Stock or in underlying common stock (on if converted method) when preferred shares are converted, as approved by the holders of at least 60% of the outstanding shares of Series E Preferred, which approval was obtained on August 22, 2014.

After payment of the accruing dividends above, any additional dividend payment (other than dividends on shares of Common Stock payable in shares of Common Stock approved by at least a majority of the Series E Directors) shall be distributed among the holders of the Preferred Stock and Common Stock then outstanding pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock at the then effective conversion prices). The Company cannot declare or pay any dividends on the Company’s Series A Redeemable Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series C-1 Redeemable Convertible Preferred Stock, Series C-2 Redeemable Convertible Preferred Stock or Common Stock (collectively, the “Junior Stock”) unless at the same time an equivalent or greater dividend is declared or paid on all outstanding shares of the Series D Stock and Series E

Stock (the “Senior Preferred”), and all accruing dividends then accrued on outstanding shares of Senior Preferred have been paid in full. There were no dividends declared by the Board of Directors through September 30, 2014. The holders of Series A Redeemable Convertible Preferred Stock, Series B Redeemable Convertible Preferred Stock, Series C-1 Redeemable Convertible Preferred Stock and Series C-2 Redeemable Convertible Preferred Stock (the “Series A/B/C Stock”) are also entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A/B/C Stock shares are convertible.

The following shares of redeemable convertible preferred stock have been issued by the Company as of September 30, 2014:

	Years Issued	Shares Issued	Net Proceeds
Series A Stock	2002 – 2004	1,292,084	$1,307,794
Series B Stock	2005 – 2006	11,919,624	3,542,237
Series C-1 Stock	2007	16,240,450	5,505,641
Series C-2 Stock	2008 – 2009	19,104,610	4,172,672
Series D Stock	2011 – 2013	143,737,467	30,947,548
Series E Stock	2014	45,938,041	7,428,307

The value of the Series A/B/C Stock and Series D Stock shares is recorded at the amount initially received on the date of issuance or upon conversion from debt, less any applicable discounts for warrants and issuance costs, adjusted for the accretion of discounts utilizing the effective interest method up to the redemption amount from the respective issuance date to the Series D Preferred Stock Redemption Date, and the accretion of cumulative dividends. The redemption value for Series A/B/C Stock agrees to the liquidation value presented on face of the balance sheet. The redemption value of Series D Stock and Series E Stock is $38,032,407 and $10,579,148, respectively.

9. Stock Option Plan

In February 2014, pursuant to the Series E Preferred Stock and Warrant Purchase Agreement, the amount of shares reserved for the 2011 Plan was increased to 20% of the total outstanding shares of the Company calculated on a fully diluted basis and required to be kept at that percentage with each subsequent equity financing.

As of September 30, 2014, options to purchase 58,252,138 shares of Common Stock were outstanding, including 28,181,651 options that are fully vested. The remaining options vest over 2.4 years.

A summary of the Plans’ stock option activity is as follows:

	Plan Options Outstanding	Weighted- Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at December 31, 2013	37,497,227	0.03	7.5
Granted	27,940,365	0.02
Exercised	(1,056,137)	0.04
Forfeited	(5,753,876)	0.05
Cancelled	(375,441)	0.02

Balance at September 30, 2014	58,252,138	0.03	8.0	$—

Vested and expected to vest at September 30, 2014	53,970,934	0.03	7.7	$—

Exercisable at September 30, 2014	28,181,651	0.03	8.0	$—

Below is a summary of stock option grant activity and related fair value information for the nine months ended September 30, 2014:

2014 Grants	Options Granted	Exercise Price	Fair Value of Common Stock on Date of Grant
January	225,000	$0.02	$0.02
March	26,782,385	$0.02	$0.02
May	932,980	$0.02	$0.02

Total	27,940,365

As of September 30, 2014, there was total unrecognized compensation expense of $312,433 related to unvested stock options, which the Company expects to recognize over a weighted-average period of 2.4 years.

10. Commitments and Contingencies

Legal Matters

The Company’s industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, the Company may be subject to various legal proceedings from time to time. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. Any current litigation is considered immaterial and counter claims have been assessed as remote.

Merck Non-Exclusive License Agreement

In June 2012, the Company entered into a non-exclusive license agreement with Merck Sharp & Dohme Corp. (“Merck”) whereby the Company agreed to sublicense certain intellectual property related to breast cancer biomarkers with the intent to develop, manufacture and commercialize a diagnostic test utilizing this technology. The Company agreed to pay Merck certain contingent milestone payments between $50,000 and $1,000,000 and future royalties of 3%-6% of sales derived from such products developed that utilize the licensed technology. No amounts have been paid under this agreement as the Company has not achieved any of the milestone targets or developed any products that utilize the licensed technology.

11. Related-Party Transactions

During the nine months ended September 30, 2014 and 2013, the Company paid $1,206,250 and $318,750, respectively, to NuvoGen, who is also a Common Stock shareholder of the Company. The underlying agreement with NuvoGen was amended in February 2014 (see Notes 4 & 5).

In March 2014 and July 2013, the Company entered into two separate consulting agreements to assess potential markets for its products with a Series D Stock & Series E Stock shareholder. The shareholder was paid $99,800 and $0 for the nine months ended September 30, 2014 and 2013, respectively under those agreements. The shareholder’s employee is a member of the Board.

12. Income Taxes

The Company provides for income taxes based upon management’s estimate of 2014 taxable income or loss. The Company recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences would result in deductible or taxable amounts in future years, when the reported amounts of the assets are recovered or liabilities are settled, respectively.

In each period since inception, the Company has recorded a valuation allowance for the full amount of our net deferred tax assets, as the realization of the net deferred tax assets is uncertain. As a result, the Company has not recorded any federal or state income tax benefit in the statements of operations.

The Company periodically reviews its filing positions for all open tax years in all U.S. federal, state and international jurisdictions where the Company is or might be required to file tax returns or other required reports.

The Company applies a two-step approach to recognizing and measuring uncertain tax positions. The Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties at September 30, 2014 and December 31, 2013, respectively, and has not recognized interest or penalties during the periods ended September 30, 2014 and September 30, 2013, respectively, since there are no material unrecognized tax benefits. Management believes no material change to the amount of unrecognized tax benefits will occur within in the next 12 months.

SHARES OF COMMON STOCK

Leerink Partners

Canaccord Genuity	JMP Securities

Through and including                     , 2015 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by HTG Molecular Diagnostics, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the FINRA filing fee and the Nasdaq Global Market filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective immediately prior to the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•	indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•	indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent sales of unregistered securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2011:

(1)	Since January 1, 2011, the Registrant granted stock options under the Registrant’s 2011 Equity Incentive Plan, or the 2011 plan, to purchase an aggregate of 65,120,252 shares of common stock to its employees, directors and consultants, having exercise prices ranging from $0.02 to $0.12 per share.

(2)	Since January 1, 2011, the Registrant issued and sold to its current and former employees an aggregate of 219,103 shares of common stock pursuant to the exercise of options granted prior to January 1, 2011 under the 2011 plan for aggregate consideration of $4,380.

(3)	From February 18, 2011 through May 29, 2013, the Registrant issued and sold to investors an aggregate of 143,737,467 shares of its Series D preferred stock at a purchase price of $0.2189 per share, for aggregate consideration of $31.5 million. Of this amount, $1.8 million was paid for by cancellation of indebtedness under previously issued convertible promissory notes. Upon the closing of this offering, these shares will convert into 143,737,467 shares of common stock.

(4)	From February 4, 2014 through March 31, 2014, the Registrant issued and sold to investors an aggregate of 45,938,041 shares of its Series E preferred stock at a purchase price of $0.2189 per share, for aggregate consideration of $10.1 million. The Registrant also issued to investors in the financing warrants to purchase up to an aggregate of 11,484,503 shares of its Series E preferred stock at an issue price of $0.0001 per share underlying the warrants, for aggregate consideration of $1,148.45. The Series E warrants were exercisable for $0.001 per share and were exercised immediately upon issuance for an aggregate cash purchase price of $11,484.61.

(5)	On August 22, 2014, the Registrant issued a warrant to each of Oxford Finance LLC and Silicon Valley Bank, each exercisable for 1,256,281 shares of its Series E preferred stock at an exercise price of $0.2189 per share. The warrants were issued in connection with the Registrant’s entry into a loan and security agreement with the warrant holders. Upon the conversion of the Registrant’s preferred stock in connection with the closing of this offering, the warrants will each become exercisable for 1,256,281 shares of the Registrant’s common stock at an exercise price of $0.2189 per share.

(6)	On December 30, 2014, the Registrant agreed to issue to investors warrants that are initially exercisable for an aggregate of 9,321,176 shares of its Series E preferred stock at an exercise price of $0.2189 per share, for aggregate consideration of $1,354. The Registrant agreed to issue the warrants in connection with the Registrant’s entry into two separate note and warrant purchase agreements with certain of the Registrant’s existing investors. Upon closing of this offering, the warrants are expected to become exercisable for an aggregate of shares of the Registrant’s common stock at an exercise price of $ per share, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of the prospectus forming a part of this registration statement).

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the 2011 plan or the Registrant’s 2001 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraphs (3) through (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16.	Exhibits and financial statement schedules.

(a)	Exhibits.

The exhibits filed with this registration statement are listed in the Exhibit Index hereto, which is incorporated by reference herein.

(b)	Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on the 30th day of December, 2014.

HTG MOLECULAR DIAGNOSTICS, INC.

By:	/s/ Timothy Johnson
Timothy Johnson
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy Johnson and Shaun McMeans, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Timothy Johnson	President, Chief Executive Officer and	December 30, 2014
Timothy Johnson	Member of the Board of Directors (Principal Executive Officer)

/s/ Shaun D. McMeans	Chief Financial Officer	December 30, 2014
Shaun D. McMeans	(Principal Financial and Accounting Officer)

/s/ Peter T. Bisgaard	Chairman of the Board of Directors	December 30, 2014
Peter T. Bisgaard

/s/ Harry A. George	Member of the Board of Directors	December 30, 2014
Harry A. George

/s/ Simeon J. George, M.D.	Member of the Board of Directors	December 30, 2014
Simeon J. George, M.D.

/s/ Molly Hoult	Member of the Board of Directors	December 30, 2014
Molly Hoult

Signature	Title	Date

/s/ Larry Senour	Member of the Board of Directors	December 30, 2014
Larry Senour

/s/ Lewis Shuster	Member of the Board of Directors	December 30, 2014
Lewis Shuster

/s/ Jim Weersing	Member of the Board of Directors	December 30, 2014
Jim Weersing

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement dated January 9, 2001, as amended, by and between the Registrant, Neogen, L.L.C., Stephen Felder and Richard Kris.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws to become effective immediately prior to the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Common Stock Warrant issued by the Registrant to the University of Arizona, dated March 13, 2009.

4.3	Series C-2 Preferred Stock Warrant issued by the Registrant to Silicon Valley Bank, dated December 24, 2008.

4.4	Series E Preferred Stock Warrant issued by the Registrant to Silicon Valley Bank, dated August 22, 2014.

4.5	Series E Preferred Stock Warrant issued by the Registrant to Oxford Finance LLC, dated August 22, 2014.

4.6†	Form of Warrant issued by Registrant to bridge financing investors.

4.7†	Form of Warrant issued by Registrant to bridge financing investors.

4.8	Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, to become effective upon closing of this offering.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+	HTG Molecular Diagnostics, Inc. 2001 Stock Option Plan and Forms of Stock Option Agreement and Stock Option Grant Notice thereunder.

10.3+	HTG Molecular Diagnostics, Inc. 2011 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.4+†	HTG Molecular Diagnostics, Inc. 2014 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.5+†	HTG Molecular Diagnostics, Inc. 2014 Employee Stock Purchase Plan.

10.6+†	HTG Molecular Diagnostics, Inc. Non-Employee Director Compensation Policy.

10.7+†	Employment Letter Agreement dated January 14, 2008 by and between the Registrant and Timothy Johnson.

10.8+†	Employment Letter Agreement dated April 21, 2011 by and between the Registrant and John Lubniewski.

10.9+†	Employment Letter Agreement dated April 27, 2011 by and between the Registrant and Debra Gordon.

Exhibit Number	Description of Document

10.10+†	Employment Letter Agreement dated January 13, 2012 by and between the Registrant and Shaun McMeans.

10.11+†	Employment Letter Agreement dated March 4, 2014 by and between the Registrant and Patrick Roche.

10.12	Standard Commercial-Industrial Multi Tenant Triple Net Lease dated July 11, 2008 by and between the Registrant and Pegasus Properties LP.

10.13	Standard Commercial-Industrial Multi Tenant Triple Net Lease dated May 11, 2011 by and between the Registrant and Pegasus Properties LP.

10.14	Sponsored Research Agreement, dated April 25, 2014, by and between the Registrant and The University of Texas M.D. Anderson Cancer Center.

10.15	Loan and Security Agreement, dated August 22, 2014, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank.

10.16	Termination of Security Agreement, Release of Security Interest and Understanding Regarding Asset Purchase Agreement, dated August 22, 2014, by and between the Registrant and NuvoGen Research LLC.

10.17*	IVD Test Development and Component Supply Agreement, dated October 15, 2014, by and between the Registrant and Illumina, Inc.

10.18†	Note and Warrant Purchase Agreement, dated December 30, 2014, by and among the Registrant and the entities and persons listed therein.

16.1	Letter regarding change in certifying accountant.

23.1	Consent of BDO USA, LLP, an Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	We have requested confidential treatment for certain portions of this agreement.